
09011006

# Core Strength, Exceptional Performance 2008 Annual Report



Community Bank System, Inc.



## 2008 Performance Highlights

- Net income grew by 7.1% to $45.9 million
- Earnings per share were $1.49, an increase of 4.9%
- Net interest income of $148.5 million was up 9.2%
- 18-basis point improvement in net interest margin to 3.82%
- Noninterest income[1] growth of 15.8% to $73.2 million
- Noninterest income[1] to total revenue ratio was 33.0%, up from 31.8% in 2007
- Exceptional asset quality at year end:
  - Nonperforming loans to total loans of 0.40%
  - Delinquency ratio of 1.43%
  - Net charge-offs to average loans of 0.20%
  - Loan loss allowance to nonperforming loans of 312%
- Raised $52.5 million by issuing 2.53 million shares of common stock
- Acquired 18 branch-banking centers in Northern New York State
- Acquired the Philadelphia division of Alliance Benefit Group MidAtlantic
- Increased quarterly cash dividend by 4.8% to $0.22 per share, 16th consecutive year of increased dividends

(1) excluding securities gains/losses and debt extinguishment charges

## Selected Financial Highlights

| **Income Statement** (in millions) | **2008** | **2007** |
|---|---|---|
| Net interest income | $ 148.5 | $ 136.0 |
| Noninterest income[1] | 73.2 | 63.3 |
| Financial services revenue | 34.4 | 28.0 |
| Operating expense | 158.6 | 142.1 |
| Provision for loan loss | 6.7 | 2.0 |
| Net income | $ 45.9 | $ 42.9 |
| **Per Share Data** (diluted) | | |
| Earnings per share | $ 1.49 | $ 1.42 |
| Earnings per share – cash | 1.73 | 1.62 |
| Cash dividends declared | 0.86 | 0.82 |
| Book value | 16.69 | 16.16 |
| Tangible book value | $ 6.62 | $ 7.51 |
| **Balance Sheet Data** (end of period, in millions) | | |
| Assets | $ 5,175 | $ 4,698 |
| Loans | 3,136 | 2,821 |
| Deposits | 3,701 | 3,228 |
| Shareholders' Equity | $ 545 | $ 479 |

[1]excluding securities gains/losses and debt extinguishment charges

## Table of Contents

# 7-Year Performance Summary

### Interest-Earning Assets
($ in billions)
**7-Year CAGR = 6.0%**



$3.031
$3.047
$3.724
$3.796
$3.820
$4.142
$4.286
02
03
04
05
06
07
08


### Net Interest Income
($ in millions)
**7-Year CAGR = 6.3%**



$127.9
$131.9
$151.1
$145.9
$134.8
$136.0
$148.5
02
03
04
05
06
07
08


### Noninterest Income[1]
($ in millions)
**7-Year CAGR = 15.6%**



$30.9
$37.9
$44.3
$48.4
$51.7
$63.3
$73.2
02
03
04
05
06
07
08


### Net Income
($ in millions)
**7-Year CAGR = 13.3%**



$38.5
$40.4
$50.2
$50.8
$38.4
$42.9
$45.9
02
03
04
05
06
07
08


### Earnings Per Share (diluted)
**7-Year CAGR = 9.1%**



$1.46
$1.49
$1.64
$1.65
$1.26
$1.42
$1.49
02
03
04
05
06
07
08


### Shareholders Equity
($ in millions)
**7-Year CAGR = 10.6%**



$325.0
$404.8
$474.6
$457.6
$461.5
$478.8
$544.7
02
03
04
05
06
07
08


[1]excluding securities gains/losses and debt extinguishment charges

## Profile

Community Bank System, Inc. (NYSE: CBU) is a registered bank holding company based in DeWitt, N.Y., with $5.2 billion in assets and 147 customer facilities across Upstate New York, where it operates as Community Bank, N.A., and Northeastern Pennsylvania, where it is known as First Liberty Bank & Trust. Its other subsidiaries include: BPAS, Inc., an employee benefits administration and consulting firm with offices in Upstate New York, Pennsylvania and Houston; the CBNA Insurance Agency, with offices in three Northern New York communities; Community Investment Services, Inc., a broker-dealer delivering financial products throughout the Company's branch network; and Nottingham Advisors, Inc., a wealth management and advisory firm with offices in Buffalo, NY and North Palm Beach, FL. For more information, visit: www.communitybankna.com or www.firstlibertybank.com.

# Dear Shareholders, Customers and Employees:

In last year's message we discussed the difficulty of the 2007 operating and economic environment, with little sense that it would evolve in 2008 into cessation of capital markets, a deepening recession, and the obliteration of many of the world's largest financial firms. Indeed, what a difference a year does make. We were not tempted by opportunities that would have taken us afield from our disciplined operating model, which, quite simply, is gathering deposits and making quality loans to customers within our branch markets. The financial strength of your Company has never been greater. Our capital levels are strong, and we declined bailout funds from the U.S. Treasury. We believe our 2008 results bear that out, in particular when compared to the banking industry at large.

A discussion of operating results typically begins with earnings; however, in the context of the current environment, asset quality may be a more relevant and consequential starting point. Bad loans and bad investments have been the root cause of virtually every financial institution failure; the principal duty of bank leadership should be ensuring a strong balance sheet. We have never originated subprime or other high-risk loans, and have meaningfully strengthened our credit disciplines over the past several years. Our net loan charge-off's of 20 basis points in 2008 compares to 90 basis points for our peers (as defined by the FDIC). Said another way, our loan losses in 2008 were only 27% of the losses incurred by our peers. Our non-performing loans at year-end 2008 were 40 basis points, compared to 229 basis points for our peers. Again, said differently, our peers had five times more non-performing loans than does Community Bank. Our investment portfolio is similarly strong, consisting almost entirely of treasury, government agency and municipal securities. We held no Fannie Mae or Freddie Mac preferred stock and incurred no realized losses in 2008 in our investment portfolio. The most fundamental strength of your company remains the quality of its loan and investment portfolios.

Earnings results for 2008 reflected this asset strength, despite the broad-based credit and economic difficulties of the later half of the year. Earnings per share increased 8% in 2008, excluding the effect of non-recurring tax gains, acquisition expenses and similar items. These results were driven by contributions from across the Company, including organic and acquired balance sheet growth, improvement in the net-interest margin, double-digit expansion of non-interest revenues, the accretive impact of our 2007 acquisitions, and exceptional loan quality that resulted in a low level of credit costs.

Any organization's long-term success is dependent upon its ability to grow and retain customer relationships, and 2008 was a good year for your Company in two important ways. First, for the second year in a row, J.D. Power & Associates has named Community Bank as one of the top 10 banks in the nation in customer satisfaction. We are very proud of all our employees for this continued distinction, and most thankful to our customers



## Investment Considerations

- Balanced and appropriate strategy for growth within targeted markets
- Disciplined and effective approach to growing revenue and profitability
- Dominant market share – 1st or 2nd in 74% of our markets
- Noninterest income was 33% of operating revenues in 2008
- Diversified financial services businesses – $34.4 million in 2008 revenues
- Record of successfully integrating acquisitions
- Strong dividend and yield
- Effective capital management strategies
- NYSE listed with significant liquidity

### Dividends Declared
7-Year CAGR = 7.0%



$0.56
$0.61
$0.68
$0.74
$0.78
$0.82
$0.86
02
03
04
05
06
07
08


### Book Value Per Share
7-Year CAGR = 7.0%



$12.52
$14.29
$15.49
$15.28
$15.37
$16.16
$16.69
02
03
04
05
06
07
08


## Total Shareholder Return
Through December 31, 2008, Including Reinvestment of Dividends

| | 1 Year | 5 Years | 10 Years | 15 Years |
|---|---|---|---|---|
| CBU | 27.5% | 3.5% | 9.1% | 12.6% |
| S&P 600 Comm. Bank | (19.9%) | (6.7%) | 3.5% | NA |
| NASDAQ Bank | (21.5%) | (4.4%) | 3.5% | 7.5% |
| S&P 500 | (36.9%) | (2.2%) | (1.4%) | 6.5% |
| Dow Jones Ind. Ave. | (31.9%) | (1.1%) | 1.7% | 8.1% |

Source: Bloomberg

for their trust and loyalty. Second, this confidence of our customers and communities in Community Bank generated an increase in our total customer base of 14%, or, nearly 40,000 new households upon which to develop and grow. Both of these points serve as a continuing validation of the effectiveness of our localized, community-oriented business model.

This growth in relationships and continued confidence in the strength of Community Bank likewise resulted in exceptional growth in 2008 of both deposits and loans. Excluding acquisitions, core deposits grew 7% in 2008. That represents 12,000 new account relationships and $123 million of new customer balances, and continues to be one of our most significant strategic objectives. Loans also grew at a 7% pace in 2008, or $190 million, with gains in all 3 of our portfolios—business loans, home mortgages, and consumer installment lending. Beyond financial results, we made important investments in our business banking capabilities in 2008 that will provide a stronger foundation for continued growth, including technology, business development capabilities, and efficiencies in our underwriting and credit administration processes.



*"We were not tempted by opportunities that would have taken us afield from our disciplined operating model, which, quite simply, is gathering deposits and making quality loans to customers within our branch markets. The financial strength of your Company has never been greater. Our capital levels are strong, and we declined bailout funds from the U.S. Treasury."*

Paul M. Cantwell, Jr. *Chairman of the Board* (LEFT)
Mark E. Tryniski *President and Chief Executive Officer* (RIGHT)

Our non-banking businesses, including (i) benefits administration and actuarial consulting, and (ii) wealth management, had a mixed year. The benefits administration and consulting group grew revenues at a 30% pace (about 10% of which related to an acquisition), with earnings contribution growing 12%. Despite a very difficult investment market in 2008, revenues of the wealth management group grew by 3%, but earnings contribution was down $2.3 million including a $1.7 million non-operating goodwill impairment charge. These non-banking businesses have been, and we expect will continue to be, a source of strong earnings growth and remain an important element of our long-term strategic objectives.

In November 2008 we completed our acquisition of 18 branch-banking centers in northern New York from Citizens Financial Group, representing $565 million of deposit relationships and $109 million of loans. To provide capital support for the acquisition, we issued $50 million of common stock in October 2008 in an oversubscribed offering. This high-value transaction fulfilled our objective of expanding our northern region franchise into the greater Adirondack and Champlain Valley markets, and secured a leading market share in Plattsburgh and Clinton County while broadening our presence across three additional counties. The present and future opportunities in these markets are attractive, and we've committed highly capable resources to support our efforts in the form of regional leadership and an exceptional Advisory Board. Results to-date are encouraging, with both loans and deposits growing from the date of acquisition.

Despite a very difficult market for bank stocks in 2008, Community Bank System, Inc. delivered a total return to shareholders of +27%. This compares to -37% for S&P 500, -22% for the NASDAQ Bank Index, and -20% for the S&P

Commercial Banks Index. 2008 was a year in which investors differentiated between those banks deemed to be safe and sound, and those deemed otherwise. Lest we take too much comfort in this outcome, our stock price has declined over 20% from January 1, 2009 through the date of this letter as the deepening financial crisis and response from the federal government precipitated indiscriminate panic selling of all bank stocks. We remain in a market environment of extraordinary uncertainty and volatility. It is the job of your Company's Board and management, however, to remain focused on creating sustainable, growing, earnings—that, ultimately, is the determinative factor in creating value for shareholders over time.

The Board of Directors expresses its gratitude to Bill Dempsey, who retired from the Board after over 20 years of distinguished service to shareholders. His selfless leadership was instrumental to the growth and success of Community Bank, particularly in the northern New York region where he will continue to serve as Chairman of our Adirondack Advisory Board. The Board is most thankful to Bill for his contributions to the Company and to our shareholders.

During 2008 the Board of Directors appointed James W. Gibson Jr., CPA, from Syracuse, New York, and James A. Wilson, CPA, from Scranton, PA, to the Board of Community Bank System, Inc. Both are independent directors who bring extensive financial expertise and banking industry experience to the company. In addition, in 2008, the company appointed five new directors to the Board of Community Bank, N.A. The new Directors include Mark Bolus (Scranton, PA), Neil E. Fessette (Plattsburgh, NY), Edward S. Mucenski (Potsdam, NY), John Parente (Wilkes-Barre PA), and John F. Whipple (Olean, NY). The Board welcomes the appointment and active participation of our new Directors as we continue to position the Company for long-term, profitable growth.

As our nation manages through the challenges of the most difficult economy of our time, the strength and soundness of your Company has never been greater. Neither has the opportunity for us to capitalize on that strength, across our markets, as the broader credit crisis has adversely impacted the ability of many financial institutions to respond to the needs of customers. Community Bank System, Inc. is well–positioned to capitalize on the opportunities that lie before us, and your Company's Board of Directors, management, and employees remain focused on continuing to deliver growing returns to shareholders.



Paul M. Cantwell, Jr.
*Chairman of the Board*



Mark E. Tryniski
*President and Chief Executive Officer*





Few think of Upstate New York or Northeastern Pennsylvania as vibrant economic regions, in particular when compared to the higher growth areas of the south and west. However, a study released by the Federal Reserve Bank of New York in December 2008, estimated the size of the Upstate New York economy at more than $200 billion in goods and services for 2006, a figure rivaling the output of many states.

Our Company has focused on assembling a strong retail banking franchise located primarily in the smaller, non-metropolitan markets of Upstate New York and Northeastern Pennsylvania. Consolidation of small to medium-sized financial institutions, along with de-emphasis of retail branch banking by larger institutions within our markets has created an opportunity for a community-focused bank to provide a full range of financial services to small and middle-market commercial and retail customers. Our goal is to establish a leading market share position in each of these smaller, stable regions, where we provide comprehensive retail and small business products, as well as responsive, decentralized decision-making; both reflective of our detailed knowledge of the local markets and customers. Our focus on these stable lower-growth markets has been a core strength which has resulted in dependable earnings growth, regular dividend increases and annual shareholder returns of more than 12% over the last 15 years.

While the larger financial institutions have focused their attention on the urban markets and chased market share in regions where population growth and property values seemed to be soaring continuously, we have remained consistent in our approach and have stayed committed to markets where growth is more measured. In the current period of severe economic turmoil our markets remain solid and stable and property values, which never really benefitted from the real estate bubble, have remained consistent.

## Strength Within Our Markets

We have assembled a very strong market presence in the 12 counties which make up our Northern New York region. This region stretches north from Syracuse to the Canadian and Vermont boarders, and covers an area of more than 17,000 square miles. Our 52 branch locations are focused in communities like Canton, Potsdam, Plattsburgh, and Watertown.

Over the past two years we have made two acquisitions which strengthened our market-leading service footprint in the region, and also provided a highly attractive base of core funding relationships. We acquired TLNB Financial Corporation and its five locations in June 2007. In late 2008, we acquired an additional 18 branch-banking centers in Clinton, Franklin, Essex, Lewis, Hamilton, Warren, and Washington counties, from RBS Citizens. Approximately one in every six retail bank locations in the region is now ours. These transactions strengthened our presence in the Adirondacks and the Champlain Valley, two areas of Upstate New York experiencing meaningful economic growth opportunities.

## Business Overview


Community Bank, N.A. Branches
First Liberty Bank & Trust Branches
Administrative/Operations Centers
Financial Services Centers

**Northern Region**

Counties: 12
Branch Locations: 52
Towns (1st or 2nd Market Share): 36
Deposits: $1.4 Billion

**Southern Region**

Counties: 16
Branch Locations:69
Towns (1st or 2nd Market Share): 42
Deposits: $1.6 Billion

**Pennsylvania Region**

Counties: 5
Branch Locations: 26
Towns (1st or 2nd Market Share): 12
Deposits: $0.8 Billion

*Our retail banking franchise is located primarily in the smaller non-urban markets of Upstate New York and Northeastern Pennsylvania where we seek a leading market share position. Our retail banking operation ranks first or second in deposit market share in more than 74% of the communities where we do business. Our retail banking business operates in stable markets which have not been subjected to the volatility currently impacting the housing and mortgage lending industries.*

As we have done in Northern New York, we have assembled a strong retail franchise in the 16 counties which form our Southern New York region. We have a solid, and expanding, market presence with 69 retail branch locations, which hold more than $1.6 billion in deposits. For the Southern New York region, we occupy the number one or two market position in six of the counties, as well as 42 local communities.

The Southern Region has a mix of rural and small urban areas stretching from Jamestown to Elmira and reaching up to Wayne County on the shore of Lake Ontario. The "Finger Lakes and Southern Tier" share the farming and small-manufacturing characteristics of other areas of Upstate New York, along with a slow but steady growth profile. This is reflected in recent New York Fed job growth data, which confirmed Upstate New York performed noticeably better than the results experienced nationwide.

Northeastern Pennsylvania also shares many demographic characteristics with the nearby Upstate New York region. In 2001, Community Bank System established a presence in the region by purchasing the well-established First Liberty Bank & Trust franchise. In 2003 and 2004 we expanded that presence with the acquisitions of the Grange National Bank and First Heritage Bank, respectively. First Liberty continues its strong market presence throughout the region, primarily in locations in and around Scranton and Wilkes-Barre. We are particularly strong in Wyoming and Lackawanna counties where we have deposit markets shares of approximately 21% and 10%, respectively.

The Northeastern Pennsylvania region is also weathering the economic storm better than most areas of the country. The region's unemployment rate has risen at nearly half the pace of the US over the last year, now standing a full point below the national average.



## A Stable Banking Environment

Unlike many of the high-growth Sunbelt areas which are experiencing volatility in current real estate values, Upstate New York and Northeastern Pennsylvania remain affordable and property valuations have remained consistent. Community Bank continues to produce solid results in this environment by remaining focused on a balanced and appropriate strategy for growth within these markets.

Unlike many large banks which are currently having asset quality problems, because of a willingness to originate higher-risk mortgage products, we have remained consistent with our underwriting standards. Our nonperforming assets as a percentage of outstanding assets was 0.27% at year end, compared to a national average for all commercial banks of 1.82% at December 31, 2008.

We continue to produce respectable growth across all lending lines and most importantly we remain free of exposure to the mortgage lending crisis that has affected many of the nation's markets, as we have no subprime or other higher-risk mortgage products within our real estate or investment portfolios. Our mortgage delinquency ratio of 1.07% is significantly below the industry-wide ratio, which remains above 6%.

## The Strength of Diversification

Another of our core strengths has been the Company's focus on increasing noninterest income through development of banking-related fee income, growth in existing financial services business units, and the acquisition of additional financial services and banking businesses.

Our banking services income comes from loans, deposits and other core customer activities, which are typically provided through the branch network and electronic banking channels. We also generate noninterest income from wealth management services performed by the Bank's personal trust unit, as well as income from investment and insurance products provided through Community Investment Services, Inc. or CISI, and the CBNA Insurance Agency, Inc. In addition, Nottingham Advisors provides diversified asset management services from locations in Buffalo, New York and North Palm Beach, Florida.

In addition to revenues which are generated in through our retail branch system, we have acquired and grown several financial services businesses which generate revenues outside of our branch-banking network. Benefit Plans Administrative Services, Inc. (BPAS) offers employee benefit plan administration, actuarial and consulting services from locations in Upstate New York, Pennsylvania, and Texas.

The expansion of our financial services businesses, both organically and through the use of targeted acquisitions, has enabled us to significantly expand our capabilities. BPAS has grown into a national provider of administrative, actuarial and consulting services to a diverse array of clients spanning the United States and Puerto Rico. Servicing over 2,000 retirement plans through partnerships with over 160 financial intermediaries nationwide, BPAS leverages its highly skilled staff and an innovative organizational structure to solve traditional challenges in new ways. Our wealth management capabilities have grown to include broker-dealer and investment advisory services, asset management services to individuals, corporate pension and profit sharing plans, trust services and insurance products and services.

Along with expanding our service capabilities, the strategy of developing strong financial services options has provided a strong revenue source unaffected by the variability of interest rate movements. Financial services revenues now represent 47% of our total noninterest income, and noninterest income was 33% of total revenue for 2008, up from 22% of total revenue in 2003.

### Loan Portfolio Composition

**Total Loans = $3.1 Billion**
(at 12/31/08)


Consumer Installment*
32.3%
Business/ Commercial
33.8%
Consumer Mortgage
33.9%

### Financial Services Revenue Composition

**2008 Financial Services Revenue = $34.4 Million**


Wealth Management
25%
Benefit Plan Services
75%

### Total Revenue Composition

**2008 Total Revenue = $222 Million**


Wealth Management Services
4%
Benefit Plan Services
12%
Banking Services
17%
Net Interest Income
67%

*including home equity

# Deep Community Roots Support Continued Growth

The challenging economic conditions of 2008 impacted all financial institutions, however it's apparent that some banks were far less affected than others. Our full year net interest income of $148.5 million was up 9.2% over 2007, and reflected strong organic loan growth from our markets of $193.5 million, as well as an 18-basis point improvement in our net interest margin. Our noninterest income of $73.2 million (excluding securities gains/losses and debt extinguishment charges) increased by $10.0 million, or 15.8% over 2007. Our long-term commitment to growing non-interest revenue is evident over the last 7 years, a period during which we realized a nearly three-fold increase in non-interest income, resulting in a compound annual growth rate of more than 15%, since 2001.

Locating and successfully executing high-value acquisitions remains a core operating strategy of Community Bank System. We have significantly enhanced and grown our banking franchise by making 11 successful acquisitions since 2001. As a result we have grown our assets by more than 250%, as well as adding 75 new markets.

We have also been an active acquirer of financial services businesses, which started with our acquisition of Benefit Plans Administrators in 1996. We have made five additional financial services acquisitions which added an investment advisory firm, and an insurance agency, as well as expanded our benefit plan administrative, consulting and actuarial services.

A number of potential opportunities were evaluated during 2008 and we proceeded with two solid "bolt-on" acquisitions which helped to strengthen the market position of Benefit Plan Administrative Services (BPAS), as well solidifying our leadership position in our Northern New York banking region.

In July 2008, BPAS acquired the Philadelphia division of Alliance Benefit Group MidAtlantic (ABG) from BenefitStreet, Inc., adding strength and enhanced capability in retirement plan consulting, daily valuation administration, actuarial and ancillary support services. This transaction also added approximately $5 million in annualized revenues, as well as valuable capacity to support the Company's growing customer base of more than 300 actuarial engagements, administration of over 200,000 defined contribution and flexible spending participant accounts, and custody of nearly $4 billion in retirement plan assets.

Our financial services revenues have more than tripled since 2000, growing to more than $34 million, or 15.5% of total revenue in 2008. BPAS was the primary driver behind the increase during 2008. The mid-year acquisition of ABG was responsible for a substantial portion of the increase, however we also realized organic growth from new clients and enhanced product offerings during the year.

In November 2008, our wholly-owned banking subsidiary, Community Bank, N.A. (CBNA) closed on the acquisition of 18 branch-banking centers in northern New York from Citizens Financial Group, Inc., adding approximately $565 million in deposits and $109 million in loans

This transaction strengthened our already leading market position in Northern New York. The addition of four branches in Plattsburgh and one in Champlain, established a strong market presence for Clinton County with a deposit market share of more than 20%. It broadened our presence in Franklin, Essex, and Lewis counties, with branches in Malone, Fort Covington, Tupper Lake, Saranac Lake, Lake Placid, Ausable Forks, Newcomb, Ticonderoga, and Lyons Falls. In addition, we gained access to new markets in Hamilton, Warren, and Washington counties with branch locations in Long Lake, Indian Lake, North Creek, and Whitehall. Our Northern New York Region customers now have access to 52 branches and 30 ATMs across the region.

The decision to acquire these branches presented a very attractive opportunity for us to grow our market-leading northern New York footprint in economically sound markets, while at the same time adding a highly attractive base of core funding relationships. The core deposit base we acquired was simply exceptional with time deposits representing less than one-third of total deposit balances. The acquisition provided the opportunity to increase our business substantially, without a

*"Our Company produced another strong year by remaining focused on our disciplined business model through very challenging market conditions."*

## Retail Branch Locations



112
126
125
124
128
131
147
02
03
04
05
06
07
08


## Deposit Growth

($ in millions)

7-Year CAGR = 5.5%



$2,505
$2,723
$2,928
$2,984
$3,168
$3,228
$3,701
02
03
04
05
06
07
08


## Banking Services Revenue

($ in millions)

7-Year CAGR = 14.8%



$18.5
$25.0
$27.6
$29.9
$31.1
$35.3
$38.8
02
03
04
05
06
07
08

significant increase in corporate administrative overhead costs. We expect to continue to make similar strategic acquisitions which expand and enhance the strength of our franchise and create additional shareholder value.

Another core growth strategy of our Company involves organically building high-quality, profitable loan and deposit portfolios. We generated 7% organic growth of core deposits through the end of 2008, reflecting both the Company's objective of lowering overall funding costs by reducing higher-cost time deposits and our focus on expanding core account relationships. Total deposits also grew by more than 14% during 2008, driven primarily by our branch acquisition in Northern New York, as well as aggressive business development efforts targeted at creating opportunities which expand the Company's share of the market, and drive productive growth to our portfolios.

Organic loan growth was also up by 7% in 2008 reflecting solid growth across all portfolios and across all of our geographic regions as well. Total loans at year end of $3.1 billion were up $315 million, or 11.2% from the end of 2007.

We realized business lending growth of $74.0 million, or 7.5% in 2008, reflecting our investment in additional personnel, technology and business development resources, along with our focus on small and moderate-size businesses. The intensity of competition for lending in 2008, appeared to ease in some of our markets as certain of our larger competitors reduced their lending participation, principally because of liquidity and capital restraints. We remain committed to growing our business lending portfolio, however only in a manner consistent with our goals of strong asset quality and profitable margins.

Our consumer mortgage portfolio was up a strong $85.4 million, or 8.7%, during 2008, despite softening demand in the overall market. More importantly, unlike the larger banks currently struggling with significant asset quality problems, we remained consistent with our approach of not offering subprime loans, no down payment loans, or loans to borrowers without a verifiable source of income. Our consumer mortgage portfolio has a stable, low-risk profile with no exposure to subprime, Alt-A, or other higher-risk mortgage products, which is reflected in our very strong asset quality metrics.

Consumer installment lending growth was particularly strong in 2008, growing by more than $155 million, or 18.1%, from the end of 2007. The weakness that existed in the new vehicle market for much of 2008 created demand for late model used and program car inventories, two segments in which we are active in our markets.



## CBU's Banking Acquisition History

**2008** Acquired 18 branches from Citizens Financial Group, Inc. in Northern New York

**2007** Acquired Tupper Lake National Bank in Northeast New York

**2006** Acquired Ontario National Bank in Ontario and Wayne counties, N.Y.
Acquired Elmira Savings & Loan in Elmira and Ithaca, N.Y.

**2004** Acquired First Heritage Bank in greater Wilkes-Barre, Pa.
Acquired an HSBC Bank branch in Dansville, N.Y.

**2003** Acquired Peoples Bankcorp in Ogdensburg, N.Y.
Acquired Grange National Banc Corp., in Northeast Pa.

**2001** Acquired Citizens' National Bank of Malone, N.Y.
Acquired First Liberty Bank & Trust, based in Scranton, Pa.
Acquired 36 branches in Western and Central New York from FleetBoston

## CBU's Financial Services Acquisition History

**2008** Acquired Alliance Benefit Group MidAtlantic from BenefitStreet, Inc.

**2007** Acquired CBNA Insurance Agency, Inc. as part of the TLNB Financial acquisition
Acquired Hand Benefits & Trust of Houston, Texas

**2003** Acquired Harbridge Consulting Group in Syracuse, N.Y.

**2000** Acquired Nottingham Advisors, a nationally recognized investment advisory firm, based in Buffalo, N.Y.

**1996** Acquired Benefit Plans Administrators, Inc., a benefits administration and recordkeeping business, based in Utica, N.Y.


COMMUNITY BANK
SYSTEM, INC.

*"We have greatly strengthened and grown the company over the past several years through a disciplined operating model that, quite simply, remained focused on gathering deposits and making quality loans to customers within our branch markets. We expect also to continue making high-value acquisitions, which remains an important element of our strategic growth plan."*

FROM LEFT TO RIGHT
(BACK)
Scott Kingsley *Executive Vice President & Chief Financial Officer,*
Brian Donahue *Executive Vice President & Chief Banking Officer*
(FRONT)
Mark Tryniski *President & Chief Executive Officer*
George Getman *Executive Vice President & General Counsel*

# A Time for Exceptional Performance

During 2008 the banking industry struggled through the most severe economic environment its faced in more than 60 years. FDIC-insured institutions reported net income of $16.1 billion, a decline of nearly 84% from 2007, and the lowest annual total in almost 20 years. Higher loan loss provisions and securities losses were primarily responsible for the significant drop in industry profits during the year. While a large portion of the losses were concentrated in larger institutions, nearly one out of every three institutions reported a net loss in the fourth quarter, and approximately 64% of insured institutions reported lower net income for the year.

Our 2008 performance included expansion of net interest income, organic growth of both loans and core deposits and improvement in our net interest margin, double-digit growth in non-interest income sources, and sound asset quality. We achieved exceptional performance in a very challenging business environment. The Company's net earnings for 2008 were $45.9 million, or $1.49 per share, up 7.0% and 4.9%, respectively, compared with 2007. Our 2008 cash earnings per share (excluding the after-tax effect of the amortization of intangible assets, acquisition-related market value adjustments, and goodwill impairment charges) were $1.73, a meaningful 16% above GAAP-reported results.

## Exceptional Asset Quality

(all ratio's at December 31, 2008)

| | Community Bank System, Inc. (CBU) | All Commercial Banks National (ACBN) | ACBN Assets < $100M | ACBN Assets $100M to $1B | ACBN Assets > $1B |
|---|---|---|---|---|---|
| Loan loss allowance/nonperforming loans | **312%** | 78.56% | 73.28% | 60.19% | 80.59% |
| Nonperforming loans/loans outstanding | **0.40%** | 2.91% | 1.97% | 2.45% | 2.89% |
| Nonperforming assets/total assets[2] | **0.27%** | 1.82% | 1.66% | 2.54% | 1.78% |
| Net charge-offs/average loans[1] | **0.20%** | 1.31% | 0.47% | 0.68% | 1.40% |

[1] FDIC Statistics - Net Charge-Offs to Loans
[2] FDIC Statistics - Noncurrent assets plus other real estate owned/assets

Troubled assets continued to grow at FDIC-insured institutions in 2008 increasing the burden on banking industry earnings. Credit losses exceeded $50 billion in both the second and third quarters and absorbed one-third of the industry's net operating revenue. Net charge-offs for FDIC-insured institutions were $27.9 billion in third quarter 2008, an increase of $17.0 billion, or 156%, from a year earlier, and the seventh consecutive quarter of year-over-year growth.

We understand that asset quality is now the predominant focus across the banking industry, however for Community Bank the commitment to exceptional asset quality was not a recent revelation. We continue to experience superior asset quality metrics while many large financial institutions are taking sizable charge offs, reflective of their decisions to participate in higher risk lending products. With a mortgage delinquency ratio of 1.07%, we are significantly below the industry-wide ratio, which remains above 7%. Overall, our nonperforming loans were 0.40% of total loans at December 31, 2008, up eight basis points from the very favorable 0.32% at the end of 2007. Our 2008 delinquency ratio of 1.43% remained below long-term historical levels, and although net charge-offs of $5.7 million were $3.1 million above a historically low level of $2.6 million in 2007, they remained favorable by historical standards. These favorable and stable asset quality metrics illustrate the continued effectiveness of the Company's disciplined risk management and underwriting standards.

The credit crisis has spread more broadly to the consumer along with expectations of a lengthy recessionary environment. Although our markets remain relatively stable, Upstate New York and Northeastern Pennsylvania are certainly not immune to a broad-based recession, and we are sensitive to the need to remain disciplined in our credit administration and operating decisions.

## Service is Rooted in Our Culture

Community banks have typically viewed personal service as their most important competitive advantage in competing with larger institutions, as well as with other community banks. Although advances in information technology, such as the Internet, have enabled many customers to transact banking business without having to visit a bank's premises, many customers prefer face-to-face contact. Our business model continues to recognize this customer preference and embraces it as a competitive opportunity.

It's one thing to claim that you excel at providing an exceptional customer experience, it's quite another to be able to demonstrate this. In 2007, Community Bank was recognized as the second best bank in the nation in a customer satisfaction survey by J.D. Power & Associates.

In 2008, J.D. Power & Associates again conducted their study of overall satisfaction with the retail banking experience and concluded that retail banks that provide high levels of customer satisfaction have more highly committed customers, which are essential to financial growth. Once again Community Bank System finished in the top ten nationally, with the third highest score in the mid-Atlantic region, along with being one of only 15 banks nationwide to place in their top two service categories. We believe that this provides additional validation of our localized approach, as well as our commitment to focus our people, products, and process on superior customer service. We couldn't be more proud of our employees, nor more appreciative of our customers.

## Building Market Interest

It's broadly accepted that the public issuance market in 2008 was the worst in more than 30 years. Despite the very difficult environment for new equity issues, Community Bank System completed a public stock offering in early October 2008, raising approximately $50 million through the issuance of 2.53 million shares of common stock. The proceeds of the offering were used to support our acquisition of the RBS Citizens branches in our Northern New York Region. We believe that it's interesting to note that the offering was oversubscribed despite the difficult and challenging conditions existing in the global capital markets.

Considering the significant economic challenges facing our industry in 2008, Community Bank System had exceptional performance completing two high-value acquisitions, raising $50 million in new capital, maintaining superior asset quality ratios and growing revenue and net income. We expect even greater economic and cost structure challenges in 2009, however we believe that our many core strengths including, operating momentum across the company, a strong balance sheet, growing market share in core deposits and lending and rising non-interest revenues positions our Company for continued strong performance.

**Nonperforming Loans to Total Loans**


.65%
.62%
.55%
.55%
.47%
.32%
.40%
02
03
04
05
06
07
08

**Net Charge-Offs to Average Loans**


.54%
.54%
.37%
.33%
.24%
.10%
.20%
02
03
04
05
06
07
08

*"Community Bank System again finished near the top of the J.D. Power & Associates banking satisfaction survey, with the third highest score in the mid-Atlantic region for 2008."*

# Board of Directors

**Paul M. Cantwell, Jr.** was named Chairman of the Board in 2006. He is the former Chairman and President of the Citizens National Bank of Malone. He is presently the owner of the Cantwell & Cantwell Law Offices in Malone, NY.

**Brian R. Ace** has served as a Director since 2003, following the acquisition of Grange National Banc Corp. He is Chairman of the Compensation Committee, and a member of the Audit/Compliance/Risk Management and Loan/ALCO committees. He served on the Board of Grange National Banc Corp. from 1992-2003, and was Vice Chairman from 2001-2003. He is the owner of Laceyville Hardware in Laceyville, PA.

**Nicholas A. DiCerbo** is a partner of the law firm of DiCerbo & Palumbo of Olean, NY. He has been a Director since 1984. He is Chairman of the Strategic/Executive Committee and a member of the Loan/ALCO and Trust committees.

**James A. Gabriel** served as Chairman of the Board from 1999 to 2006. He is Chairman of the Trust Committee and a member of the Loan/ALCO, Nominating/Corporate Governance, Compensation and Strategic/Executive committees. He has served as a Director since 1984, and is the owner of the law firm of Franklin & Gabriel, located in Ovid, NY.

**Charles E. Parente** has served as a Director since 2004, following the acquisition of First Heritage Bank. Mr. Parente currently serves as Chief Executive Officer of Pagnotti Enterprises. His career also includes positions as President/CEO/Principal within a telecommunications company, a leading independent accounting and consulting firm, and a public accounting firm. He is Chairman of the Audit/Compliance/Risk Management Committee and a member of the Strategic/Executive, Compensation, and Loan/ALCO committees.

**David C. Patterson** is President and owner of Wight and Patterson, Inc., a manufacturer and seller of livestock feed located in Canton, NY. He has served as a Director since 1991. He is Chairman of the Loan/ALCO Committee and a member of the Compensation, Nominating/Corporate Governance, and Strategic/Executive committees.

**James W. Gibson, Jr.** was appointed to the Board January 1, 2009. Mr. Gibson recently served as a Partner in KPMG, LLC, a global network of professional services firms providing audit, tax and advisory services, in New York City. He is a member of the Audit/Compliance/Risk Management Compensation and Loan/ALCO committees.


COMMUNITY BANK
SYSTEM, INC.

*On December 31, 2008, **William M. Dempsey** retired as a member of Community Bank System, Inc.'s Board of Directors, following 24 years of service. A Director since 1984, he was Chairman of the Audit/Compliance/Risk Management Committee and a member of the Loan/ALCO and Nominating/Corporate Governance committees. The Board of Directors sincerely appreciates his commitment and guidance which will be missed.*

FROM LEFT TO RIGHT
(FRONT) James Gabriel, Paul Cantwell, Mark Tryniski, David Patterson
(BACK) Sally Steele, Nicholas DiCerbo, James Wilson, Charles Parente, James Gibson, Brian Ace

**Sally A. Steele** has served as a Director since 2003, following the acquisition of Grange National Banc Corp. She is Chairwoman of the Nominating/Corporate Governance Committee and a member of the Loan/ALCO, Strategic/Executive, and Compensation committees. Ms. Steele operates her own law practice in Tunkhannock, PA.

**Mark E. Tryniski** has served as President and Chief Executive Officer of Community Bank System since 2006, at which time he was also elected to the Board. He was formerly the company's Executive Vice President and Chief Operating Officer from 2004-2006 and, prior to that, its Chief Financial Officer beginning in 2003. Before joining the company in 2003, Mr. Tryniski was a partner within the Syracuse office of PricewaterhouseCoopers.

**James A. Wilson** was appointed to the Board on January 1, 2009. He served as a Partner for Parente Randolph, LLC, one of the top 35 accounting and consulting firms in the United States, in its Wilkes-Barre, PA office through April 2008. He also previously served as Director for the School of Accounting for the International Correspondence School in Scranton, PA. He serves as a member of the Audit/Compliance/Risk Management and Loan/ALCO committees.

# Bank and Advisory Boards

## Board of Directors – Community Bank, N.A.

Paul M. Cantwell Jr., Chairman[1]
Nicholas A. DiCerbo[2]
David C. Patterson[2]
Mark E. Tryniski[2,3]
Brian R. Ace[2]
James A. Gabriel[2]
Sally A. Steele[2]

[1]Also Chairman of the Community Bank System, Inc. Board
[2]Also a member of the Community Bank System, Inc. Board
[3]President and Chief Executive Officer

**Mark J. Bolus** President and majority owner of Bolus Motor Lines, Inc. and Bolus Freight Systems, Inc. of Scranton, PA., was appointed to the Community Bank, N.A. Board in January 2009.

**Neil E. Fesette** Owner, President and Chief Executive Officer of Fesette Realty, LLC and Fesette Property Management, both located in Plattsburgh, N.Y., was appointed to the Community Bank, N.A. Board in January 2009.

**Edward S. Mucenski** a Certified Public Accountant and a partner and Managing Director of the Pinto, Mucenski & Watson, P.C. accounting firm in Potsdam, N.Y., was appointed to the Community Bank, N.A. Board in January 2009.

**John Parente** Chief Executive Officer of CP Media, LLC of Wilkes-Barre, PA, an owner and operator of broadcast television stations, was appointed to the Community Bank, N.A. Board in January 2009.

**John F. Whipple** a Certified Public Accountant and the Chief Executive Officer of Buffamante Whipple Buttafaro, P.C., a certified public accounting and business advisory firm with offices in Olean, Jamestown and Orchard Park, New York, was appointed to the Community Bank, N.A. Board in January 2009.

## First Liberty Advisory Board

Ed Coach
Michael Coleman
William M. Davis
Charles Flack
John Graham
Scott Henry
Gary Lamont
Thomas McCullough
William Nasser
Russell Newell
Frank Niemiec
James O'Brien
Harold Snowdon
Robert Wheeler

## Adirondack/Plattsburgh Advisory Board

Martin Bier
William Dempsey
Alexander Edwards
Neil Fasette
Jeremiah Hayes
Morrison J. Hosley
Thomas Hyde
James Langley
Kevin Littlefield
Peter Lynch
Camil G. Maroun, Jr.
William Maroun
James Murnane III
Kim Murray
Stuart P. Nichols
Trey Pecor
Leroy B. Pickering

## Administration and Lenders

### Executive

Mark E. Tryniski, President and Chief Executive Officer
Scott A. Kingsley, Executive Vice President, Chief Financial Officer
Brian D. Donahue, Executive Vice President, Chief Banking Office
George J. Getman, Executive Vice President, General Counsel

### Lending, Credit and Branch Administration

J. David Clark, Senior Vice President, Chief Credit Officer
Stephen G. Hardy, Senior Vice President, Chief Credit Administrator
Richard M. Heidrick, Senior Vice President, Retail Banking Administrator
Claire F. LaGarry, Senior Vice President, Branch Service Administration NY/PA, Director of Consumer Banking
Scott J. Boser, Vice President, Indirect/Consumer Loan Manager
Nancy Mastrucci, Vice President, Senior Credit Manager
Michael J. Stacey, Vice President, Collections Manager
Earl R. Withers, Jr., Vice President, Director of Mortgage Banking
Nancy A. Aiello, Assistant Vice President, Credit Administration Support Officer
Pamela S. Dent, Assistant Vice President, Bankruptcy Recovery Specialist
Stephen B. Dupree, Assistant Vice President, Reports Analyst
Jennifer Hernandez, Assistant Vice President, Mortgage Processing Manager

### Finance and Treasury Management

Joseph J. Lemchak, Senior Vice President, Chief Investment Officer
Charles M. Ertel, Vice President, Director of Taxation and Capital Planning
Susan S. Fox, Vice President, Corporate Controller
Robert R. Frost, Vice President, Financial Analysis Manager
Sean M. Howard, Vice President, Investment Officer
Pamela J. Taylor, Vice President, Data Warehousing Manager
Shannon M. Davis, Assistant Vice President, Asset Liability Manager
Laura J. Mattice, Assistant Vice President, General Accounting Manager
Dennelle T. Michalski, Assistant Vice President, Financial Controls Manager
Ann M. Moneypenny, Assistant Vice President, Asset Liability Analyst
Robert E. Pierce, Assistant Vice President, Financial Reporting Manager
Randy Pray, Assistant Vice President, Corporate Purchasing Manager

### Administration

Timothy J. Baker, Senior Vice President, Director of Special Projects
Bernadette R. Barber, Senior Vice President, Chief Human Resources Officer
Harold M. Wentworth, Senior Vice President, Director of Sales and Marketing
Kristine M. Besaw, Vice President, Senior Regional Human Resources Manager NY
Diane C. Seaman, Vice President, HR Manager/Organizational Development
Michelle L. Cring, Assistant Vice President, Benefits Manager
Donna J. Drengel, Assistant Vice President; Corporate Secretary, Board and Shareholder Relations
Michael F. Joyce, Assistant Vice President, Facilities Manager
John A. Puchir, Assistant Vice President, Sales Manager
Lorie M. Semmel, Assistant Vice President, HRIS/Projects Manager

### Technology & Operations

J. Michael Wilson, Senior Vice President, Chief Technology Officer
George Joseph (Jerry) Burke, Vice President, Director of Technology Services
Robin E. Dumas, Vice President, Electronic Banking Manager
Brian R. Gaffney, Vice President, Manager of Technology Projects
Patricia A. Hayes, Vice President, Operations Project Manager
Nancy M. Lewis, Vice President, Item Processing Manager
Barbara L. Snyder, Vice President, Loan Operations Manager
Christina E. Sullivan, Vice President, Deposit Operations Manager
Tracie M. Clayson, Assistant Vice President, System Administrator Loan Operations
Aaron S. Friot, Assistant Vice President, Information Technology Manager – Technical Support & Security
Allyson B. Houston, Assistant Vice President, Technical Project Administrator
Frank A. Palmisano, Assistant Vice President, Manager Network Administration
Johnathan V. Whitton, Assistant Vice President, Technical Project Administrator

### Risk Management

Paul J. Ward, Senior Vice President, Chief Risk Officer
Mark J. Houghtaling, Vice President, Credit Risk Manager
Dianne L. Parks, Vice President, Corporate Compliance Officer
Stuart A. Smith, Vice President, Security Officer
Lynne M. Wadsworth, CIA, CFSA, Vice President, Corporate Auditor
Anthony A. Antonello, Assistant Vice President, Security Investigator
Melissa R. Cloce, Assistant Vice President, Compliance Manager
William McLaughlin, Assistant Vice President, Loan Review

## Community Bank

### Branch Services

Judith A. Meyer, Vice President, Branch Coordinator

### Business Banking

**Canton**
Robert F. Zehr, Vice President, Senior Indirect Market Manager
**Clifton Springs (Main Street)**
David Gooding, Vice President, Commercial Loan Officer
Tina Bounds, Assistant Vice President, Mortgage Specialist
**DeWitt/Syracuse**
Joseph F. Serbun, Vice President, Commercial Banking Officer
**Elmira**
Christopher Mekos, Vice President, Commercial Loan Officer
Richard R. Sisson, Vice President, Commercial Loan Officer
**Erwin/Painted Post**
Michael G. Austin, Vice President, Small Business Loan Manager
Thomas F. Beers, Vice President, Commercial Loan Officer
**Geneva**
Stephen H. Rich, Vice President, Commercial Lending Team Leader
James M. King, Vice President, Senior Agricultural Loan Officer
Loren C. Herod, Vice President, Agricultural Loan Officer
Andrew B. Rice, Assistant Vice President, Agricultural Loan Officer
Dominick (Jim) Vedora, Assistant Vice President, Commercial Loan Officer
**Ithaca**
David Reaske, Vice President, Commercial Loan Officer
**Lakewood**
Roger E. Dickinson, Vice President, Commercial Lending Team Leader
Linda Tampe, Assistant Vice President, Commercial Loan Officer
**Lowville**
Kevin J. Kent, Vice President, Commercial Loan Officer
Joseph A. Monnat, Assistant Vice President, Agricultural Loan Officer
Richard E. Roes, Assistant Vice President, Agricultural Loan Officer
**Malone**
Thomas F. MacDonald, Vice President, Sr. Agricultural Loan Officer
Michael J. McDonald, Assistant Vice President, Commercial Loan Officer
**North Creek**
Eugene M. Arsenault, Vice President, Commercial Loan Officer
**Olean**
Mark P. Saglimben, Vice President, Commercial Loan Team Leader
Scott P. Brechbuehl, Vice President, Commercial Loan Officer
Eric M. Garvin, Assistant Vice President, Commercial Loan Officer
**Plattsburgh (Margaret Street)**
Craig Cashman, Vice President, Commercial Loan Officer
Paul Connelly, Vice President, Commercial Loan Officer
Tracy Clark, Assistant Vice President, Commercial Loan Officer
**Potsdam**
Nicholas S. Russell, Senior Vice President of Commercial Banking Northern Region
Ronald J. Bacon, Vice President, Commercial Loan Team Leader
Duane M. Pelkey, Vice President, Commercial Loan Officer
**Saranac Lake**
Craig Stevens, Vice President, Commercial Loan Officer
**Watertown**
Jennifer Hutteman-Kall, Vice President, Commercial Loan Officer
Michelle D. Pfaff, Vice President, Commercial Loan Officer
Timothy D. Tallmadge, Vice President, Manager Special Assets
Michael J. Brassard, Vice President, Loan Workout Officer
Edward C. Ward, Vice President, Senior Agricultural Loan Officer

**Wellsville**
Douglas O. Frank, Vice President, Commercial Loan Officer
James M. Knapp, Assistant Vice President, Business Development Officer

## First Liberty Bank & Trust

Robert P. Matley, Executive Vice President, President Pennsylvania Banking
Robert A. Cirko, Senior Vice President, Regional Retail Banking Manager
Donna Skechus, Vice President, Special Projects Manager
Debbie Dunleavy, Assistant Vice President, Marketing Coordinator
Carol A. Scriven, Assistant Vice President, Human Resources Manager

### Branch Services
J. Randall Palko, Vice President, Regional Branch Administrator, Olyphant

### Business Banking
**Hazleton**
Arthur A. Tarone, Senior Vice President, Commercial Loan Officer
John Spevak, Senior Vice President. Commercial Loan Officer
**Olyphant**
Barry J. Westington, Vice President, Loan Workout Officer
**Scranton, Keyser Avenue**
Warren C. Rozelle, Senior Vice President, Commercial Lending Team Leader
Mary Elizabeth D'Andrea, Senior Vice President, Commercial Loan Officer
Samuel DeStefano, Vice President, Senior Indirect Market Manager
Joseph S. Tomko, Senior Vice President, Commercial Loan Officer
**Tunkhannock**
Matthew Dougherty, Vice President, Commercial Loan Officer
Walter Sarafinko, Assistant Vice President, Commercial Loan Officer
**Wilkes-Barre, Franklin St.**
Richard D. Krokos, Senior Vice President, Commercial Lending Team Leader
Joseph D. Angelella, Senior Vice President, Commercial Loan Officer
Edward E. Nork, Senior Vice President, Commercial Loan Officer
Cynthia L. Lefko, Vice President, Cash Management Product and Sales Manager
David M. McHale, Vice President, Commercial Loan Officer
Douglas E. Klinger, Vice President, Commercial Loan Officer
Carmela D. Yanora, Assistant Vice President, Commercial Loan Officer

## Financial Services and Subsidiaries

### Trust Services
Catherine B. Koebelin, CTFA, Vice President, Trust Administration Manager, Olean
Vincent L. Mastrucci, Vice President, Trust Officer, Scranton PA
Richard A. Siarniak, Vice President, Employee Benefits Trust Officer, Scranton PA
Patricia E. Barie, CTFA, Trust Officer, Olean
Charlotte S. Carlson, CTFA, Trust Officer, Lakewood
Patricia A. Crolly, Trust Officer, Scranton PA
Robert P. Jewell, CFP®, Trust Officer, Elmira
Paul J. Snodgrass, AIF, Trust Investment Officer, Canton

### Benefit Plans Administrative Services, LLC
6 Rhoads Drive, Utica, NY 13502
Barry S. Kublin, President
Paul M. Neveu, Senior Vice President, Sales & Marketing
Maryanne Geary, Senior Vice President, Plan Administration Services
Linda S. Pritchard, Senior Vice President, Recordkeeping Services
John Van Buren, Regional President, Philadelphia

### Hand Benefits & Trust Company
5700 Northwest Central Dr., Suite 400, Houston, TX 77092
W. David Hand, Chief Executive Officer
Stephen Hand, President

### Harbridge Consulting Group, LLC
1 Lincoln Center, Syracuse, NY 13201
Vincent F. Spina, President
Steven P. Chase, Vice President
Sarah E. Dam, Vice President
Kenneth M. Prell, Vice President
Sheila L. Yoensky, Vice President

### Nottingham Advisors, Inc.
500 Essjay Road, Suite 220, Williamsville, NY 14221
Thomas S. Quealy, President, Chief Operating Officer
Nicholas Verbanic, Vice President, Portfolio Manager
Lawrence V, Whistler, Vice President, Portfolio Manager
Kathleen E. Strohmeyer, Compliance Officer, Operations Manager

### CBNA Insurance Agency
117 Park Street, Tupper Lake, NY 12986
173 Margaret Street, Plattsburgh, NY 12901
6 Clinton Street, Heuvelton, NY 13654
Mark J. Moeller, President

### Community Investment Services, Inc.
53 Walnut Street, Lockport, NY 14094
Charles E. Kopp, President
Audrey Pound, Operations Manager
Patricia L. Schneider, Vice President, Sales Manager

**Financial Consultants**
David E. Bierwiler, Corning
Christian Brown, Elmira
Eric E. Brunet, Canton
Joseph M. Butler, Jr., Watertown
Thomas J. Ciolek, Olean
Chad E. Colbert, Gouverneur
Gerald T. Coyne, Scranton
Daniel P. Drappo, CFP, Black River
James G. Durso, Waterloo
Timothy Forman, Tupper Lake
Kevin C. Gildner, CFP®, Wellsville
Justin P. Hooper, Plattsburgh
Randall J. Hulick, Springville
Jessica A. Keller, Wellsville
Paul A. LaPointe, Potsdam
Rick P. Little, Tunkhannock
John B. McCarthy, Clifton Springs
Stephen V. Modrovsky, Wilkes-Barre
Albert F. Nitto, Dansville
Kyle J. Sorensen, Malone
Deborah W. Their, Scranton
Helen M. Willman, Lakewood

## Branch Locations

### Community Bank Northern Market
Ausable Forks
Valerie A. Daniels, Manager
Black River
Christina S. Meagher, Assistant Vice President, Manager
Boonville (101 Main Street and Headwaters Plaza)
Tina M. Paczkowski, Assistant Vice President, Manager
Brushton
James H. McElwain, Manager
Canton
David R. Peggs, Vice President, Manager
Champlain
Melissa M. Peryea, Manager
Chateaugay
Barbara J. LaVoie, Manager
Clayton
Rita J. Walldroff, Assistant Vice President, District Manager
Fort Covington
Kathryn E. Reynolds, Branch Supervisor
Gouverneur
Kenneth W. Snyder, Vice President, District Manager
Harrisville
Susan M. Smith, Branch Supervisor
Hermon
Connie J. Green, Branch Supervisor

Heuvelton
Jewel M. LaComb, Manager
Indian Lake
Brenda K. Lanphear, Manager
Lake Placid
Katie R. Stephenson, Manager
Long Lake
Lynn L. Bly, Manager
Lowville (7605 State Street and 7395 Turin Road)
Adam J. Smykla, Vice President, District Manager
Mary L. Peters, Assistant Vice President, Retail Service Officer
Lyons Falls
Nancy J. Fruin, Manager
Madrid
Marsha L. Watson, Manager
Malone (Elm Street)
Shawn T. McNerney, Vice President, District Manager
Lawrence P. Fleury, Assistant Vice President, Senior Indirect Loan/ Business Developer
Malone (West End)
Gayle Miner, Branch Supervisor
Malone (West Main St.)
Stacey Brunell, Manager
Massena
Joy Graves, Manager
Newcomb
Lynn L. Bly, Manager
North Creek
Lori A. DeMars, Manager
Norwood
Susanne Perkins, Branch Supervisor
Ogdensburg (825 State Street)
Robert L. Seymour, Vice President, District Manager
Ogdensburg (320 Ford Street)
Sandra M. Kendall, Vice President, Manager
Old Forge
Barbara B. Criss, Vice President, Manager
Plattsburgh (Margaret Street)
Kent G. Backus, Vice President, District Manager
Bryon Tuthill, Vice President, Manager
Plattsburgh (In-store – Price Chopper)
Arlene Favreau, Branch Supervisor
Plattsburgh (Route 3)
James E. Snook, Vice President, Manager
Plattsburgh (In-store – Wal-Mart)
Sybil Kiroy, Manager
Port Leyden
Debra S. Roberts, Branch Supervisor
Potsdam (64-70 Market Street and May Road)
Joyce E. Lalonde, Vice President, District Manager
Helen M. Hollinger, Assistant Vice President, Retail Service Officer
Pulaski
Steven P. Gaffney, Vice President, Manager
Saranac Lake (Broadway)
Brenda Darrah, Branch Supervisor
Saranac Lake (Lake Flower)
Susan Goetz, Manager
St. Regis Falls
Cynthia M. Murphy, Manager
Star Lake
Keitha Kerr, Manager
Ticonderoga
Maria E. Beuerlein, Manager
Tupper Lake (Hosely)
John W. Salamy, Manager
Tupper Lake (Main Street & Park Street)
Gail Auclair, Manager
Waddington
Brenda L. Matthie, Branch Supervisor

Watertown (1125 Arsenal Street)
Elizabeth A. Brown, Assistant Vice President, Manager
Watertown (216 Washington Street)
Catherine Ward, Vice President, Manager
West Carthage
Shirley E. Bloss, Assistant Vice President, Manager
Whitehall
Holly A. Lachapelle, Manager

### Community Bank Southern Market

Addison
Robin K. Knapp, Assistant Vice President, Manager
Alfred
Beth L. Plaisted, Manager
Allegany
Stephanie L. Kolkowski, Assistant Vice President, Manager
Angelica
Diana L. Guilford, Branch Supervisor
Bath
Joel P. Brazie, Assistant Vice President, Manager
Belfast
Sandra K. Taber, Branch Supervisor
Bolivar
Susan M. Jordan, Branch Supervisor
Brocton
Phyllis A. Crockett, Manager
Canandaigua
Paul E. Lepore, Vice President, Manager
Cassadaga
Susan C. Sekuterski, Manager
Cato
Linda A. Schmidtgall, Assistant Vice President, Manager
Clifton Springs (26 East Main Street)
Debra A. Murphy, Vice President, District Manager
Theresa P. Dorgan, Vice President, Manager
Clifton Springs (One Clifton Plaza)
Deanna L. Nissen, Branch Supervisor
Clymer
Laurie L. Harvey, Manager
Corning West Market Street
Wendy B. Daines, Vice President, Manager
Corning North
Michael Procopio, Vice President, Manager
Cuba
Mary M. Quigley, Vice President, Manager
Dansville
Jody R. Tonkery, Vice President, District Manager
Susan M. Colegrove, Manager
Carolyn M. Scoppa, Assistant Vice President, Retail Service Officer
Dunkirk (3909 Vineyard Drive)
Daniel L. Drozdiel, Vice President, District Manager
Dunkirk (345 Central Avenue)
Jean M. Coughlin, Assistant Vice President, Manager
Elmira
Denise E. Allen, Vice President, District Manager
Erwin/Painted Post
Michelle Robinson-McGill, Branch Supervisor
Falconer
Joann W. Anderson, Assistant Vice President, Manager
Fillmore
Julie A. Hall, Manager
Franklinville
Sandra S. Wolfer, Manager
Geneva
Edward L. (Ned) Clark, Vice President, Manager
Ronald J. Telarico, Assistant Vice President, Retail Service Officer
Gowanda
Sandra T. Gaylord, Vice President, Manager
Hammondsport
Kelly L. Bussman, Assistant Vice President, Manager

Hannibal
Debra A. Davis, Assistant Vice President, District Manager
Hornell
Melissa M. Ponticello, Manager
Horseheads-Consumer Square
Cynthia A. Welliver, Manager
Houghton College
Julie Hall, Manager
Interlaken
Jacqueline M. Robinson, Manager
Ithaca
Evelyne Caron, Manager
Jamestown (1281 N. Main Street)
Kathleen S. Bemus, Assistant Vice President, Manager
Jamestown (25 Main Street - Brooklyn Square)
Lee R. Johnson, Retail Service Officer
Lakewood
Lisa R. Allenson, Assistant Vice President, District Manager
Livonia
Deborah Fitch, Manager
Moravia
Kathleen M. Longyear, Manager
Mount Morris
Klaas W. deWaard, Manager
Naples
Jill S. Ripley, Manager
Newark Plaza
Brenda K. Westcott, Manager
Nichols
Kathleen M. Bowen, Assistant Vice President, Manager
North Collins
Ellen M. Pavlovic, Assistant Vice President, Manager
Olean (201 North Union Street)
Jody L. Collins, Vice President, District Manager
Theresa M. Raftis, Assistant Vice President, Retail Service Officer
Olean (Delaware Park)
Robin K. Bowser, Branch Supervisor
Ovid
Joyce A. Tavelli, Assistant Vice President, Manager
Owego
Florence Rossi, Assistant Vice President, Manager
Palmyra
Cheryl A. Ford, Manager
Penn Yan (151 Main Street)
Thomas R. May, Vice President, Manager
Connie C. West, Assistant Vice President, Retail Service Officer
Penn Yan (272 Lake Street)
Teresa A. Vivier, Manager
Phelps
Susan J. Lanse, Manager
Portville (1471 E. State Road)
Beverly J. Geise, Manager
Portville (7 North Main Street)
Kelly A. Crandall, Branch Supervisor
Randolph
Diane M. Lecceardone, Branch Supervisor
Ripley
Patricia J. Knight, Manager
Rushville
Joilette M. Pendleton, Branch Supervisor
Salamanca
Marilyn J. Harvey, Manager
Seneca Falls
David W. Sloan, Vice President, District Manager
Betty A. Verzillo, Assistant Vice President, Manager
Sherman
Denise G. Carlson, Assistant Vice President, Manager
Silver Creek
Mark J. Catalano, Assistant Vice President, District Manager
Skaneateles
Desiree R. Murphy, Manager
Waterloo
Larry D. Ledgerwood, Vice President, Manager
Watkins Glen
Laurel M. Fox, Manager
Wellsville (4196 Bolivar Road)
Virginia L. Elliott, Assistant Vice President, Manager
Wellsville (113 Main Street)
David E. Newton, Vice President, District Manager
Woodhull
Lynn S. Vitale, Branch Supervisor
Yorkshire
Joseph D. Fore, Assistant Vice President, Manager

**First Liberty Bank & Trust**
Carbondale
Bobbi Ann Davis, Branch Supervisor
Clarks Summit (100 Old Lackawanna Trail & 931 S. State St.)
David C. Griffin, Vice President, Manager
Daleville
Susan Pitoniak, Manager
Dickson City
Lisa Kennedy, Manager
Edwardsville
Denise M. Johnson, Manager
Hazleton (Airport Road)
Paula Palance, Vice President, Manager
Jermyn
Lisa Browning, Assistant Vice President, Manager
Jessup
Mary Z. Bieszczad, Vice President, Manager
Kingston (Wyoming Avenue)
Susan Russick, Assistant Vice President, Manager
Laceyville
Kevin W. Huyck, Assistant Vice President, Manager
Lawton
Douglas M. Jackson, Manager
Little Meadows
Douglas M. Jackson, Manager
Meshoppen
Greg M. Culver, Manager
Noxen/Bowman's Creek
Mary T. Kern, Manager
Olyphant
Theresa A. Collins, Assistant Vice President, District Manager
Pittston
Nolan Ayres, Assistant Vice President, Manager
Scranton - Keyser Avenue
John Peterson, Vice President, District Manager
Scranton - Minooka - Davis Street
David H. Lencicki, Vice President, Manager
Scranton - N. Washington Ave.
Lee B. Walter, Vice President, Manager
Charlotte M. Menago, Assistant Vice President, Branch Assistant
Scranton - Wyoming Avenue
Patricia M. Calabro, Vice President, Manager
Towanda
Karen O. Glosenger, Manager
Tunkhannock
Karen M. Fuller, Vice President, District Manager
Paula L. Coleman, Assistant Vice President, Retail Service Officer
Trucksville/Back Mountain
Susanne M. Mullin, Vice President, Manager
Wilkes Barre (Franklin Street)
David P. Dobbs, Vice President, District Manager
Gary J. Missal, Assistant Vice President, Manager
Wyalusing
Sandy L. Wentovich, Manager

# Glossary

The following terms are particular to our industry and appear throughout this Annual Report. A more detailed explanation of certain terms is found in the Notes to the company's Financial statements contained on Form 10-K within this Annual Report.

**Consumer direct lending**
Direct lending to consumers through the bank's branches, largely on an installment basis, for the purchase of automobiles and durable (long-lasting) goods for the home, and for educational and general purposes. Also includes loans secured by the equity in a borrower's home.

**Consumer indirect lending**
Loans originated through applications taken on the premises of automobile, boat, and other dealers selling substantially priced goods, electronically submitted to the bank, and approved within a very short time period while the consumer remains on premises.

**Core deposits**
The total of checking, interest checking, savings and money market deposits, and certificates of deposit less than $100,000. Generally considered a bank's most stable and affordable source of funds.

**Coverage ratio**
The ratio of loan loss allowance to nonperforming loans (loans for which payment is delinquent 90 days or more and loans for which interest is not being accrued) or nonperforming assets (additionally includes collateral acquired by a bank after a loan has defaulted). Considered an indicator of the strength of a financial institution's allowance for loan losses.

**Diluted shares (or fully diluted)**
A calculation which includes those shares issued and outstanding or issuable upon the exercise of in-the-money stock options held by employees or Directors, offset by the number of shares which the company could repurchase on the open market with the cash received upon exercise. Shares held in treasury are excluded.

**Efficiency ratio**
A measure of a bank's operating leverage or productivity, derived by dividing overhead expense by revenues (net interest income (FTE) plus noninterest income), excluding the effect of gains or losses on the sale of securities or the extinguishment of debt, amortization of intangibles, and acquisition-related expenses. The lower the ratio, the better the efficiency.

**Fully tax equivalent (FTE)**
Restatement of tax-exempt interest income as if it were fully taxable. Enables tax-exempt interest income to be compared to taxable interest income on a consistent basis.

**IPC deposits**
Deposits from individuals, partnerships and corporations (i.e., all consumer and commercial deposits). Excludes deposits from local governments/municipalities. Constitutes the major component of core deposits (see above).

**Loan loss provision**
The charge against earnings to increase the allowance for loan losses (net of current period charge-offs) sufficient to absorb probable future charge-offs.

**Net interest income**
Banking revenues generated from standard lending and investment activities, equaling the difference between interest income on loans and investments and interest expense on deposits and borrowings. The primary source of earnings before expenses for most banks.

**Net interest margin**
A performance measure or ratio which is calculated by dividing net interest income by average interest-earning assets. The most basic indicator of the relative return on loan and investing activities before overhead and loan loss provision. Interest rate spread is a component of the net interest margin.

**Noninterest income**
Revenues generated from fee-based depositor and borrowing services (including ATMs and overdrafts), the sale of financial services products, and gains or losses from the sale of securities and extinguishment of debt, if any.

**Nonperforming assets**
Represent loans delinquent as to interest or principal for a period of 90 days or more, loans for which interest is not being accrued (no payments expected), restructured loans, and real estate acquired through foreclosure.

**Tangible equity/assets**
Shareholders' equity net of goodwill and other intangible assets, divided by the assets of the company, net of goodwill and intangible assets.

**Troubled Asset Relief Program (TARP)**
TARP is a program of the United States government to purchase assets from, and provide capital to financial institutions in order to strengthen the financial sector. It is the largest component of the government's measures to address the subprime mortgage crisis. TARP allows the Treasury Department to purchase or insure up to $700 billion of "troubled" assets. "Troubled assets" are defined as "(A) residential or commercial mortgages and any securities, obligations, or other instruments that are based on or related to such mortgages, that in each case was originated or issued on or before March 14, 2008.

**Tier 1 capital**
Shareholders' equity, adjusted for the unrealized gain or loss on securities held for sale and for certain assets such as goodwill and other intangibles. The primary measure of a bank's capital as defined by various bank regulatory agencies.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2008

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from__________ to__________

Commission file number 001-13695



## COMMUNITY BANK SYSTEM, INC.
(Exact name of registrant as specified in its charter)

| Delaware | 16-1213679 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| 5790 Widewaters Parkway, DeWitt, New York | 13214-1883 |
| (Address of principal executive offices) | (Zip Code) |



(315) 445-2282
Registrant's telephone number, including area code

**Securities registered pursuant of Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, Par Value $1.00 | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer", "large accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and ask price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter $599,542,522 .

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.
32,741,623 shares of Common Stock, $1.00 par value, were outstanding on February 28, 2009.

DOCUMENTS INCORPORATED BY REFERENCE.

Portions of Definitive Proxy Statement for Annual Meeting of Shareholders to be held on May 20, 2009 (the "Proxy Statement") is incorporated by reference in Part III of this Annual Report on Form 10-K.

Exhibit Index is located on page 81 of 90

# TABLE OF CONTENTS

# Part I

This Annual Report on Form 10-K contains certain forward-looking statements with respect to the financial condition, results of operations and business of Community Bank System, Inc. These forward-looking statements by their nature address matters that involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements are set forth herein under the caption "Forward-Looking Statements." The share and per-share information in this document has been adjusted to give effect to a two-for-one stock split of the Company's common stock effected as of April 12, 2004.

## ***Item 1. Business***

Community Bank System, Inc. ("the Company") was incorporated on April 15, 1983, under the Delaware General Corporation Law. Its principal office is located at 5790 Widewaters Parkway, DeWitt, New York 13214. The Company is a single bank holding company which wholly-owns five subsidiaries: Community Bank, N.A. ("the Bank"), Benefit Plans Administrative Services, Inc. ("BPAS"), CFSI Closeout Corp. ("CFSICC"), First of Jermyn Realty Company, Inc. ("FJRC") and Town & Country Agency LLC ("T&C"). BPAS owns three subsidiaries, Benefit Plans Administrative Services LLC ("BPA"), Harbridge Consulting Group LLC ("Harbridge") and Hand Benefit & Trust Company ("HBT"). BPAS provides administration, consulting and actuarial services to sponsors of employee benefit plans. CFSICC, FJRC and T&C are inactive companies. The Company also wholly-owns two unconsolidated subsidiary business trusts formed for the purpose of issuing mandatorily redeemable preferred securities which are considered Tier I capital under regulatory capital adequacy guidelines.

The Company maintains a website at communitybankna.com and firstlibertybank.com. Annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports, are available on the Company's website free of charge as soon as reasonably practicable after such reports or amendments are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). The information on the website is not part of this filing. Copies of all documents filed with the SEC can also be obtained by visiting the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549, by calling the SEC at 1-800-SEC-0330 or by accessing the SEC's website at http://www.sec.gov.

The Bank's business philosophy is to operate as a community bank with local decision-making, principally in non-metropolitan markets, providing a broad array of banking and financial services to retail, commercial, and municipal customers. The Bank operates 145 customer facilities throughout 28 counties of Upstate New York, where it operates as Community Bank, N.A. and five counties of Northeastern Pennsylvania, where it is known as First Liberty Bank & Trust, offering a range of commercial and retail banking services. The Bank owns the following subsidiaries: Community Investment Services, Inc. ("CISI"), CBNA Treasury Management Corporation ("TMC"), CBNA Preferred Funding Corporation ("PFC"), Nottingham Advisors, Inc. ("Nottingham"), First Liberty Service Corp. ("FLSC"), Brilie Corporation ("Brilie") and CBNA Insurance Agency, Inc ("CBNA Insurance"). CISI provides broker-dealer and investment advisory services. TMC provides cash management, investment, and treasury services to the Bank. PFC primarily acts as an investor in residential real estate loans. Nottingham provides asset management services to individuals, corporate pension and profit sharing plans, and foundations. FLSC provides banking-related services to the Pennsylvania branches of the Bank. Brilie is an inactive company. CBNA Insurance is a full-service property and casualty insurance agency.

*Acquisition History (2004-2008)*

Citizens Branches Acquisition

On November 7, 2008, the Company acquired 18 branch-banking centers in northern New York from Citizens Financial Group, Inc. ("Citizens") in an all cash transaction. The Company acquired approximately $109 million in loans and $565 million in deposits at a blended deposit premium of 12%. In support of the transaction, the Company issued approximately $50 million of equity capital in the form of common stock in October 2008.

Alliance Benefit Group MidAtlantic

On July 7, 2008, Benefit Plans Administrative Services, Inc. ("BPAS"), a wholly owned subsidiary of the Company, acquired the Philadelphia division of Alliance Benefit Group MidAtlantic (ABG) from BenefitStreet, Inc. in an all cash transaction. ABG provides retirement plan consulting, daily valuation administration, actuarial and ancillary support services.

Hand Benefits & Trust, Inc.

On May 18, 2007, BPAS, a wholly owned subsidiary of the Company, acquired Hand Benefits & Trust, Inc. ("HBT") in an all cash transaction. HBT is a Houston, Texas based provider of employee benefit plan administration and trust services.

TLNB Financial Corporation

On June 1, 2007, the Company acquired TLNB Financial Corporation, parent company of Tupper Lake National Bank ("TLNB"), in an all-cash transaction valued at approximately $17.8 million. Based in Tupper Lake, NewYork, TLNB operated five branches in the northeastern New York State cities of Tupper Lake, Plattsburgh and Saranac Lake, as well as an insurance subsidiary, TLNB Insurance Agency, Inc.

ONB Corporation

On December 1, 2006, the Company acquired ONB Corporation ("ONB"), the parent company of Ontario National Bank, a federally-chartered national bank, in an all-cash transaction valued at approximately $16 million. ONB operated four branches in the villages of Clifton Springs, Phelps, and Palmyra, New York.

ES&L Bancorp, Inc.

On August 11, 2006, the Company acquired ES&L Bancorp, Inc. ("Elmira"), the parent company of Elmira Savings and Loan, F.A., a federally-chartered thrift, in an all-cash transaction valued at approximately $40 million. Elmira operated two branches in the cities of Elmira and Ithaca, New York.

Dansville Branch Acquisition

On December 3, 2004, the Company acquired a branch office in Dansville, NewYork ("Dansville") from HSBC Bank USA, N.A. with deposits of $32.6 million and loans of $5.6 million.

First Heritage Bank

On May 14, 2004, the Company acquired First Heritage Bank ("First Heritage"), a closely held bank headquartered in Wilkes-Barre, PA with three branches in Luzerne County, Pennsylvania. First Heritage's three branches operate as part of First Liberty Bank & Trust, a division of Community Bank, N.A. Consideration included 2,592,213 shares of common stock with a fair value of $52 million, employee stock options with a fair value of $3.0 million, and $7.0 million of cash (including capitalized acquisition costs of $1.0 million).

*Services*

The Bank is a community bank committed to the philosophy of serving the financial needs of customers in local communities. The Bank's branches are generally located in smaller towns and cities within its geographic market areas of Upstate New York and Northeastern Pennsylvania. The Company believes that the local character of its business, knowledge of the customers and their needs, and its comprehensive retail and business products, together with responsive decision-making at the branch and regional levels, enable the Bank to compete effectively in its geographic market. The Bank is a member of the Federal Reserve System and the Federal Home Loan Bank of New York ("FHLB"), and its deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to applicable limits.

*Competition*

The banking and financial services industry is highly competitive in the New York and Pennsylvania markets. The Company competes actively for loans, deposits and customers with other national and state banks, thrift institutions, credit unions, retail brokerage firms, mortgage bankers, finance companies, insurance companies, and other regulated and unregulated providers of financial services. In order to compete with other financial service providers, the Company stresses the community nature of its operations and the development of profitable customer relationships across all lines of business.

The table below summarizes the Bank's deposits and market share by the thirty-three counties of New York and Pennsylvania in which it has customer facilities. Market share is based on deposits of all commercial banks, credit unions, savings and loan associations, and savings banks.

| | | | | Number of | | | |
|---|---|---|---|---|---|---|---|
| County | State | Deposits as of 6/30/2008 (000's omitted) [1] | Market Share | Facilities | ATM's | Towns/ Cities | Towns Where Company Has 1st or 2nd Market Position |
| Allegany | NY | $193,007 | 48.2% | 9 | 8 | 8 | 8 |
| Hamilton* | NY | $27,712 | 47.2% | 2 | 0 | 2 | 2 |
| Franklin* | NY | $235,664 | 45.8% | 11 | 7 | 7 | 6 |
| Lewis* | NY | $109,825 | 44.3% | 5 | 3 | 4 | 4 |
| Seneca | NY | $154,307 | 39.1% | 4 | 3 | 4 | 3 |
| Cattaraugus | NY | $283,212 | 28.9% | 10 | 8 | 7 | 7 |
| Yates | NY | $69,225 | 27.5% | 2 | 2 | 1 | 1 |
| St. Lawrence | NY | $337,210 | 23.2% | 12 | 7 | 11 | 10 |
| Clinton* | NY | $275,417 | 21.5% | 8 | 10 | 3 | 3 |
| Wyoming | PA | $85,348 | 21.2% | 4 | 3 | 4 | 3 |
| Essex* | NY | $77,787 | 15.9% | 4 | 4 | 4 | 3 |
| Chautauqua | NY | $223,494 | 13.9% | 12 | 11 | 10 | 7 |
| Schuyler | NY | $18,392 | 12.1% | 1 | 1 | 1 | 0 |
| Livingston | NY | $81,625 | 11.9% | 3 | 4 | 3 | 3 |
| Steuben | NY | $176,768 | 10.7% | 8 | 7 | 7 | 5 |
| Ontario | NY | $152,849 | 9.9% | 7 | 12 | 6 | 4 |
| Lackawanna | PA | $448,417 | 9.5% | 12 | 12 | 8 | 4 |
| Jefferson | NY | $138,670 | 9.3% | 5 | 5 | 4 | 2 |
| Tioga | NY | $34,557 | 8.4% | 2 | 2 | 2 | 1 |
| Chemung | NY | $94,869 | 7.4% | 2 | 2 | 1 | 0 |
| Herkimer | NY | $35,082 | 5.9% | 1 | 1 | 1 | 1 |
| Wayne | NY | $55,679 | 5.7% | 2 | 4 | 2 | 1 |
| Susquehanna | PA | $24,060 | 4.1% | 2 | 0 | 2 | 2 |
| Oswego | NY | $43,952 | 4.1% | 2 | 2 | 2 | 2 |
| Luzerne | PA | $235,429 | 3.9% | 6 | 7 | 6 | 2 |
| Cayuga | NY | $34,969 | 3.9% | 2 | 2 | 2 | 1 |
| Washington* | NY | $20,888 | 3.4% | 1 | 0 | 1 | 1 |
| Warren* | NY | $38,297 | 2.9% | 1 | 1 | 1 | 1 |
| | | $3,706,711 | 11.5% | 140 | 128 | 114 | 87 |
| Bradford | PA | $22,450 | 2.5% | 2 | 2 | 2 | 1 |
| Oneida | NY | $53,988 | 1.3% | 1 | 1 | 1 | 1 |
| Tompkins | NY | $9,460 | 0.5% | 1 | 0 | 1 | 0 |
| Onondaga | NY | $12,603 | 0.1% | 1 | 2 | 1 | 0 |
| Erie | NY | $38,671 | 0.1% | 2 | 2 | 2 | 1 |
| | | $3,843,883 | 4.8% | 147 | 135 | 121 | 90 |

[1] Deposit market share data as of June 30, 2008 the most recent information available. Source: SNL Financial LLC
* Includes balances of Citizens' branches acquired in November 2008.

*Employees*

As of December 31, 2008, the Company employed 1,615 full-time equivalent employees. The Company offers a variety of employment benefits and considers its relationship with its employees to be good.

*Supervision and Regulation*

Bank holding companies and national banks are regulated by state and federal law. The following is a summary of certain laws and regulations that govern the Company and the Bank. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the actual statutes and regulations thereunder.

Federal Bank Holding Company Regulation

The Company is registered under, and is subject to, the Bank Holding Company Act of 1956, as amended. This Act limits the type of companies that Community Bank System, Inc. may acquire or organize and the activities in which it or they may engage. In general, the Company and the Bank are prohibited from engaging in or acquiring direct or indirect control of any corporation engaged in non-banking activities unless such activities are so closely related to banking as to be a proper incident thereto. In addition, the Company must obtain the prior approval of the Board of Governors of the Federal Reserve System (the "FRB") to acquire control of any bank; to acquire, with certain exceptions, more than five percent of the outstanding voting stock of any other corporation; or to merge or consolidate with another bank holding company. As a result of such laws and regulation, the Company is restricted as to the types of business activities it may conduct and the Bank is subject to limitations on, among others, the types of loans and the amounts of loans it may make to any one borrower. The Financial Modernization Act of 1999 created, among other things, the "financial holding company", a new entity which may engage in a broader range of activities that are "financial in nature", including insurance underwriting, securities underwriting and merchant banking. Bank holding companies which are well capitalized and well managed under regulatory standards may convert to financial holding companies relatively easily through a notice filing with the FRB, which acts as the "umbrella regulator" for such entities. The Company may seek to become a financial holding company in the future.

Federal Reserve System

The Company is required by the Board of Governors of the Federal Reserve System to maintain cash reserves against its deposits. After exhausting other sources of funds, the Company may seek borrowings from the Federal Reserve for such purposes. Bank holding companies registered with the FRB are, among other things, restricted from making direct investments in real estate. Both the Company and the Bank are subject to extensive supervision and regulation, which focus on, among other things, the protection of depositors' funds.

The Federal Reserve System also regulates the national supply of bank credit in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits, and affect the interest rates charged on loans or paid for deposits.

Fluctuations in interest rates, which may result from government fiscal policies and the monetary policies of the Federal Reserve System, have a strong impact on the income derived from loans and securities, and interest paid on deposits and borrowings. While the Company and the Bank strive to anticipate changes and adjust their strategies for such changes, the level of earnings can be materially affected by economic circumstances beyond their control.

The Company and the Bank are subject to minimum capital requirements established, respectively, by the FRB, the OCC (as defined below) and the Federal Deposit Insurance Corporation ("FDIC"). For information on these capital requirements and the Company's and the Bank's capital ratios see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital" and Note P to the Financial Statements.

Office of Comptroller of the Currency

The Bank is supervised and regularly examined by the Office of the Comptroller of the Currency (the "OCC"). The various laws and regulations administered by the OCC affect corporate practices such as payment of dividends, incurring debt, and acquisition of financial institutions and other companies. It also affects business practices, such as payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices. There are no regulatory orders or outstanding issues resulting from regulatory examinations of the Bank.

Insurance of Deposit Accounts

The Bank is a member of the Deposit Insurance Fund, which is administered by the FDIC. Deposit accounts at the Bank are insured by the FDIC, generally up to a maximum of $100,000 for each separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts. However, the FDIC increased the deposit insurance available on all deposit accounts to $250,000, effective until December 31, 2009. In addition, certain noninterest-bearing transaction accounts maintained with financial institutions participating in the FDIC's Transaction Account Guarantee Program are fully insured regardless of the dollar amount until December 31, 2009. The Bank has opted to participate in the FDIC's Transaction Account Guarantee Program.

The FDIC imposes an assessment against all depository institutions for deposit insurance. This assessment is based on the risk category of the institution and, prior to 2009, ranged from five to 43 basis points of the institution's deposits. On October 7, 2008, as a result of decreases in the reserve ratio of the DIF, the FDIC issued a proposed rule establishing a Restoration Plan for the DIF. On December 22, 2008, the FDIC published a final rule raising the current deposit insurance assessment rates uniformly for all institutions by seven basis points for the first quarter of 2009. The FDIC expects to issue a second final rule in early 2009, to be effective April 1, 2009, to change the way that the FDIC's assessment system differentiates for risk and to set new assessment rates beginning with the second quarter of 2009.

Consumer Protection Laws

In connection with its lending activities, the Bank is subject to a number of federal and state laws designed to protect borrowers and promote lending to various sectors of the economy. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transactions Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, and the Real Estate Settlement Procedures Act, and various state law counterparts.

In addition, federal law currently contains extensive customer privacy protection provision. Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. These provisions also provide that, except for certain limited exceptions, a financial institution may not provide such personal information to unaffiliated third parities unless the institution discloses to the customer that such information may be provided and the customer is given the opportunity to opt out of such disclosure.

USA Patriot Act

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA Patriot Act") imposes obligations on U.S. financial institution, including banks and broker dealer subsidiaries, to implement policies, procedures and controls which are reasonably designed to detect and report instances of money laundering and the financing of terrorism. In addition, provision of the USA Patriot Act require the federal financial institution regulatory agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing bank mergers and bank holding company acquisitions. The Company has approved policies and procedures that are believed to be compliant with the USA Patriot Act.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") implemented a broad range of corporate governance, accounting and reporting reforms for companies that have securities registered under the Securities Exchange Act of 1934. In particular, the Sarbanes-Oxley Act established, among other things: (i) new requirements for audit and other key Board of Directors committees involving independence, expertise levels, and specified responsibilities; (ii) additional responsibilities regarding the oversight of financial statements by the Chief Executive Officer and Chief Financial Officer of the reporting company; (iii) the creation of an independent accounting oversight board for the accounting industry; (iv) new standards for auditors and the regulation of audits, including independence provisions which restrict non-audit services that accountants may provide to their audit clients; (v) increased disclosure and reporting obligations for the reporting company and its directors and executive officers including accelerated reporting of company stock transactions; (vi) a prohibition of personal loans to directors and officers, except certain loans made by insured financial institutions on nonpreferential terms and in compliance with other bank regulator requirements; and (vii) a range of new and increased civil and criminal penalties for fraud and other violation of the securities laws.

The Emergency Economic Stabilization Act of 2008

On October 3, 2008, The Emergency Economic Stabilization Act of 2008 ("EESA") was enacted that provides the U.S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to U.S. markets. The EESA authorizes the U.S. Treasury to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. The Company did not originate or invest in sub-prime assets and, therefore, does not expect to participate in the sale of any of our assets into these programs. One of the provisions resulting from the legislation is the Troubled Asset Relief Program Capital Purchase Program ("TARP Capital Purchase Program"), which provides direct equity investment in perpetual preferred stock by the U.S. Treasury Department in qualified financial institutions. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions, and declaration of dividends. The Company chose not to participate in the TARP Capital Purchase Program.

## *Item 1A. Risk Factors*

Community Bank System, Inc. and its subsidiaries could be adversely impacted by various risks and uncertainties, which are difficult to predict. The material risks and uncertainties that management believes affect the Company are described below. Adverse experience with these or other risks could have a material impact on the Company's financial condition and results of operations.

**Changes in interest rates affect our profitability and assets**
The Company's income and cash flow depends to a great extent on the difference between the interest earned on loans and investment securities, and the interest paid on deposits and borrowings. Interest rates are highly sensitive to many factors that are beyond the Company's control, including general economic conditions and polices of various governmental and regulatory agencies and, in particular, the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect (1) our ability to originate loans and obtain deposits, which could reduce the amount of fee income generated, (2) the fair value of our financial assets and liabilities and (3) the average duration of our mortgage-backed securities portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income could be adversely affected, which in turn could negatively affect our earnings. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposit and other borrowings. Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on the result of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on the financial condition and results of operations.

**Current levels of market volatility are unprecedented**
The capital, credit and financial markets have experienced significant volatility and disruption for more than a year. These conditions have had significant adverse effects on our national and local economies, including declining real estate values, a widespread tightening of the availability of credit, illiquidity in certain securities markets, increasing loan delinquencies, declining consumer confidence and spending, and a reduction of manufacturing and service business activity. These conditions have also adversely affected the stock market generally, and have contributed to significant declines in the trading prices of stocks of financial institutions. Management does not expect these difficult market conditions to improve over the short term, and a continuation or worsening of these conditions could exacerbate their adverse effects.

**There can be no assurance that the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act will stabilize the U.S. economy and financial system**
The U.S. Congress enacted the Emergency Economic Stabilization Act of 2008 ("EESA") in response to the impact of the volatility and disruption in the capital and credit markets on the financial sector. The U.S. Department of the Treasury and the federal banking regulators are implementing a number of programs under this legislation that are intended to address these conditions. In addition, the U.S. Congress recently enacted the American Recovery and Reinvestment Act ("ARRA") in an effort to save and create jobs, stimulate the U.S. economy and promote long-term growth and stability. There can be no assurance that EESA or ARRA will achieve their intended purposes. The failure of EESA or ARRA to achieve their intended purposes could result in a continuation or worsening of current economic and market conditions, and this could adversely effect the Company's financial condition, results of operations and/or the trading price of Company stock.

**Regional economic factors may have an adverse impact on the Company's business**
The Company's main markets are located in the states of New York and Pennsylvania. The local economic conditions in these areas have a significant impact on the demand for the Company's products and services as well as the ability of the Company's customers to repay loans, the value of the collateral securing loans and the stability of the Company's deposit funding sources. A prolonged economic downturn in these markets could negatively impact the Company.

**The allowance for loan loss may be insufficient**
The Company's business depends on the creditworthiness of its customers. The Company periodically reviews the allowance for loan losses for adequacy considering economic conditions and trends, collateral values and credit quality indicators, including past charge-off experience and levels of past due loans and nonperforming assets. There is no certainty that the allowance for loan losses will be adequate over time to cover credit losses in the portfolio because of unanticipated adverse changes in the economy, market conditions or events adversely affecting specific customers, industries or markets.

**The Company may be adversely affected by changes in banking laws, regulations and regulatory practices**
The Company and its subsidiaries are subject to extensive state and federal regulation, supervision and legislation that govern nearly every aspect of its operations. The bank holding company is subject to regulation by the FRB and the bank subsidiary is subject to regulation by the OCC. These regulations affect lending practices, capital structure, investment practices, dividend policy and growth. In addition, the non-bank subsidiaries are engaged in providing investment management and insurance brokerage service, which industries are also heavily regulated on both a state and federal level. Changes to the regulatory laws governing these businesses could affect the Company's ability to deliver or expand its services and adversely impact its operations and financial condition.

**FDIC deposit insurance premiums have increased and may increase further in the future**
The FDIC's reserve fund has declined over the past year due to costs associated with bank failures and is expected to continue to decline in the future. In addition, the FDIC basic insurance coverage limit was temporarily increased to $250,000 through December 31, 2009. These increases have increased the aggregate amount of deposits that the FDIC insures and thus have exposed the FDIC deposit insurance fund to potentially greater losses. The FDIC has adopted a plan to restore the reserve fund to the required level by increasing the deposit insurance assessment rates that it currently charges to insured depository institutions. Any increase will have an adverse impact on the Company's results of operations in 2009 and in future years, and if the FDIC is required to increase its deposit insurance assessment rate beyond the levels currently contemplated, the adverse impact will be greater.

**The Company depends on dividends from its banking subsidiary for cash revenues, but those dividends are subject to restrictions**
The ability of the company to satisfy its obligations and pay cash dividends to its shareholders is primarily dependent on the earnings of and dividends from the subsidiary bank. However, payment of dividends by the bank subsidiary is limited by dividend restrictions and capital requirements imposed by bank regulations. As of December 31, 2008, the Bank had the capacity to pay up to $4.3 million in dividends to the Company without regulatory approval. The ability to pay dividends is also subject to the continued payment of interest that the Company owes on its subordinated junior debentures. As of December 31, 2008 the Company had $102 million of subordinated junior debentures outstanding. The Company has the right to defer payment of interest on the subordinated junior debentures for a period not exceeding 20 quarters although the Company has not done so to date. If the Company defers interest payments on the subordinated junior debentures, it will be prohibited, subject to certain exceptions, from paying cash dividends on the common stock until all deferred interest has been paid and interest payments on the subordinated junior debentures resumes.

**The risks presented by acquisitions could adversely affect our financial condition and result of operations**
The business strategy of the Company includes growth through acquisition. Any future acquisitions will be accompanied by the risks commonly encountered in acquisitions. These risks include among other things: the difficulty of integrating operations and personnel, the potential disruption of our ongoing business, the inability of our management to maximize our financial and strategic position, the inability to maintain uniform standards, controls, procedures and policies, and the impairment of relationships with employees and customers as a result of changes in ownership and management.

**The Company may be required to record impairment charges related to goodwill, other intangible assets and the investment portfolio**
The Company may be required to record impairment charges in respect to goodwill, other intangible assets and the investment portfolio. Numerous factors, including lack of liquidity for resale of certain investment securities, absence of reliable pricing information for investment securities, adverse changes in the business climate, adverse actions by regulators, unanticipated changes in the competitive environment or a decision to change the operations or dispose of an operating unit could have a negative effect on the investment portfolio, goodwill or other intangible assets in future periods.

**The Company relies on third party service providers**
The Company relies on communication, information, operating and financial control systems from third-party service providers. Any failure or interruption or breach in security of these systems could result in failures or interruptions in our customer relationship management, general ledger, deposit, servicing and/or loan origination systems. While the Company has policies and procedures designed to prevent or limit the effect of a failure, interruption or security breach, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that their impact can be adequately mitigated.

**The Company may be adversely affected by the soundness of other financial institutions**
The Company owns common stock of Federal Home Loan Bank of New York ("FHLBNY") in order to qualify for membership in the FHLB system, which enables it to borrow funds under the FHLBNY advance program. The carrying value of the Company's FHLBNY common stock was $38.0 million as of December 31, 2008. There are 12 branches of the FHLB, including New York. Several members have warned that they have either breached risk-based capital requirement or that they are close to breaching those requirements. To conserve capital, some FHLB branches are suspending dividends, cutting dividend payments, and not buying back excess FHLB stock that members hold. FHLBNY has stated that they expect to be able to continue to pay dividends, redeem excess capital stock, and provide competitively priced advances in the future. The most severe problems in FHLB have been at some of the other FHLB branches. Nonetheless, the 12 FHLB branches are jointly liable for the consolidated obligations of the FHLB system. To the extent that one FHLB branch cannot meet its obligations to pay its share of the systems' debt, other FHLB branches can be called upon to make the payment.

**The Company continually encounters technological change and may have fewer resources than many or its competitors to continue to invest in technological improvements**
The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The Company's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands as well as to create additional efficiencies in the Company's operations.

**Trading activity in the Company's common stock could result in material price fluctuations**
The market price of the Company's common stock may fluctuate significantly in response to a number of other factors including, but not limited to:

- Changes in securities analysts' expectations of financial performance
- Volatility of stock market prices and volumes
- Incorrect information or speculation
- Changes in industry valuations
- Variations in operating results from general expectations
- Actions taken against the Company by various regulatory agencies
- Changes in authoritative accounting guidance by the Financial Accounting Standards Board or other regulatory agencies
- Changes in general domestic economic conditions such as inflation rates, tax rates, unemployment rates, labor and healthcare cost trend rates, recessions, and changing government policies, laws and regulations
- Severe weather, natural disasters, acts of war or terrorism and other external events

Readers are cautioned that it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results and that the above list should not be considered to be a complete list.

***Item 1B. Unresolved Staff Comments***
None

## *Item 2. Properties*

The Company's primary headquarters is located at 5790 Widewaters Parkway, Dewitt, New York, which is leased. In addition, the Company has 169 properties, of which 103 are owned and 66 are under long-term lease arrangements. Real property and related banking facilities owned by the Company at December 31, 2008 had a net book value of $52.6 million and none of the properties was subject to any material encumbrances. For the year ended December 31, 2008, rental fees of $3.6 million were paid on facilities leased by the Company for its operations. The Company believes that its facilities are suitable and adequate for the Company's current operations.

## *Item 3. Legal Proceedings*

The Company and its subsidiaries are subject in the normal course of business to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate liability, if any, arising out of litigation pending against the Company or its subsidiaries will have a material effect on the Company's consolidated financial position or results of operations.

## *Item 4. Submission of Matters to a Vote of Security Holders*

There were no matters submitted to a vote of the shareholders during the quarter ended December 31, 2008.

## Item 4A. *Executive Officers of the Registrant*

The executive officers of the Company and the Bank who are elected by the Board of Directors are as follows:

| Name | Age | Position |
|---|---|---|
| Mark E. Tryniski | 48 | Director, President and Chief Executive Officer of the Company and the Bank. Mr. Tryniski assumed his current position in August 2006. He served as Executive Vice President and Chief Operating Officer from March 2004 to July 2006 and as the Treasurer and Chief Financial Officer from June 2003 to March 2004. He previously served as a partner in the Syracuse office of PricewaterhouseCoopers LLP. |
| Scott Kingsley | 44 | Treasurer and Chief Financial Officer of the Company, and Executive Vice President and Chief Financial Officer of the Bank. Mr. Kingsley joined the Company in August 2004 in his current position. He served as Vice President and Chief Financial Officer of Carlisle Engineered Products, Inc., a subsidiary of the Carlisle Companies, Inc., from 1997 until joining the Company. |
| Brian D. Donahue | 52 | Executive Vice President and Chief Banking Officer. Mr. Donahue assumed his current position in August 2004. He served as the Bank's Chief Credit Officer from February 2000 to July 2004 and as the Senior Lending Officer for the Southern Region of the Bank from 1992 until June 2004. |
| George J. Getman | 52 | Executive Vice President and General Counsel. Mr. Getman assumed his current position in January 2008. Prior to joining the Company, he was a member with Bond, Schoeneck & King, PLLC and served as corporate counsel to the Company. |

# Part II

***Item 5. Market for the Registrant's Common Stock, Related Shareholder Matters and Issuer Purchases of Equity Securities***

The Company's common stock has been trading on the New York Stock Exchange under the symbol "CBU" since December 31, 1997. Prior to that, the common stock traded over-the-counter on the NASDAQ National Market under the symbol "CBSI" beginning on September 16, 1986. There were 32,633,404 shares of common stock outstanding on December 31, 2008, held by approximately 3,526 registered shareholders of record. The following table sets forth the high and low prices for the common stock, and the cash dividends declared with respect thereto, for the periods indicated. The prices do not include retail mark-ups, mark-downs or commissions.

| Year / Qtr | High Price | Low Price | Quarterly Dividend |
|---|---|---|---|
| 2008 | | | |
| 4th | $25.98 | $19.00 | $0.22 |
| 3rd | $33.00 | $19.52 | $0.22 |
| 2nd | $26.88 | $20.50 | $0.21 |
| 1st | $26.45 | $17.91 | $0.21 |
| 2007 | | | |
| 4th | $21.85 | $17.70 | $0.21 |
| 3rd | $21.69 | $16.61 | $0.21 |
| 2nd | $21.38 | $19.63 | $0.20 |
| 1st | $23.63 | $19.64 | $0.20 |

The Company has historically paid regular quarterly cash dividends on its common stock, and declared a cash dividend of $0.22 per share for the first quarter of 2009. The Board of Directors of the Company presently intends to continue the payment of regular quarterly cash dividends on the common stock, as well as to make payment of regularly scheduled dividends on the trust preferred stock when due, subject to the Company's need for those funds. However, because substantially all of the funds available for the payment of dividends by the Company are derived from the Bank, future dividends will depend upon the earnings of the Bank, its financial condition, its need for funds and applicable governmental policies and regulations.

The following graph compares cumulative total shareholders returns on the Company's common stock over the last five fiscal years to the S&P 600 Commercial Banks Index, the NASDAQ Bank Index, the S&P 500 Index, and the KBW Regional Banking Index. Total return values were calculated as of December 31 of each indicated year assuming a $100 investment on December 31, 2003 and reinvestment of dividends. The following table provides information as of December 31, 2008 with respect to shares of common stock that may be issued under the Company's existing equity compensation plans:

## CBU Long-term Total Return Performance Vs. Indices


$150.00
$125.00
$100.00
$75.00
$50.00
$25.00
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08


Community Bank System, Inc.
S&P 600 Commercial Banks Index
NASDAQ Bank Index
S&P 500 Index
KBW Regional Banking Index

| | 12/31/2003 | 12/31/2004 | 12/31/2005 | 12/31/2006 | 12/31/2007 | 12/31/2008 |
|---|---|---|---|---|---|---|
| Community Bank System, Inc. | $ 100.00 | $ 118.51 | $ 97.67 | $ 103.21 | $ 92.87 | $ 118.21 |
| S&P 500 Index | 100.00 | 110.87 | 116.31 | 134.66 | 142.05 | 89.51 |
| NASDAQ Bank Index | 100.00 | 113.64 | 111.45 | 126.83 | 101.60 | 79.73 |
| S&P 600 Commercial Banks Index | 100.00 | 121.33 | 110.49 | 118.80 | 88.44 | 70.79 |
| KBW Regional Banking Index | 100.00 | 117.98 | 118.57 | 125.23 | 94.64 | 74.14 |

The following table provides information as of December 31, 2008 with respect to shares of common stock that may be issued under the Company's existing equity compensation plans.

| Plan Category | Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights [1] | Weighted-average Exercise Price on Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Future Issuance |
|---|---|---|---|
| Equity compensation plans approved by security holders: | | | |
| 1994 Long-term Incentive Plan | 1,106,724 | $17.50 | 0 |
| 2004 Long-term Incentive Plan | 1,681,705 | $20.79 | 2,192,250 |
| Total | 2,788,429 | $19.48 | 2,192,250 |

[1] The number of securities includes unvested restricted stock issued of 122,176.

The following table shows treasury stock purchases during the fourth quarter 2008, of which there were none.

| | Number of Shares Purchased | Average Price Paid Per share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares That May Yet be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| October 1-31, 2008 [1] | 0 | $ 0.00 | 0 | 935,189 |
| November 1-30, 2008 [1] | 0 | 0.00 | 0 | 935,189 |
| December 1-31, 2008 [1] | 0 | 0.00 | 0 | 935,189 |
| Total | 0 | $ 0.00 | | |

[1] Repurchases were subject to the Company's publicly announced share repurchase program. On April 20, 2005, the Company announced a twenty-month authorization to repurchase up to 1,500,000 of its outstanding shares in open market or privately negotiated transactions. On December 20, 2006, the Company extended the program through December 31, 2008. Also, on December 20, 2006, the Company announced an additional two-year authorization to repurchase up to 900,000 of its outstanding shares in open market or privately negotiated transactions. These repurchases were for general corporate purposes, including those related to stock plan activities.

***Item 6. Selected Financial Data***

The following table sets forth selected consolidated historical financial data of the Company as of and for each of the years in the five-year period ended December 31, 2008. The historical information set forth under the captions "Income Statement Data" and "Balance Sheet Data" is derived from the audited financial statements while the information under the captions "Capital and Related Ratios", "Selected Performance Ratios" and "Asset Quality Ratios" for all periods is unaudited. All financial information in this table should be read in conjunction with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K.

## SELECTED CONSOLIDATED FINANCIAL INFORMATION

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| (In thousands except per share data and ratios) | 2008 | 2007 | 2006 | 2005 | 2004 |
| **Income Statement Data:** | | | | | |
| Loan interest income | $186,833 | $186,784 | $167,113 | $147,608 | $137,077 |
| Investment interest income | 64,026 | 69,453 | 64,788 | 71,836 | 75,770 |
| Interest expense | 102,352 | 120,263 | 97,092 | 75,572 | 61,752 |
| Net interest income | 148,507 | 135,974 | 134,809 | 143,872 | 151,095 |
| Provision for loan losses | 6,730 | 2,004 | 6,585 | 8,534 | 8,750 |
| Noninterest income | 73,244 | 63,260 | 51,679 | 48,401 | 44,321 |
| Gain (loss) on investment securities & early retirement of long-term borrowings | 230 | (9,974) | (2,403) | 12,195 | 72 |
| Special charges/acquisition expenses | 1,399 | 382 | 647 | 2,943 | 1,704 |
| Noninterest expenses | 157,163 | 141,692 | 126,556 | 124,446 | 118,195 |
| Income before income taxes | 56,689 | 45,182 | 50,297 | 68,545 | 66,839 |
| Net income | 45,940 | 42,891 | 38,377 | 50,805 | 50,196 |
| Diluted earnings per share [1] | 1.49 | 1.42 | 1.26 | 1.65 | 1.64 |
| Diluted earnings per share – cash [1] [3] | 1.73 | 1.62 | 1.47 | 1.84 | 1.81 |
| **Balance Sheet Data:** | | | | | |
| Investment securities | 1,395,011 | 1,391,872 | 1,229,271 | 1,303,117 | 1,584,633 |
| Loans, net of unearned discount | 3,136,140 | 2,821,055 | 2,701,558 | 2,411,769 | 2,358,420 |
| Allowance for loan losses | (39,575) | (36,427) | (36,313) | (32,581) | (31,778) |
| Intangible assets | 328,624 | 256,216 | 246,136 | 224,878 | 232,500 |
| Total assets | 5,174,552 | 4,697,502 | 4,497,797 | 4,152,529 | 4,393,295 |
| Deposits | 3,700,812 | 3,228,464 | 3,168,299 | 2,983,507 | 2,927,524 |
| Borrowings | 862,533 | 929,328 | 805,495 | 653,090 | 920,511 |
| Shareholders' equity | 544,651 | 478,784 | 461,528 | 457,595 | 474,628 |
| **Capital and Related Ratios:** | | | | | |
| Cash dividend declared per share [1] | $0.86 | $0.82 | $0.78 | $0.74 | $0.68 |
| Book value per share [1] | 16.69 | 16.16 | 15.37 | 15.28 | 15.49 |
| Tangible book value per share [1] | 6.62 | 7.51 | 7.17 | 7.77 | 7.90 |
| Market capitalization (in millions) | 796 | 589 | 690 | 676 | 866 |
| Tier 1 leverage ratio | 7.22% | 7.77% | 8.81% | 7.57% | 6.94% |
| Total risk-based capital to risk-adjusted assets | 12.53% | 14.05% | 15.47% | 13.64% | 13.18% |
| Tangible equity to tangible assets | 4.46% | 5.01% | 5.07% | 5.93% | 5.82% |
| Dividend payout ratio | 57.3% | 57.1% | 60.7% | 43.9% | 40.9% |
| Dividend payout ratio – cash [3] | 49.5% | 50.1% | 52.5% | 39.3% | 36.9% |
| Period end common shares outstanding [1] | 32,633 | 29,635 | 30,020 | 29,957 | 30,642 |
| Diluted weighted-average shares outstanding [1] | 30,826 | 30,232 | 30,392 | 30,838 | 30,670 |
| **Selected Performance Ratios:** | | | | | |
| Return on average assets | 0.97% | 0.93% | 0.90% | 1.19% | 1.20% |
| Return on average equity | 9.23% | 9.20% | 8.36% | 10.89% | 11.39% |
| Net interest margin | 3.82% | 3.64% | 3.91% | 4.17% | 4.45% |
| Noninterest income/operating income (FTE) | 31.0% | 26.1% | 24.8% | 27.7% | 21.1% |
| Efficiency ratio[2] | 62.7% | 63.3% | 59.9% | 56.8% | 52.8% |
| **Asset Quality Ratios:** | | | | | |
| Allowance for loan loss/total loans | 1.26% | 1.29% | 1.34% | 1.35% | 1.35% |
| Nonperforming loans/total loans | 0.40% | 0.32% | 0.47% | 0.55% | 0.55% |
| Allowance for loan loss/nonperforming loans | 312% | 410% | 288% | 245% | 245% |
| Net charge-offs/average loans | 0.20% | 0.10% | 0.24% | 0.33% | 0.37% |
| Loan loss provision/net charge-offs | 117% | 76% | 108% | 110% | 104% |

[1] All share and share-based amounts reflect the two-for-one stock split effected as a 100% stock dividend on April 12, 2004.

[2] Efficiency ratio excludes intangible amortization, gain (loss) on investment securities & debt extinguishments and special charges/acquisition expenses.

[3] Cash earnings are reconciled to GAAP net income in Table 2 on page 18.

## *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") primarily reviews the financial condition and results of operations of Community Bank System, Inc. ("the Company") for the past two years, although in some circumstances a period longer than two years is covered in order to comply with Securities and Exchange Commission disclosure requirements or to more fully explain long-term trends. The following discussion and analysis should be read in conjunction with the Selected Consolidated Financial Information on page 15 and the Company's Consolidated Financial Statements and related notes that appear on pages 43 through 76. All references in the discussion to the financial condition and results of operations are to the consolidated position and results of the Company and its subsidiaries taken as a whole.

Unless otherwise noted, all earnings per share ("EPS") figures disclosed in the MD&A refer to diluted EPS; interest income, net interest income and net interest margin are presented on a fully tax-equivalent ("FTE") basis. The term "this year" and equivalent terms refer to results in calendar year 2008, "last year" and equivalent terms refer to calendar year 2007, and all references to income statement results correspond to full-year activity unless otherwise noted.

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements with respect to the financial condition, results of operations and business of Community Bank System, Inc. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements are set herein under the caption "Forward-Looking Statements" on page 40.

## Critical Accounting Policies

As a result of the complex and dynamic nature of the Company's business, management must exercise judgment in selecting and applying the most appropriate accounting policies for its various areas of operations. The policy decision process not only ensures compliance with the latest generally accepted accounting principles ("GAAP"), but also reflects on management's discretion with regard to choosing the most suitable methodology for reporting the Company's financial performance. It is management's opinion that the accounting estimates covering certain aspects of the business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity in the selection process. These estimates affect the reported amounts of assets and liabilities and disclosures of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the critical accounting estimates include:

- Allowance for loan losses – The allowance for loan losses reflects management's best estimate of probable loan losses in the Company's loan portfolio. Determination of the allowance for loan losses is inherently subjective. It requires significant estimates including the amounts and timing of expected future cash flows on impaired loans and the amount of estimated losses on pools of homogeneous loans which is based on historical loss experience and consideration of current economic trends, all of which may be susceptible to significant change.

- Investment securities – Investment securities are classified as held-to-maturity, available-for-sale, or trading. The appropriate classification is based partially on the Company's ability to hold the securities to maturity and largely on management's intentions with respect to either holding or selling the securities. The classification of investment securities is significant since it directly impacts the accounting for unrealized gains and losses on securities. Unrealized gains and losses on available-for-sale securities are recorded in accumulated other comprehensive income or loss, as a separate component of shareholders' equity and do not affect earnings until realized. The fair values of the investment securities are generally determined by reference to quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments, or a discounted cash flow model using market estimates of interest rates and volatility. Marketable investment securities with significant declines in fair value are evaluated to determine whether they should be considered other-than –temporarily impaired. Impairment losses must be recognized in current earnings rather than in other comprehensive income or loss.

- Actuarial assumptions associated with pension, post-retirement and other employee benefit plans – These assumptions include discount rate, rate of future compensation increases and expected return on plan assets. Specific discussion of the assumptions used by management is discussed in Note K on pages 65 through 68.

- Provision for income taxes – The Company is subject to examinations from various taxing authorities. Such examinations may result in challenges to the tax return treatment applied by the Company to specific transactions. Management believes that the assumptions and judgments used to record tax-related assets or liabilities have been appropriate. Should tax laws change or the taxing authorities determine that management's assumptions were inappropriate, an adjustment may be required which could have a material effect on the Company's results of operations.

- Carrying value of goodwill and other intangible assets – The carrying value of goodwill and other intangible assets is based upon discounted cash flow modeling techniques that require management to make estimates regarding the amount and timing of expected future cash flows. It also requires them to select a discount rate that reflects the current return requirements of the market in relation to present risk-free interest rates, required equity market premiums and company-specific risk indicators.

A summary of the accounting policies used by management is disclosed in Note A, "Summary of Significant Accounting Policies", starting on page 49.

**Executive Summary**

The Company's business philosophy is to operate as a community bank with local decision-making, principally in non-metropolitan markets, providing a broad array of banking and financial services to retail, commercial, and municipal customers.
The Company's core operating objectives are: (i) grow the branch network, primarily through a disciplined acquisition strategy, and certain selective de novo expansions, (ii) build profitable loan and deposit volume using both organic and acquisition strategies, (iii) increase the non-interest income component of total revenues through development of banking-related fee income, growth in existing financial services business units, and the acquisition of additional financial services and banking businesses, and (iv) utilize technology to deliver customer-responsive products and services and to reduce operating costs.

Significant factors management reviews to evaluate achievement of the Company's operating objectives and its operating results and financial condition include, but are not limited to: net income and earnings per share, return on assets and equity, net interest margins, noninterest income, operating expenses, asset quality, loan and deposit growth, capital management, performance of individual banking and financial services units, performance of specific product lines, liquidity and interest rate sensitivity, enhancements to customer products and services, technology advancements, market share, peer comparisons, and the performance of acquisition and integration activities.

The Company's reported net income for the year of $45.9 million, or $1.49 per share, was 7.1% above 2007's reported earnings of $42.9 million, or $1.42 per share. The 2008 results were driven by strong organic loan and core deposit growth, continued expansion of non-interest revenues, improved net interest margin, and continued solid asset quality. The Company also recorded a $1.7 million benefit related to a change in certain previously unrecognized tax positions. These results were partially offset by a $1.7 million non-cash charge for impairment of goodwill associated with one of the Company's wealth management businesses, as well as $1.4 million of acquisition expenses related to the purchase of 18 branch-banking centers in northern New York State from Citizens in November and the purchase of ABG in July. Last year's results included a $6.9 million benefit related to the settlement and a related change in certain previously unrecognized tax positions, and a $9.9 million pretax charge related to the early redemption of $25 million of variable-rate, trust preferred obligations, and the refinancing of $150 million of Federal Home Loan Bank advances into lower cost instruments.

Asset quality remained favorable in 2008, with increases in the loan charge-off, delinquency and nonperforming loan ratios as well as a higher provision for loan losses versus 2007, but still below long-term historical levels. The Company experienced year-over-year loan growth in all portfolios: consumer installment, consumer mortgage and business lending, due to both the Citizens branch acquisition and strong organic loan growth. The investment portfolio, including cash equivalents, increased from the prior year due to the net liquidity created from the acquisition of Citizens' branches in the fourth quarter. Average deposits increased in 2008 as compared to 2007 as the result of the acquisition of Citizens' branches as well as organic growth in core product relationships, offset by a reduction in time deposits. External borrowings decreased from the end of December 2007 as a portion of the net liquidity from the branch acquisition was used to eliminate short-term obligations.

While the Company reported improved earnings for 2008, it anticipates that current global economic conditions and challenges in the financial services industry may negatively impact earnings in 2009. In particular, the Company expects that in 2009: (1) premiums paid to the FDIC will increase significantly, (2) pension and postretirement expenses will increase significantly, (3) revenue from FHLB dividends may decrease, (4) payments representing interest and principal on currently outstanding loans and investments will most likely be reinvested at rates that are lower than the rates on currently outstanding loans and investments and (5) the economy may have an adverse affect on asset quality indicators and the provision for loan losses, and therefore credit costs, which have trended higher in 2008, are not expected to decline until economic indicators improve. Due to current uncertainty in economic conditions and the financial services industry in general, it is particularly difficult to estimate certain revenue, expenses, and other related matters. There may be factors in addition to those identified above that impact 2009 results. For a discussion of risks and uncertainties that could impact the Company's future results, see Item 1A. Risk Factors.

## Net Income and Profitability

Net income for 2008 was $45.9 million, up $3.0 million, or 7.1%, from 2007's earnings of $42.9 million. Earnings per share for 2008 was $1.49 per share, up 4.9% from 2007's earnings per share. The 2008 results include a $1.7 million or $0.05 per share benefit related to a change in a position taken on certain previously unrecognized tax positions. The 2008 results also include a $1.7 million or $0.04 per share non-cash charge for impairment of goodwill associated with the Company's wealth management business and $1.4 million or $0.03 per share of acquisition expenses related to the purchase of 18 branch-banking centers in northern New York Sate from Citizens in November and the purchase of ABG in July.

In addition to the earnings results presented above in accordance with GAAP, the Company provides cash earnings per share which excludes the after-tax effect of the amortization of intangible assets, the market value adjustments on net assets acquired in mergers, and the noncash portion of debt extinguishments costs. Management believes that this information helps investors understand the effect of acquisition activity and certain noncash transactions in reported results. Cash earnings per share for 2008 were $1.73, up 6.8% from $1.62 for the year ended December 31, 2007.

Net income and earnings per share for 2007 were $42.9 million and $1.42, up 12% from 2006 results. The 2007 results include a $9.9 million, or $0.20 per share, pre-tax charge related to the early redemption of $25 million of variable-rate, trust preferred obligations, as well as the refinancing of $150 million of Federal Home Loan Bank advances into lower cost instruments. The 2007 results also included a $6.9 million, or $0.23 per share, benefit related to the settlement and a related change in a position taken on certain previously unrecognized tax positions. The 2006 earnings included a $2.4 million, or $0.06 per share, charge related to the early redemption of fixed rate, trust-preferred obligations.

**Table 1: Condensed Income Statements**

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| (000's omitted, except per share data) | 2008 | 2007 | 2006 | 2005 | 2004 |
| Net interest income | $148,507 | $135,974 | $134,809 | $143,872 | $151,095 |
| Loan loss provision | 6,730 | 2,004 | 6,585 | 8,534 | 8,750 |
| Noninterest income | 73,474 | 53,286 | 49,276 | 60,596 | 44,393 |
| Operating expenses | 158,562 | 142,074 | 127,203 | 127,389 | 119,899 |
| Income before taxes | 56,689 | 45,182 | 50,297 | 68,545 | 66,839 |
| Income taxes | 10,749 | 2,291 | 11,920 | 17,740 | 16,643 |
| Net income | $45,940 | $42,891 | $38,377 | $50,805 | $50,196 |
| Diluted earnings per share | $1.49 | $1.42 | $1.26 | $1.65 | $1.64 |
| Diluted earnings per share-cash[1] | $1.73 | $1.62 | $1.47 | $1.84 | $1.81 |

[1] Cash earnings are reconciled to GAAP net income in Table 2.

**Table 2: Reconciliation of GAAP Net Income To Non-GAAP Cash Net Income**

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| (000's omitted) | 2008 | 2007 | 2006 | 2005 | 2004 |
| Net income | $45,940 | $42,891 | $38,377 | $50,805 | $50,196 |
| After-tax adjustments: | | | | | |
| Net amortization of market value adjustments on net assets acquired in mergers | 509 | 701 | 813 | 655 | (126) |
| Amortization of intangible assets | 5,379 | 4,808 | 4,598 | 5,281 | 5,568 |
| Noncash portion of debt extinguishments charge | 0 | 466 | 794 | 0 | 0 |
| Impairment of goodwill | 1,360 | 0 | 0 | 0 | 0 |
| Net income – cash | $53,188 | $48,866 | $44,582 | $56,741 | $55,638 |

The primary factors explaining 2008 performance are discussed in detail in the remaining sections of this document and are summarized as follows:

- As shown in Table 1 above, net interest income increased $12.5 million, or 9.2%, due to a $144 million increase in average earning assets and an 18 basis point increase in the net interest margin. Average loans grew $191 million or 7.0%, primarily due to strong business lending, consumer installment and retail mortgage growth as well as the addition of 18 branch banking centers in November 2008, and TLNB in June 2007. Average investments decreased $6.8 million, or 0.5% in 2008. Short-term cash equivalents also decreased $40.4 million as compared to 2007. Average borrowings increased $81.4 million due to the need to supplement the funding of strong organic loan growth and provide temporary financing for investment purchases made in advance of the significant amount of liquidity that was provided by the Citizens acquisition.

- The loan loss provision of $6.7 million increased $4.7 million, or 236%, from the prior year level. Net charge-offs of $5.7 million increased by $3.1 million from 2007, increasing the net charge-off ratio (net charge-offs / total average loans) to 0.20% for the year. The Company's asset quality remained strong as key metrics such as nonperforming loans as a percentage of total loans, nonperforming assets as a percentage of loans and other real estate owned, and delinquent loans (30+ days through nonaccruing) as a percentage of total loans increased but remained below long-term historical levels. Additional information on trends and policy related to asset quality is provided in the asset quality section on pages 31 through 34.

- Noninterest income for 2008 of $73.5 million increased by $20.2 million, or 38%, from 2007's level, due both to organic growth and the acquisitions of the Citizens' branches, ABG, HBT and TLNB. Noninterest income for 2007 included a $9.9 million debt refinancing charge, comprised of the refinance of certain Federal Home Loan Bank advances and the early redemption of $25 million of trust preferred securities. Fees from banking services were up $3.5 million or 10%, primarily due to several revenue enhancement initiatives implemented over the last two years, as well as the acquisitions completed in 2008 and 2007. Financial services revenue was up $6.5 million, or 23% higher, mostly from strong growth at the Company's benefit plan administration and consulting business and the acquisition of ABG and HBT.

- Total operating expenses increased $16.5 million or 11.6% in 2008 to $158.6 million. A significant portion of the increase was primarily attributable to incremental operating expenses related to the Citizens' branches, ABG, TLNB and HBT acquisitions. Additionally, expenses were up due to annual merit and other personnel costs, higher FDIC insurance premiums, higher facility-based utility and maintenance costs, higher volume based processing costs, and increased expenses related to investments in the technology and facilities infrastructure.

- The Company's combined effective federal and state income tax rate increased 13.9 percentage points in 2008 to 19.0% primarily as a result of a smaller settlement of certain previously unrecognized tax positions as compared to the previous year.

**Selected Profitability and Other Measures**

Return on average assets, return on average equity, dividend payout and equity to asset ratios for the years indicated are as follows:

**Table 3: Selected Ratios**

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Return on average assets | 0.97% | 0.93% | 0.90% |
| Return on average equity | 9.23% | 9.20% | 8.36% |
| Dividend payout ratio | 57.3% | 57.1% | 60.7% |
| Average equity to average assets | 10.46% | 10.14% | 10.80% |

As displayed in Table 3 above, the return on average assets increased in 2008 as compared to both 2007 and 2006. The increase in comparison to both years was a result of higher net income primarily due to solid organic growth and the 2008 and 2007 acquisitions. Reported return on equity in 2008 was also higher than 2007 and 2006's levels for similar reasons.

The dividend payout ratio for 2008 was above 2007's level due to dividends declared increasing 7.5%, versus the 7.1% growth in net income. The increase in dividends declared was the result of a 4.9% increase in the dividend paid per share as well as the additional 2.5 million shares issued during the common equity offering in the fourth quarter. The dividend payout ratio decreased in 2007 as compared to 2006 due to a larger increase in net income than the 5.0% increase in dividends declared.

## Net Interest Income

Net interest income is the amount that interest and fees on earning assets (loans and investments) exceeds the cost of funds, which consists primarily of interest paid to the Company's depositors and interest on external borrowings. Net interest margin is the difference between the gross yield on earning assets and the cost of interest-bearing funds as a percentage of earning assets.

As disclosed in Table 4, net interest income (with nontaxable income converted to a fully tax-equivalent basis) totaled $163.6 million in 2008, up $12.8 million, or 8.5%, from the prior year. A $144 million increase in average interest-earning assets and an 18 basis point increase in net interest margin more than offset a $120 million increase in average interest-bearing liabilities. As reflected in Table 5, the higher net interest margin had a $7.5 million favorable impact, and the volume changes mentioned above increased net interest income by $5.3 million.

The net interest margin increased 18 basis points from 3.64% in 2007 to 3.82% in 2008. This increase was primarily attributable to a 52 basis point decrease in the cost of funds having a greater impact than the 34 basis point decrease in earning-asset yields. The decreased cost of funds was reflective of disciplined deposit pricing, in part due to the decreases in short-term market rates in 2008, as well as planned reductions of time deposit balances. Additionally, the rates on external borrowings decreased throughout the year, as a result of the refinancing of $150 million of Federal Home Loan Bank advances into lower cost instruments in the fourth quarter of 2007 and seven rate reductions by the Federal Reserve to the overnight federal funds rates since the end of 2007. The yield on loans decreased 44 basis points in 2008, again due in part to the declining interest rates throughout the market. The yield on investments decreased from 5.98% in 2007 to 5.81% in 2008 as cash flows from the maturing of higher yielding investments were used to fund loan growth rather than be reinvested at unfavorable market rates in the first half of the year, as well as the steep decline in yields earned on cash equivalents. In the second half of the year, the Company purchased investments in advance of the liquidity provided by the acquisition of the Citizens' branches in November 2008.

The net interest margin in 2007 was 3.64%, compared to 3.91% in 2006. This 27 basis point decline was primarily attributable to a 35 basis point increase in the cost of funds having a greater impact than the nine basis point increase in earning-asset yields. The increased cost of funds was due to rising rates on deposit products, primarily time deposits in the first three quarters of the year, as the rates on new volume were above those of maturing time deposits, in part due to increases in short-term market rates in 2005 and 2006. The rates on external borrowings decreased throughout the year, as a result of the early redemption of fixed rate trust preferred securities in the first quarter of 2007 and four rate reductions by the Federal Reserve to the overnight federal funds rates during the later half of 2007. The yield on loans increased 16 basis points in 2007. The yield on investments decreased from 6.04% in 2006 to 5.98% in 2007 due mostly to a leveraging strategy undertaken in mid-2007, as well as declines in short and medium term rates in the second half of the year.

As shown in Table 4, total interest income decreased by $5.1 million, or 1.9%, in 2008. Table 5 reveals that higher average earning assets contributed a positive $9.2 million variance offset by lower yields with a negative impact of $14.4 million. Average loans grew a total of $191.0 million in 2008, as a result of $41.6 million from the acquisitions of 18 Citizens branches in November 2008 and TLNB in June 2007 as well as $149.3 million of organic growth in all portfolios: business lending, consumer mortgage and consumer installment. Interest and fees were consistent with 2007, attributable to higher average loan balances offset by a 44 basis point decrease in loan yields. Total interest income increased by $24.5 million, or 9.9% in 2007 from 2006's level. Table 5 indicates that higher average earning assets contributed a positive $21.0 million variance and higher yields contributed $3.5 million. Average loans grew $229.6 million in 2007 over 2006, as a result of $186.5 million from the acquisitions of TLNB in June 2007, ONB in December 2006 and Elmira in August 2006 and $43.1 million of organic growth in the consumer mortgage and consumer installment portfolios. Interest and fees on loans increased $19.8 million, or 11.8%, in 2007 as compared to 2006. The increase was attributable to higher average loan balances, as well as a 16 basis point increase in loan yields due to increases in short-term rates in the first half of the year.

Investment interest income in 2008 of $78.5 million was $5.1 million, or 6.1%, lower than the prior year as a result of a smaller portfolio (negative $1.2 million impact), and a 17 basis point decrease in the investment yield. The decrease in balances was a result of cash flows from maturing investments being used to fund loan growth rather than be reinvested at unfavorable market rates. Investment purchases were initiated in the third and fourth quarters of 2008 in anticipation of the net liquidity that would be supplied by the Citizens' branch acquisition. Investment interest income in 2007 of $83.6 million was $4.7 million, or 5.9%, higher than the prior year as a result of a larger portfolio (positive $4.5 million impact). The performance of the investment portfolio in 2008 and 2007 remained strong despite the interest rate environment. During the third quarter of 2007, a $200 million short-term investment leverage strategy was initiated, which produced positive net interest income and served to demonstrate the company's ability to freely access liquidity sources despite tightened credit market conditions.

The average earning asset yield declined 34 basis points to 6.20% in 2008 because of the previously mentioned decreases in loan and investment yields. In 2008, the gap between loan and investment yields decreased to 58 basis points as the yield on the loan portfolio decreased 44 basis points while the yield on the investment portfolio decreased a smaller 17 basis points reflective of the loan portfolio having a significant proportion of variable and adjustable rate loans which declined as the interest rates decreased throughout 2008, whereas the investment portfolio was predominately comprised of fixed rate instruments. The average earning asset yield grew nine basis points to 6.54% in 2007 from 6.45% in 2006. During 2006, changes in market interest rates combined with the strategic investment portfolio actions previously discussed resulted in the yield on the loan portfolio being higher than the investment portfolio by 63 basis points. This gap widened in 2007 as the yield on the loan portfolio expanded and the investment portfolio yield stabilized resulting in loan yields being 85 basis points higher than the yield on the investment portfolio.

Total average funding (deposits and borrowings) in 2008 increased $134.4 million or 3.3%. Deposits increased $53.0 million, $102.8 million attributable to the acquisitions of the 18 Citizens branches and TLNB offset by a $49.8 million decrease in organic deposits. Consistent with the Company's funding mix objective, average core deposit balances increased $150.5 million, while time deposits were allowed to decline $97.5 million over the year. Average external borrowings increased $81.4 million in 2008 as compared to the prior year due primarily to the all-cash acquisitions of ABG, TLNB and HBT. However, year-end borrowings declined $66.8 million from the end of 2007 as a portion of the net liquidity from the branch acquisition was used to eliminate short-term borrowings. In 2007, total average funding increased $336.4 million or 9.0%. Deposits increased $188.3 million, $170.8 million attributable to the acquisitions of TLNB, ONB and Elmira and $17.5 million due to organic deposit growth. Average external borrowings increased $148.1 million in 2007 as compared to the prior year due primarily to the incremental leverage strategy implemented in the third quarter of 2007.

The cost of funding decreased 52 basis points during 2008 impacted by the decreases to short-term rates by the Federal Reserve throughout the latter part of 2007 and all of 2008. Interest rates on deposit accounts were lowered throughout 2008, with decreases in all product offerings. Additionally, the Company's focus on expanding core account relationships while time deposit balances were allowed to decline. This trend is demonstrated by the percentage of average deposits that were in time deposit accounts decreasing from 44.8% in 2007 to 41.1% in 2008, while noninterest checking deposits, interest-bearing checking deposits and money market accounts increased from 17.4%, 13.6% and 10.1%, respectively, in 2007, to 17.6%, 15.4% and 12.1%, respectively, in 2008. The prepayment of trust preferred securities and Federal Home Loan Bank advances from early 2007 through early 2008 contributed to the decrease in the interest rate differential between short and long-term debt instruments over the past two years.

Total interest expense decreased by $17.9 million to $102.4 million in 2008. As shown in Table 5, lower interest rates on deposits and external borrowings resulted in $21.9 million of this decrease, while the higher deposit and borrowings balances accounted for an increase of $4.0 million in interest expense. Interest expense as a percentage of earning assets decreased by 51 basis points to 2.39%. The rate on interest-bearing deposits decreased 58 basis points to 2.31%, due largely to decreases in time deposits and money market rates throughout 2008 and the previously discussed run off of higher rate deposit products. The rate on external borrowings decreased 84 basis points to 4.35% because of the refinancing of $150 million of Federal Home Loan Bank advances into lower cost instruments at the end of 2007 as well as the favorable rates on borrowings throughout 2008. Total interest expense increased by $23.2 million to $120.3 million in 2007 as compared to 2006. Higher interest rates accounted $12.3 million of the increase, while the higher deposit and borrowing balances accounted for $10.9 million of the increase in interest expense. The rate on interest-bearing deposits increased 43 basis points to 2.89% and the rate on external borrowings decreased 10 basis points to 5.19% in 2007.

The following table sets forth information related to average interest-earning assets and interest-bearing liabilities and their associated yields and rates for the years ended December 31, 2008, 2007 and 2006. Interest income and yields are on a fully tax-equivalent basis using marginal income tax rates of 38.5% in 2008, 38.8% in 2007, and 38.4% in 2006. Average balances are computed by totaling the daily ending balances in a period and dividing by the number of days in that period. Loan yields and amounts earned include loan fees. Average loan balances include nonaccrual loans and loans held for sale.

**Table 4: Average Balance Sheet**

| | Year Ended December 31, 2008 | | | Year Ended December 31, 2007 | | | Year Ended December 31, 2006 | | |
|---|---|---|---|---|---|---|---|---|---|
| (000's omitted except yields and rates) | Average Balance | Interest | Avg. Yield/Rate Paid | Average Balance | Interest | Avg. Yield/Rate Paid | Average Balance | Interest | Avg. Yield/Rate Paid |
| Interest-earning assets: | | | | | | | | | |
| Cash equivalents | $39,452 | $614 | 1.56% | $79,827 | $4,019 | 5.03% | $36,458 | $1,824 | 5.00% |
| Taxable investment securities [1] | 783,691 | 41,600 | 5.31% | 830,315 | 46,048 | 5.55% | 754,618 | 41,702 | 5.53% |
| Nontaxable investment securities [1] | 527,993 | 36,327 | 6.88% | 488,154 | 33,540 | 6.87% | 515,459 | 35,418 | 6.87% |
| Loans (net of unearned discount)[2] | 2,934,790 | 187,399 | 6.39% | 2,743,804 | 187,480 | 6.83% | 2,514,173 | 167,676 | 6.67% |
| Total interest-earning assets | 4,285,926 | 265,940 | 6.20% | 4,142,100 | 271,087 | 6.54% | 3,820,708 | 246,620 | 6.45% |
| Noninterest-earning assets | 472,157 | | | 455,123 | | | 431,940 | | |
| Total assets | $4,758,083 | | | $4,597,223 | | | $4,252,648 | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Interest checking, savings and money market deposits | $1,364,652 | 11,061 | 0.81% | $1,228,447 | 13,634 | 1.11% | $1,149,236 | 11,792 | 1.03% |
| Time deposits | 1,360,275 | 52,019 | 3.82% | 1,457,768 | 64,048 | 4.39% | 1,348,167 | 49,752 | 3.69% |
| Short-term borrowings | 450,780 | 17,816 | 3.95% | 257,874 | 10,644 | 4.13% | 144,043 | 5,513 | 3.83% |
| Long-term borrowings | 451,129 | 21,456 | 4.76% | 562,672 | 31,937 | 5.68% | 528,355 | 30,035 | 5.68% |
| Total interest-bearing liabilities | 3,626,836 | 102,352 | 2.82% | 3,506,761 | 120,263 | 3.43% | 3,169,801 | 97,092 | 3.06% |
| Noninterest-bearing liabilities: | | | | | | | | | |
| Noninterest checking deposits | 581,271 | | | 566,981 | | | 567,500 | | |
| Other liabilities | 52,145 | | | 57,283 | | | 56,149 | | |
| Shareholders' equity | 497,831 | | | 466,198 | | | 459,198 | | |
| Total liabilities and shareholders' equity | $4,758,083 | | | $4,597,223 | | | $4,252,648 | | |
| Net interest earnings | | $163,588 | | | $150,824 | | | $149,528 | |
| Net interest spread | | | 3.38% | | | 3.11% | | | 3.39% |
| Net interest margin on interest-earning assets | | | 3.82% | | | 3.64% | | | 3.91% |
| Fully tax-equivalent adjustment | | $15,081 | | | $14,850 | | | $14,719 | |

[1] Averages for investment securities are based on historical cost and the yields do not give effect to changes in fair value that is reflected as a component of shareholders' equity and deferred taxes.

[2] The impact of interest and fees not recognized on nonaccrual loans was immaterial.

As discussed above, the change in net interest income (fully tax-equivalent basis) may be analyzed by segregating the volume and rate components of the changes in interest income and interest expense for each underlying category.

**Table 5: Rate/Volume**

| | 2008 Compared to 2007 | | | 2007 Compared to 2006 | | |
|---|---|---|---|---|---|---|
| | Increase (Decrease) Due to Change in [1] | | | Increase (Decrease) Due to Change in [1] | | |
| (000's omitted) | Volume | Rate | Net Change | Volume | Rate | Net Change |
| Interest earned on: | | | | | | |
| Deposits in other banks | ($1,440) | ($1,965) | ($3,405) | $2,184 | $11 | $2,195 |
| Taxable investment securities | (2,523) | (1,925) | (4,448) | 4,197 | 149 | 4,346 |
| Nontaxable investment securities | 2,742 | 45 | 2,787 | (1,876) | (2) | (1,878) |
| Loans (net of unearned discount) | 12,609 | (12,690) | (81) | 15,611 | 4,193 | 19,804 |
| Total interest-earning assets [2] | 9,217 | (14,364) | (5,147) | 20,994 | 3,473 | 24,467 |
| Interest paid on: | | | | | | |
| Interest checking, savings and money market deposits | 1,393 | (3,966) | (2,573) | 843 | 999 | 1,842 |
| Time deposits | (4,094) | (7,935) | (12,029) | 4,276 | 10,020 | 14,296 |
| Short-term borrowings | 7,642 | (470) | 7,172 | 4,667 | 464 | 5,131 |
| Long-term borrowings | (5,767) | (4,714) | (10,481) | 1,947 | (45) | 1,902 |
| Total interest-bearing liabilities [2] | 4,000 | (21,911) | (17,911) | 10,902 | 12,269 | 23,171 |
| Net interest earnings [2] | 5,342 | 7,422 | 12,764 | 12,099 | (10,803) | 1,296 |

[1] The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of change in each.

[2] Changes due to volume and rate are computed from the respective changes in average balances and rates of the totals; they are not a summation of the changes of the components.

## Noninterest Income

The Company's sources of noninterest income are of three primary types: general banking services related to loans, deposits and other core customer activities typically provided through the branch network; financial services, comprised of employee benefit plan administration, actuarial and consulting services (generated by BPAS which includes BPA, Harbridge and HBT), trust services, investment and insurance products (generated by CISI and CBNA Insurance), asset management (generated by Nottingham), and periodic transactions, most often net gains (losses) from the sale of investments and prepayment of debt instruments.

**Table 6: Noninterest Income**

| | Years Ended December 31, | | |
|---|---|---|---|
| (000's omitted except ratios) | 2008 | 2007 | 2006 |
| Deposit service charges and fees | $27,167 | $24,178 | $22,183 |
| Benefit plan administration, consulting and actuarial fees | 25,788 | 19,700 | 13,205 |
| Wealth management services | 8,648 | 8,264 | 7,396 |
| Other fees | 5,165 | 5,561 | 4,713 |
| Electronic banking | 5,709 | 4,595 | 3,443 |
| Mortgage banking | 767 | 962 | 739 |
| Subtotal | 73,244 | 63,260 | 51,679 |
| Gain (loss) on investment securities & debt extinguishments | 230 | (9,974) | (2,403) |
| Total noninterest income | $73,474 | $53,286 | $49,276 |
| Noninterest income/operating income (FTE) | 31.0% | 26.1% | 24.8% |

As displayed in Table 6, noninterest income, excluding security gains and debt extinguishments costs, increased by 16% to $73.2 million largely as a result of increased recurring bank fees and both organic and acquired growth in benefit plan administration, consulting and actuarial fees. The loss on the sale of investment securities and debt extinguishments decreased $10.2 million in 2008 as 2007 included a one-time $9.9 million charge related to the early redemption of $25 million of variable-rate trust preferred obligations, as well as the refinance of $150 million of Federal Home Loan Bank advances into lower cost instruments with no corresponding loss in 2008. Refer to the "Investments" section of the MD&A on pages 37 through 39 for further information. Total noninterest income, excluding security gains and debt extinguishments costs, of $63.3 million for 2007 increased by 22% over 2006, largely as a result of higher utilization of bank services and growth at BPAS both organically and from the acquisition of HBT in May 2007. The loss on the sale of investment securities and debt extinguishments increased $7.6 million in 2007, which included the one time debt refinancing discussed above, while 2006 included a $2.4 million charge related to the early retirement of $30 million of fixed-rate trust preferred securities.

Noninterest income as a percent of operating income (FTE basis) was 31.0% in 2008, up 4.9 percentage points from the prior year. Excluding the gain (loss) on investment securities and debt extinguishments, noninterest income as a percent of operating income (FTE basis) was 30.9% in 2008, a 1.4 percentage point increase from 29.5% for 2007. This increase was primarily driven by the aforementioned strong growth in recurring bank fees and BPAS income, partially offset by the favorable impact the 18 basis point increase in the net interest margin had on net interest income. This ratio is considered an important measure for determining the progress the Company is making on one of its primary long-term strategies, which is the expansion of noninterest income in order to diversify its revenue sources and reduce reliance on net interest margins that may be strongly impacted by general interest rate and other market conditions.

The largest portion of the Company's recurring noninterest income is the wide variety of fees earned from general banking services, which reached $38.8 million in 2008, up 10.0% from the prior year. A large portion of the income growth was attributable to electronic banking fees, up $1.1 million, or 24%, over 2007's level, due in large part to a concerted effort to increase the penetration and utilization of consumer debit cards. Overdraft fees were also up $1.5 million, or 8.6%, over 2007's level, driven by core deposit account growth. Mortgage banking fees decreased $0.2 million, or 20% in 2008. Fees from general banking services were $35.3 million in 2007, up $4.2 million or 13.6% from 2006, primarily driven by growth in overdraft fees, commissions and electronic banking, generated from several revenue enhancement initiatives and core deposit account growth.

As disclosed in Table 6, noninterest income from financial services (including revenues from benefit plan administration, consulting and actuarial fees and wealth management services) rose $6.5 million, or 23%, in 2008 to $34.4 million. Financial services revenue now comprises 47% of total noninterest income, excluding net gains (losses) on the sale of investment securities and debt extinguishments. Strong performance at BPAS generated revenue growth of $6.1 million, or 31%, for the 2008 year, achieved primarily through the acquisition of ABG in July 2008 and HBT in May 2007, new product offerings and expanded market coverage. BPAS offers their clients daily valuation, actuarial and employee benefit consulting services on a national basis from offices in Upstate New York, Texas, and Pennsylvania. BPAS revenue of $19.7 million in 2007 was $6.5 million higher than 2006's results, driven by the acquisition of HBT and enhanced service offerings to both new and existing clients.

CISI and Nottingham revenue declined $0.2 million, or 5.4%, and $0.1 million or 6.4%, respectively, in 2008 primarily due to the adverse conditions prevalent throughout the financial markets. Revenue at personal trust increased $0.1 million or 3.8%, during 2008. CBNA Insurance, acquired in June of 2007, generated revenue growth of $0.6 million. In 2007, CISI generated revenue growth of $0.7 million, or 17% primarily through the addition of new financial consultants and improved sales penetration. Nottingham generated revenue growth of 3.2% in 2007, achieved primarily through the attraction of net new client assets and market appreciation. Revenue at personal trust declined $0.2 million or, 8.5% during 2007. Excluding certain non-recurring estate fees generated in 2006, trust services income increased slightly.

Assets under management and administration at the Company's financial services businesses declined during 2008 to $3.7 billion from $4.7 billion at the end of 2007 due to the significant declines in asset valuations experienced in the financial markets during 2008. This more than offset the new client assets attracted during the year. Assets under management increased $1.5 billion during 2007 from $3.2 billion at year-end 2006. Market-driven gains in equity-based assets were augmented by attraction of new client assets and the acquisition of HBT. BPA, in particular, was successful at growing its asset base, as demonstrated by the approximately $500 million increase in its assets under administration during 2007, excluding assets added through the acquisition of HBT.

In the fourth quarter of 2007, the Company incurred a $2.1 million charge related to the early redemption of its $25 million, variable-rate trust preferred obligations, which included a premium call provision at 6.15%. Additionally, the Company incurred a $7.8 million charge to refinance $150 million of Federal Home Loan Bank advances into similar duration, lower cost instruments. In 2006 the Company incurred a $2.4 million charge related to the early redemption of its $30 million, 9.75% fixed-rate trust preferred obligations, which included a premium call provision at 4.54%.

The security and debt gains and losses taken over the last three years are illustrative of the Company's active management of its investment portfolio and external borrowings to achieve a desirable total return through the combination of net interest income, transaction gains/losses and changes in market value across financial market cycles, as well as achieving an appropriate interest-rate sensitivity profile in changing rate environments.

**Operating Expenses**

As shown in Table 7, operating expenses increased $16.5 million, or 11.6%, in 2008 to $158.6 million primarily due to the four acquisitions completed in 2008 and 2007, as well as a goodwill impairment charge on the wealth management businesses, and higher merit-based personnel expenses, FDIC insurance premiums, and volume-based processing costs. Operating expenses in 2007 increased $14.9 million or 11.7% from 2006 primarily due to the four acquisitions completed in 2007 and 2006, as well as higher merit-based personnel expenses, business development and volume-based processing costs. Operating expenses for 2008 as a percent of average assets were 3.33%, up 24 basis points from 3.09% in 2007. Excluding the goodwill impairment and acquisition expenses, operating expenses as a percent of average assets would be 3.27%. This ratio is impacted by the comparatively high growth rates of the financial service businesses, which are less asset-intensive and consequently carry higher expense to asset ratios.

The efficiency ratio, a performance measurement tool widely used by banks, is defined by the Company as operating expenses (excluding special charges/acquisition expenses, goodwill impairment and intangible amortization) divided by operating income (fully tax-equivalent net interest income plus noninterest income, excluding net securities and debt gains and losses). Lower ratios are often correlated to higher efficiency. In 2008 the efficiency ratio improved 0.6 percentage points to 62.7% due to an 8.5% increase in net interest income and a 16% increase in noninterest income (excluding net securities gains and debt extinguishments costs) having a greater impact than a 9.7% increase in operating expenses. The efficiency ratio for 2007 was 3.4 percentage points higher than the 59.9% ratio for 2006 due to a 12.4% increase in operating expenses having a greater impact than a 0.9% increase in net interest income and a 22% increase in noninterest income (excluding net securities gains and debt extinguishments costs). In 2007, operating income growth was inhibited by the contraction of the net interest margin. In addition, the efficiency ratios for both periods were adversely affected by the growing proportion of financial services activities, which due to the differing nature of their business carry high efficiency ratios.

**Table 7: Operating Expenses**

| (000's omitted) | Years Ended December 31, 2008 | 2007 | 2006 |
|---|---|---|---|
| Salaries and employee benefits | $82,962 | $75,714 | $67,103 |
| Occupancy and equipment | 21,256 | 18,961 | 17,884 |
| Customer processing and communications | 16,831 | 15,691 | 12,934 |
| Amortization of intangible assets | 6,906 | 6,269 | 6,027 |
| Legal and professional fees | 4,565 | 4,987 | 4,593 |
| Office supplies and postage | 5,077 | 4,303 | 4,035 |
| Business development and marketing | 5,288 | 5,420 | 4,251 |
| Foreclosed property | 509 | 382 | 858 |
| Goodwill impairment | 1,745 | 0 | 0 |
| FDIC insurance premiums | 1,678 | 435 | 403 |
| Special charges/acquisition expenses | 1,399 | 382 | 647 |
| Other | 10,346 | 9,530 | 8,468 |
| Total operating expenses | $158,562 | $142,074 | $127,203 |
| | | | |
| Operating expenses/average assets | 3.33% | 3.09% | 2.99% |
| Efficiency ratio | 62.7% | 63.3% | 59.9% |

Salaries and benefits increased $7.2 million or 9.6% in 2008, of which approximately 40% was the result of the four acquisitions in the last two years. Additionally, approximately $2.3 million of the increase can be attributed to annual merit increases, $0.7 million to higher medical costs and the remaining growth to increased headcount, excluding the acquisitions. Salaries and benefits increased $8.6 million or 13% in 2007 primarily due to costs associated with the acquisitions of TLNB, HBT, Elmira and ONB, merit increases and higher medical costs. Total full-time equivalent staff at the end of 2008 was 1,615 compared to 1,453 at December 31, 2007 and 1,352 at the end of 2006.

Medical expenses increased $0.7 million or 14% in 2008 primarily due to a greater number of insured employees as well as increases in the cost of medical care. Medical expenses increased $1.1 million in 2007, or 28%, due to a general rise in the cost of medical care, administration and insurance, as well as a greater number of insured employees. Additional vision and dental coverage was added in 2007 at an incremental cost of $0.2 million to bring the Company's benefit offerings more closely in line with peers. Qualified and nonqualified pension expense decreased $1.7 million in 2008 primarily due to an increase in the discount rate utilized to calculate the pension expense as well as increased returns on assets contributed to the plan in 2007 and 2008. Qualified and nonqualified pension expenses decreased in 2007 principally due to the return on assets for contributions made to the plan in 2007, partially offset by increases in retiree medical expense due to the general rise in the cost of medical care. The three assumptions that have the largest impact on the calculation of annual pension expense are the discount rate utilized, the rate applied to future compensation increases and the expected rate of return on plan assets. See Note K to the financial statements for further information concerning the pension plan. The Company's contribution to the 401(k) Employee Stock Ownership Plan increased $0.7 million in 2008 primarily due to a half percentage point increase in the Company's matching contribution, as well as an increase in employee participation.

Total non-personnel operating expense, excluding one-time acquisition expenses and goodwill impairment, increased $6.5 million or 9.8% in 2008. As displayed in Table 7, this was largely caused by higher occupancy and equipment expense (up $2.3 million), FDIC insurance premiums (up $1.2 million), customer processing and communication expense (up $1.1 million), office supplies and postage (up $0.8 million), other expenses (up $0.8 million), amortization of intangible assets (up $0.6 million), and foreclosed property expenses (up $0.1 million), partially offset by decreases in legal and professional (down $0.4 million), and business development and marketing (down $0.1 million) expenses. During 2007 and the first half of 2008, FDIC premiums were met through the application of a credit balance created in prior years. This credit balance was depleted in the second quarter and resulted in higher FDIC premiums in the third and fourth quarters of 2008. Facility based utilities and maintenance costs increased due to higher energy costs and inclement weather. A portion of the increase in data processing and communications costs reflects the Company's continued investments in strategic technology initiatives and enhancement of its service offerings. A majority of the remaining increase in nonpersonnel operating costs is attributable to $3.4 million of expenses added as a result of the four acquisitions in 2008 and 2007.

The Company continually evaluates all aspects of its operating expense structure and is diligent about identifying opportunities to improve operating efficiencies. Over the last two years, the Company has consolidated three of its branch offices. This realignment will reduce market overlap and further strengthen its branch network, and reflects management's focus on achieving long-term performance improvements through proactive strategic decision making.

Total non-personnel operating expense increased $6.3 million or 10.4% in 2007. As displayed in Table 7, this was largely caused by higher customer processing and communication expense (up $2.8 million), business development and marketing (up $1.2 million), other expenses (up $1.1 million), occupancy and equipment expense (up $1.1 million), legal and professional (up $0.4 million), office supplies and postage (up $0.3 million), and, amortization of intangible assets (up $0.2 million), partially offset by decreases in foreclosed property expenses (down $0.5 million). The increase in data processing and communications costs as well as the increase in business development and marketing expenses reflects the Company's continued investments in strategic technology and business development initiatives to grow and enhance its service offerings. A majority of the remaining increase in nonpersonnel operating costs is attributable to $2.9 million of expenses added as a result of the four acquisitions in 2007 and 2006.

Special charges/acquisition expense totaled $1.4 million in 2008, an increase of $1.0 million from 2007 and relate solely to acquisitions. Special charges/acquisition expenses totaled $0.4 million in 2007, down $0.3 million from $0.6 million in 2006. The 2006 special charge related to early retirement of certain long-service employees and acquisition expenses of $0.3 million. In 2008 the Company recorded a $1.7 million non-cash goodwill impairment charge in the wealth management businesses, a direct result of equity market valuation declines in 2008.

**Income Taxes**

The Company estimates its tax expense based on the amount it expects to owe the respective tax authorities, plus the impact of deferred tax items. Taxes are discussed in more detail in Note I of the Consolidated Financial Statements beginning on page 63. Accrued taxes represent the net estimated amount due or to be received from taxing authorities. In estimating accrued taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions taking into account statutory, judicial and regulatory guidance in the context of the Company's tax position. If the final resolution of taxes payable differs from its estimates due to regulatory determination or legislative or judicial actions, adjustments to tax expense may be required.

The effective tax rate for 2008 increased 13.9 percentage points to 19.0%. There were two notable items during 2008, which impacted the effective tax rate for the year. Upon settlement of open tax years with certain taxing authorities, the Company recorded $1.7 million of previously unrecognized tax benefits, as compared to a $6.9 million benefit recognized in 2007. Additionally, the Company recorded a non-cash goodwill impairment charge related to its wealth management businesses, reducing pre-tax net income. The effective tax rate for 2007 decreased by 18.6 percentage points to 5.1% as a result of the aforementioned $6.9 million benefit related to the settlement and a related change in a position taken on certain previously unrecognized tax positions and a higher proportion of tax exempt income, due in part to the higher debt restructuring charges in 2007.

**Capital**

Shareholders' equity ended 2008 at $544.7 million, up $65.9 million, or 13.8%, from one year earlier. This increase reflects net income of $45.9 million, $8.3 million from the issuance of shares through employee stock plans, $2.0 million from stock based compensation and $49.5 million from a common stock offering. These increases were partially offset by common stock dividends declared of $26.3 million and a $13.6 million decrease in other comprehensive income. The other comprehensive income is comprised of a $2.4 million increase in the market value adjustment ("MVA", represents the after-tax, unrealized change in value of available-for-sale securities in the Company's investment portfolio), a $13.2 million charge based on the funded status of the Company's employee retirement plans, and a $2.8 million decrease in the fair value of interest rate swaps designated as a cash flow hedges. Excluding accumulated other comprehensive income in both 2008 and 2007, capital rose by $79.4 million, or 17%. Shares outstanding increased by 2,999,000 during the year, comprised of 2,530,000 added through the common stock offering in the fourth quarter and 469,000 added through employee stock plans.

Shareholders' equity ended 2007 at $478.8, up $17.3 million, or 3.7% from one year earlier. This increase reflects net income of $42.9 million, $3.3 million from the issuance of shares through employee stock plans, $2.2 million from stock based compensation and a $5.4 million increase in other comprehensive income. These increases were partially offset by common stock dividends declared of $24.5 million and treasury share purchases of $12.0 million. The other comprehensive income is comprised of a $6.0 million increase in the MVA, a $1.2 million benefit based on the funded status of the Company's employee retirement plans, partially offset by a $1.8 million decrease in the fair value of interest rate swaps designated as a cash flow hedges.

The Company's ratio of Tier 1 capital to assets (or tier 1 leverage ratio), the basic measure for which regulators have established a 5% minimum for an institution to be considered "well-capitalized," decreased 55 basis points at year-end 2008 to 7.22%. This was primarily the result of a 6.9% increase in average assets due to the acquisitions of TLNB and the Citizens' branches, as well as organic loan growth, while tangible equity declined 0.7% due to the intangible assets added in association with the two acquisitions made in 2008 (ABG and Citizens' branches). The tangible equity/tangible assets ratio was 4.46% at the end of 2008 versus 5.01% one year earlier. The decline was due to intangible assets from the acquisition of ABG and the Citizens' branches, having a proportionally greater impact on tangible equity than on tangible assets. The Company manages organic and acquired growth in a manner that enables it to continue to build upon its strong capital base, and maintain the Company's ability to take advantage of future strategic growth opportunities.

Cash dividends declared on common stock in 2008 of $26.3 million represented an increase of 7.5% over the prior year. This growth was mostly a result of dividends per share of $0.86 for 2008 increasing from $0.82 in 2007, a result of quarterly dividends per share being raised from $0.21 to $0.22 (+4.8%) in the third quarter of 2008 and from $0.20 to $0.21 (+5.0%) in the third quarter of 2007. Contributing to the increase in the dividend was the 2.5 million shares issued in the common equity offering completed in the fourth quarter of 2008. The dividend payout ratio for this year was 57.3% compared to 57.1% in 2007, and 60.8% in 2006. In 2008 the increase in dividends paid was slightly larger than the 7.1% increase in net income. The change in 2007 is a result of the increase in dividends declared being smaller than the 12% increase in net income.

**Liquidity**

Liquidity risk is measured by the Company's ability to raise cash when needed at a reasonable cost and minimize any loss. The Company must be capable of meeting all obligations to its customers at any time and, therefore, the active management of its liquidity position is critical. Given the uncertain nature of our customers' demands as well as the Company's desire to take advantage of earnings enhancement opportunities, the Company must have available adequate sources of on and off-balance sheet funds that can be acquired in time of need. Accordingly, in addition to the liquidity provided by balance sheet cash flows, liquidity must be supplemented with additional sources such as credit lines from correspondent banks, the Federal Home Loan Bank, and the Federal Reserve Bank. Other funding alternatives may also be appropriate from time to time, including wholesale and retail repurchase agreements, large certificates of deposit, and brokered CD relationships.

The Company's primary approach to measuring liquidity is known as the Basic Surplus/Deficit model. It is used to calculate liquidity over two time periods: first, the amount of cash that could be made available within 30 days (calculated as liquid assets less short-term liabilities as a percentage of total assets); and second, a projection of subsequent cash availability over an additional 60 days. As of December 31, 2008, this ratio was 14.5% and 14.2% for the respective time periods, excluding the Company's capacity to borrow additional funds from the Federal Home Loan Bank and other sources, as compared to the Bank policy that requires a minimum of 7.5%. At December 31, 2008 there is $328 million in additional Federal Home Loan Bank borrowing capacity based on the Company's year-end collateral levels. Additionally, the Company has $13 million in unused capacity at the Federal Reserve Bank and $100 million in unused capacity from unsecured lines of credit with other correspondent banks.

In addition to the 30 and 90-day basic surplus/deficit model, longer-term liquidity over a minimum of five years is measured and a liquidity analysis projecting sources and uses of funds is prepared. To measure longer-term liquidity, a baseline projection of loan and deposit growth for five years is made to reflect how liquidity levels could change over time. This five-year measure reflects ample liquidity for loan growth over the next five years.

Though remote, the possibility of a funding crisis exists at all financial institutions. Accordingly, management has addressed this issue by formulating a Liquidity Contingency Plan, which has been reviewed and approved by both the Board of Directors and the Company's Asset/Liability Management Committee. The plan addresses those actions the Company would take in response to both a short-term and long-term funding crisis.

A short-term funding crisis would most likely result from a shock to the financial system, either internal or external, which disrupts orderly short-term funding operations. Such a crisis should be temporary in nature and would not involve a change in credit ratings. A long-term funding crisis would most likely be the result of drastic credit deterioration at the Company. Management believes that both circumstances have been fully addressed through detailed action plans and the establishment of trigger points for monitoring such events.

## Intangible Assets

The changes in intangible assets by reporting segment for the year ended December 31, 2008 are summarized as follows:

**Table 7a: Intangible Assets**

| | Balance at December 31, 2007 | Additions | Amortization | Impairment | Balance at December 31, 2008 |
|---|---|---|---|---|---|
| **Banking Segment** | | | | | |
| Goodwill | $221,224 | $66,740 | $0 | $0 | $287,964 |
| Other intangibles | 0 | 322 | (170) | 0 | 152 |
| Core deposit intangibles | 19,765 | 8,548 | (5,973) | 0 | 22,340 |
| Total | $240,989 | $75,610 | $(6,143) | $0 | $310,456 |
| | | | | | |
| **Other Segment** | | | | | |
| Goodwill | $13,225 | $1,705 | $0 | $(1,745) | $13,185 |
| Other intangibles | 2,002 | 3,744 | (763) | 0 | 4,983 |
| Total | $15,227 | $5,449 | $(763) | $(1,745) | $18,168 |

Intangible assets at the end of 2008 totaled $328.6 million, an increase of $72.4 million from the prior year-end due to $80.2 million of additional intangible assets arising from the acquisitions of Citizens and ABG, and minor adjustments to the intangible assets from prior acquisitions, offset by $6.8 million of amortization during the year and the $1.7 million charge taken for impairment of goodwill associated with the wealth management businesses.

Intangible assets consist of goodwill, core deposit value and customer relationships arising from acquisitions. Goodwill represents the excess cost of an acquisition over the fair value of the net assets acquired. Goodwill at December 31, 2008 amounted to $301 million, comprised of $288 million related to banking acquisitions and $13 million arising from the acquisition of financial services businesses. Goodwill is subjected to periodic impairment analysis to determine whether the carrying value of the acquired net assets exceeds their fair value, which would necessitate a write-down of the goodwill. The Company completed its goodwill impairment analyses during the first quarters of 2008 and 2007 and no adjustments were necessary on the whole bank and branch acquisitions. The impairment analysis was based upon discounted cash flow modeling techniques that require management to make estimates regarding the amount and timing of expected future cash flows. It also requires them to select a discount rate that reflects the current return requirements of the market in relation to present risk-free interest rates, required equity market premiums and company-specific risk indicators. Management believes that there is a low probability of future impairment with regard to the goodwill associated with whole-bank and branch acquisitions.

The performance of Nottingham (previously Elias Asset Management) weakened subsequent to its acquisition in 2000 as a result of adverse market conditions. Its operating performance stabilized in 2006 and improved in 2007 and early 2008, however, significant declines in the equity markets experienced in 2008 resulted in meaningful revenue declines. As a result management determined that a triggering event had occurred and therefore the Nottingham goodwill was tested for impairment during the fourth quarter of 2008. Based on the goodwill valuation performed in the fourth quarter of 2008 the Company recognized an impairment charge and wrote down the carrying value of the goodwill by $1.7 million to $5.6 million. Additional declines in Nottingham's operating results may cause future impairment to its remaining goodwill balance.

Core deposit intangibles represent the value of non-time deposits acquired in excess of funding that could have been purchased in the capital markets. Core deposit intangibles are amortized on either an accelerated or straight-line basis over periods ranging from seven to twenty years. The recognition of customer relationship intangibles arose due to the acquisitions of ABG, HBT and Harbridge. These assets were determined based on a methodology that calculates the present value of the projected future net income derived from the acquired customer base. These assets are being amortized on an accelerated basis over periods ranging from ten to twelve years.

## Loans

The Company's loans outstanding, by type, as of December 31 are as follows:

**Table 8: Loans Outstanding**

| (000's omitted) | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| Consumer mortgage | $1,062,943 | $977,553 | $912,505 | $815,463 | $801,069 |
| Business lending | 1,058,846 | 984,780 | 960,034 | 819,605 | 831,244 |
| Consumer installment | 1,014,351 | 858,722 | 829,019 | 776,701 | 726,107 |
| Gross loans | 3,136,140 | 2,821,055 | 2,701,558 | 2,411,769 | 2,358,420 |
| Allowance for loans | 39,575 | 36,427 | 36,313 | 32,581 | 31,778 |
| Loans, net of allowance for loan losses | $3,096,565 | $2,784,628 | $2,665,245 | $2,379,188 | $2,326,642 |

As disclosed in Table 8 above, gross loans outstanding reached a record level of $3.1 billion as of year-end 2008, up $315.1 million or 11.2% compared to twelve months earlier. The acquisition of the Citizens branches accounted for $110.8 million of the growth. Excluding the impact of the Citizens branch and TLNB acquisitions, total loans rose $196.0 million or 7.1%. The organic loan growth was produced in the business lending, consumer mortgage and consumer installment portfolios.

The compounded annual growth rate ("CAGR") for the Company's total loan portfolio between 2004 and 2008 was 7.4% comprised of approximately 4.4% organic growth, with the remainder coming from acquisitions. The greatest overall expansion occurred in the consumer installment segment, which grew at an 8.7% CAGR (including the impact of acquisitions) over that time frame. Consumer installment loans consist of home equity and personal loans as well as borrowings originated in automobile, marine and recreational vehicle dealerships. The consumer mortgage segment grew at a compounded annual growth rate of 7.3% from 2004 to 2008. The consumer mortgage growth was primarily driven by record mortgage refinancing volumes over the last five years, as well as the acquisition of consumer-oriented banks and branches in that time period. The business lending segment grew at a compounded annual growth rate of 6.3% from 2004 to 2008.

The weighting of the components of the Company's loan portfolio enables it to be highly diversified. Approximately 66% of loans outstanding at the end of 2008 were made to consumers borrowing on an installment, line of credit or residential mortgage loan basis. The business lending portfolio is also broadly diversified by industry type as demonstrated by the following distributions at year-end 2008: commercial real estate (26%), healthcare (10%), general services (9%), retail trade (7%), construction (6%), agriculture (7%), manufacturing (6%), motor vehicle and parts dealers (5%), restaurant & lodging (6%), and wholesale trade (4%). A variety of other industries with less than a 4% share of the total portfolio comprise the remaining 14%.

The consumer mortgage portion of the Company's loan portfolio is comprised of fixed (95%) and adjustable rate (5%) residential lending. Consumer mortgages increased $85.4 million or 8.7% in 2008. Excluding the impact of the Citizens branch, and TLNB acquisitions, the consumer mortgage portfolio was up $69.2 million or 7.2% in 2008. Consumer mortgage growth increased over the last year in part due to heightened refinancing activity due to a decline in long-term interest rates. The consumer real estate portfolio does not include exposure to subprime, Alt-A, or other higher-risk mortgage products. The Company's solid performance during a tumultuous period in the overall industry is a reflection of the stable, low-risk profile of its portfolio and its ability to successfully meet customer needs at a time when some national mortgage lenders are restricting their lending activities in many of the Company's markets. Interest rates and expected duration continue to be the most significant factors in determining whether the Company chooses to retain versus sell and service portions of its new mortgage production.

The combined total of general-purpose business lending, including agricultural-related and dealer floor plans, as well as mortgages on commercial property is characterized as the Company's business lending activity. The business-lending portfolio increased $74.1 million or 7.5% in 2008. Excluding the impact of the Citizens branch and TLNB acquisitions, this segment increased $43.9 million or 4.6% as compared to the prior year. The organic growth generated in 2008 was contributed by every major product line within business lending. The intensity of competition the Company faces in some of its markets has eased somewhat due to a portion of the banks reducing their lending participation due to liquidity and capital restraints they may be facing. The Company maintains its commitment to generating growth in its business portfolio in a manner that adheres to its twin goals of maintaining strong asset quality and producing profitable margins. The Company has continued to invest in additional personnel, technology and business development resources to further strengthen its capabilities in this key business segment.

Consumer installment loans, both those originated directly (such as personal loans and home equity loans and lines of credit), and indirectly (originated predominantly in automobile, marine and recreational vehicle dealerships), rose $155.6 million or 18.1% from one year ago. Excluding the impact of the Citizens branch and TLNB acquisitions, this segment increased $82.9 million or 9.7%. Declines in manufacturer production and industry sale projections indicate continued weakness in the new vehicle market which has created demand in late model used and program car inventories, segments in which the Company is an active participant. Past business development efforts have created opportunities to strategically expand the Company's share of the market, helping drive productive growth in this portfolio. The Company will continue to focus more of its efforts on maintaining the solid profitability produced by its in-market and contiguous indirect portfolio, while striving to expand its dealer network modestly.

The following table shows the maturities and type of interest rates for business and construction loans as of December 31, 2008:

**Table 9: Maturity Distribution of Business and Construction Loans [1]**

| (000's omitted) | Maturing in One Year or Less | Maturing After One but Within Five Years | Maturing After Five Years |
|---|---|---|---|
| Commercial, financial and agricultural | $367,874 | $518,325 | $145,769 |
| Real estate – construction | 26,878 | 0 | 0 |
| Total | $394,752 | $518,325 | $145,769 |
| | | | |
| Fixed or predetermined interest rates | $173,240 | $348,033 | $49,734 |
| Floating or adjustable interest rates | 221,512 | 170,292 | 96,035 |
| Total | $394,752 | $518,325 | $145,769 |

[1] Scheduled repayments are reported in the maturity category in which the payment is due.

## Asset Quality

The following table presents information concerning nonperforming assets as of December 31:

**Table 10: Nonperforming Assets**

| (000's omitted) | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| Nonaccrual loans | $11,122 | $7,140 | $10,107 | $10,857 | $11,798 |
| Accruing loans 90+ days delinquent | 553 | 622 | 1,207 | 1,075 | 1,158 |
| Restructured loans | 1,004 | 1,126 | 1,275 | 1,375 | 0 |
| Total nonperforming loans | 12,679 | 8,888 | 12,589 | 13,307 | 12,956 |
| Other real estate | 1,059 | 1,007 | 1,838 | 1,048 | 1,645 |
| Total nonperforming assets | $13,738 | $9,895 | $14,427 | $14,355 | $14,601 |
| | | | | | |
| Allowance for loan losses / total loans | 1.26% | 1.29% | 1.34% | 1.35% | 1.35% |
| Allowance for loan losses / nonperforming loans | 312% | 410% | 288% | 245% | 245% |
| Nonperforming loans / total loans | 0.40% | 0.32% | 0.47% | 0.55% | 0.55% |
| Nonperforming assets / total loans and other real estate | 0.44% | 0.35% | 0.53% | 0.59% | 0.62% |

The Company places a loan on nonaccrual status when the loan becomes ninety days past due or sooner, if management concludes collection of interest is doubtful, except when, in the opinion of management, it is well-collateralized and in the process of collection. As shown in Table 10 above, nonperforming loans, defined as nonaccruing loans, accruing loans 90 days or more past due and restructured loans ended 2008 at $12.7 million, up approximately $3.8 million from one year earlier and consistent with the 2006 level. The ratio of nonperforming loans to total loans increased eight basis points from the prior year to 0.40%. The ratio of nonperforming assets (which includes other real estate owned, or "OREO", in addition to nonperforming loans) to total loans plus OREO increased to 0.44% at year-end 2008, up nine basis points from one year earlier. The Company's success at keeping these ratios at favorable levels despite deteriorating economic conditions was the result of continued focus on maintaining strict underwriting standards, and enhanced collection and recovery efforts. Had nonaccrual loans for the year ended December 31, 2008 been current in accordance with their original terms, additional interest income of approximately $0.8 million would have been recorded. At year-end 2008, the Company was managing 18 OREO properties with a value of $1.1 million, as compared to 14 OREO properties with a value of $1.0 million a year earlier. No single property has a carrying value in excess of $225,000. This trend also reflects the low level of foreclosure activity in the Company's markets and its specific portfolio in comparison to national markets.

Total delinquencies, defined as loans 30 days or more past due or in nonaccrual status, finished the current year at 1.43% of total loans outstanding versus 1.10% at the end of 2007. As of year-end 2008, total delinquency ratios for commercial loans, consumer loans, and real estate mortgages were 1.73%, 1.27%, and 1.28%, respectively. These measures were 1.05%, 1.22% and 1.04%, respectively, as of December 31, 2007. Delinquency levels, particularly in the 30 to 89 days category, tend to be somewhat volatile due to their measurement at a point in time, and therefore management believes that it is useful to evaluate this ratio over a longer period. The average quarter-end delinquency ratio for total loans in 2008 was 1.20%, as compared to an average of 1.04% in 2007 and 1.24% in 2006.

The changes in the allowance for loan losses for the last five years is as follows:

**Table 11: Allowance for Loan Loss Activity**

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| (000's omitted except for ratios) | 2008 | 2007 | 2006 | 2005 | 2004 |
| Allowance for loan losses at beginning of period | $36,427 | $36,313 | $32,581 | $31,778 | $29,095 |
| *Charge-offs:* | | | | | |
| Business lending | 2,516 | 1,088 | 3,787 | 2,639 | 3,621 |
| Consumer mortgage | 235 | 387 | 344 | 522 | 535 |
| Consumer installment | 6,325 | 4,965 | 5,902 | 8,071 | 7,624 |
| Total charge-offs | 9,076 | 6,440 | 10,033 | 11,232 | 11,780 |
| *Recoveries:* | | | | | |
| Business lending | 478 | 844 | 930 | 730 | 871 |
| Consumer mortgage | 184 | 86 | 107 | 142 | 48 |
| Consumer installment | 2,675 | 2,873 | 2,925 | 2,629 | 2,437 |
| Total recoveries | 3,337 | 3,803 | 3,962 | 3,501 | 3,356 |
| Net charge-offs | 5,739 | 2,637 | 6,071 | 7,731 | 8,424 |
| Provision for loan losses | 6,730 | 2,004 | 6,585 | 8,534 | 8,750 |
| Allowance on acquired loans (1) | 2,157 | 747 | 3,218 | 0 | 2,357 |
| Allowance for loan losses at end of period | $39,575 | $36,427 | $36,313 | $32,581 | $31,778 |
| Amount of loans outstanding at end of period | $3,136,140 | $2,821,055 | $2,701,558 | $2,411,769 | $2,358,420 |
| Daily average amount of loans (net of unearned discount) | 2,934,790 | 2,743,804 | 2,514,173 | 2,374,832 | 2,264,791 |
| Net charge-offs / average loans outstanding | 0.20% | 0.10% | 0.24% | 0.33% | 0.37% |

(1) This reserve addition is attributable to loans acquired from Citizens in 2008, TLNB in 2007, Elmira and ONB in 2006, and First Heritage Bank in 2004.

As displayed in Table 11 above, total net charge-offs in 2008 were $5.7 million, up $3.1 million from the prior year, principally due to higher levels of charge-offs in the business lending and consumer installment portfolios, partially offset by a decrease in the consumer mortgage portfolio. Net charge-offs in 2007 were $3.4 million below 2006's level, principally due to significantly improved results in the business-lending and consumer installment portfolios, partially offset by a slight increase in consumer mortgage net charge-offs.

Due to the significant increases in average loan balances over time due to acquisition and organic growth, management believes that net charge-offs as a percent of average loans ("net charge-off ratio") offers a more meaningful representation of asset quality trends. The net charge-off ratio for 2008 was up ten basis points from 2007's historically low level of 0.10%. Recovery performance remained strong in 2008. Gross charge-offs as a percentage of average loans was 0.31% in 2008 as compared to 0.23 in 2007 and 0.40% in 2006. Continued strong recovery efforts were evidenced by recoveries of $3.3 million in 2008, representing 43% of average gross charge-offs for the latest two years, compared to 46% in 2007 and 37% in 2006.

Business loan net charge-offs increased in 2008, totaling $2.0 million or 0.20% of average business loans outstanding versus $0.2 million or 0.03% in 2007. The higher net charge-off ratio in 2008 was primarily attributable to two specific commercial relationships. Consumer installment loan net charge-offs increased to $3.7 million this year from $2.1 million in 2007, increasing the 2008 net charge-off ratio 15 basis points to 0.40%. Consumer mortgage net charge-offs decreased $0.2 million to $0.1 million in 2008, and the net charge-off ratio declined two basis points to 0.01%.

Management continually evaluates the credit quality of the Company's loan portfolio and conducts a formal review of the allowance for loan loss adequacy on a quarterly basis. The two primary components of the loan review process that are used to determine proper allowance levels are specific and general loan loss allocations. Measurement of specific loan loss allocations is typically based on expected future cash flows, collateral values and other factors that may impact the borrower's ability to pay. Impaired loans greater than $0.5 million are evaluated for specific loan loss allocations, as defined in SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, as amended. Consumer mortgages and consumer installment loans are considered smaller balance homogeneous loans and are evaluated collectively. The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts according to the contractual terms of the loan agreement or the loan is delinquent 90 days or more.

The second component of the allowance establishment process, general loan loss allocations, is composed of two calculations that are computed on the four main loan segments: business lending, consumer direct, consumer indirect and residential real estate. The first calculation determines an allowance level based on the latest three years of historical net charge-off data for each loan category (commercial loans exclude balances with specific loan loss allocations). The second calculation is qualitative and takes into consideration five major factors affecting the level of loan loss risk: portfolio risk migration patterns (internal credit quality trends); the growth of the segments of the loan portfolio; economic and business environment trends in the Company's markets (includes review of bankruptcy, unemployment, population, consumer spending and regulatory trends); industry, geographical and product concentrations in the portfolio; and the perceived effectiveness of managerial resources and lending practices and policies. The allowance levels computed from the specific and general loan loss allocation methods are combined with unallocated reserves, if any, to derive the required allowance for loan loss to be reflected on the Consolidated Statement of Condition.

The loan loss provision is calculated by subtracting the previous period allowance for loan loss, net of the interim period net charge-offs, from the current required allowance level. This provision is then recorded in the income statement for that period. Members of senior management and the Loan/ALCO Committee of the Board of Directors review the adequacy of the allowance for loan loss quarterly. Management is committed to continually improving the credit assessment and risk management capabilities of the Company and has dedicated the resources necessary to ensure advancement in this critical area of operations.

The allowance for loan loss increased to $39.6 million at year-end 2008 from $36.4 million at the end of 2007. The $3.1 million increase was primarily due to the $110 million additional loans from the Citizens branch acquisition as well as $196 million of organic loan growth. The allowance level was also impacted by the increased proportion of low-risk consumer mortgage and home equity loans in the overall loan portfolio, as a result of both organic and acquired growth. The ratio of the allowance for loan loss to total loans decreased three basis points to 1.26% for year-end 2008 as compared to 1.29% for 2007 and 1.34% for 2006 primarily due to stable underlying credit profile of our balanced portfolios. Management believes the year-end 2008 allowance for loan losses to be adequate in light of the probable losses inherent in the Company's loan portfolio.

The loan loss provision of $6.7 million in 2008 increased by $4.7 million as a result of the growth in the loan portfolio and management's assessment of the probable losses in the loan portfolio, as discussed above. The loan loss provision as a percentage of average loans was 0.23% in 2008 as compared to 0.07% in 2007 and 0.26% in 2006. The loan loss provision was 117% of net charge-offs this year versus 76% in 2007 and 108% in 2006, reflective of the current economic conditions.

The following table sets forth the allocation of the allowance for loan losses by loan category as of the dates indicated, as well as the percentage of loans in each category to total loans. This allocation is based on management's assessment, as of a given point in time, of the risk characteristics of each of the component parts of the total loan portfolio and is subject to changes when the risk factors of each component part change. The allocation is not indicative of either the specific amounts of the loan categories in which future charge-offs may be taken, nor should it be taken as an indicator of future loss trends. The allocation of the allowance to each category does not restrict the use of the allowance to absorb losses in any category.

**Table 12: Allowance for Loan Losses by Loan Type**

| | 2008 | | 2007 | | 2006 | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|---|---|---|---|
| (000's omitted except for ratios) | Allowance | Loan Mix | Allowance | Loan Mix | Allowance | Loan Mix | Allowance | Loan Mix | Allowance | Loan Mix |
| Consumer mortgage | $3,298 | 33.9% | $3,843 | 34.7% | $3,519 | 33.8% | $2,991 | 33.8% | $1,810 | 34.0% |
| Business lending | 18,750 | 33.8% | 17,284 | 34.9% | 17,700 | 35.5% | 15,917 | 34.0% | 16,439 | 35.2% |
| Consumer installment | 12,226 | 32.3% | 8,260 | 30.4% | 10,258 | 30.7% | 12,005 | 32.2% | 11,487 | 30.8% |
| Unallocated | 5,301 | | 7,040 | | 4,836 | | 1,668 | | 2,042 | |
| Total | $39,575 | 100.0% | $36,427 | 100.0% | $36,313 | 100.0% | $32,581 | 100.0% | $31,778 | 100.0% |

As demonstrated in Table 12 above and discussed previously, business lending by its nature carries higher credit risk than consumer mortgage or consumer installment loans, and as a result a disproportionate amount of the allowance for loan losses is deemed necessary for this portfolio. As in prior years, the unallocated allowance is maintained for inherent losses in the portfolio not reflected in the historical loss ratios, model imprecision, and for the acquired loan portfolios, including the 18 branch banking centers acquired from Citizens (in 2008) and TLNB (in 2007). The unallocated allowance decreased from $7.0 million in 2007 to $5.3 million in 2008.

**Funding Sources**

The Company utilizes a variety of funding sources to support the earning asset base as well as to achieve targeted growth objectives. Overall funding is comprised of three primary sources that possess a variety of maturity, stability, and price characteristics: deposits of individuals, partnerships and corporations (IPC deposits); collateralized municipal deposits (public funds); and external borrowings.

The average daily amount of deposits and the average rate paid on each of the following deposit categories are summarized below for the years indicated:

**Table 13: Average Deposits**

| | 2008 | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|
| (000's omitted, except rates) | Average Balance | Average Rate Paid | Average Balance | Average Rate Paid | Average Balance | Average Rate Paid |
| Noninterest checking deposits | $581,271 | 0.00% | $566,981 | 0.00% | $567,500 | 0.00% |
| Interest checking deposits | 508,076 | 0.43% | 440,855 | 0.58% | 346,618 | 0.44% |
| Regular savings deposits | 458,270 | 0.44% | 457,681 | 0.83% | 465,058 | 0.76% |
| Money market deposits | 398,306 | 1.72% | 329,911 | 2.20% | 337,560 | 2.00% |
| Time deposits | 1,360,275 | 3.82% | 1,457,768 | 4.39% | 1,348,167 | 3.69% |
| Total deposits | $3,306,198 | 1.91% | $3,253,196 | 2.39% | $3,064,903 | 2.01% |

As displayed in Table 13 above, total average deposits for 2008 equaled $3.31 billion, up $53.0 million or 1.6% from the prior year. Excluding the average deposits acquired from the Citizens branch and TLNB acquisitions, average deposits decreased $49.8 million or 1.6%. Consistent with the Company's focus on expanding core account relationships and reducing higher cost time deposits, average core product relationships grew $150.5 million or 8.4% as compared to December 31, 2007 while time deposits were allowed to decline $97.5 million or 6.7%. Average deposits in 2007 were up $188.3 million or 6.1% from 2006. Excluding the average deposits acquired from TLNB, ONB and Elmira, average deposits increased $17.5 million or 0.6%.

The Company's funding composition continues to benefit from a high level of non-public deposits, which reached an all-time high in 2008 with an average balance of $3.08 billion, an increase of $43.8 million or 1.4% over the comparable 2007 period. The Citizens branch and TLNB acquisitions accounted for $94.5 million of additional non-public deposits. Non-public deposits are frequently considered to be a bank's most attractive source of funding because they are generally stable, do not need to be collateralized, have a relatively low cost, and provide a strong customer base for which a variety of loan, deposit and other financial service-related products can be sold.

Full-year average deposits of local municipalities increased $9.2 million or 4.2% during 2008, with the Citizens branch and TLNB acquisitions accounting for $8.3 million of the growth in municipal deposits and the remaining increase derived from organic deposit growth. Municipal deposit balances tend to be more volatile than non-public deposits because they are heavily impacted by the seasonality of tax collection and fiscal spending patterns, as well as the longer-term financial position of the government entities, which can change significantly from year to year. The Company is required to collateralize all local government deposits in excess of FDIC coverage with marketable securities from its investment portfolio. Because of this stipulation, as well as the competitive bidding nature of this product, management considers municipal time deposit funding to be similar to external borrowings and thus prices these products on a consistent basis.

The mix of average deposits in 2008 changed slightly in comparison to 2007. The weighting of non-time (interest checking, noninterest checking, savings and money market accounts) increased from their 2007 levels, while, time deposits weighting decreased. This change in deposit mix reflects the Company's focus on expanding core account relationships and reducing higher cost time deposits. The average balance for time deposit accounts decreased from 44.8% of the total deposits in 2007 to 41.1% of total deposits this year. Average core deposit balances increased from 55.2% of the total deposits in 2007 to 58.9% of total deposits this year. This shift in mix, combined with lower average interest rates in all interest-bearing deposit product categories caused the cost of interest bearing deposits to decline to 2.31% in 2008, as compared to 2.89% in 2007 and 2.46% in 2006.

The remaining maturities of time deposits in amounts of $100,000 or more outstanding as of December 31 are as follows:

**Table 14: Time Deposit > $100,000 Maturities**

| (000's omitted) | 2008 | 2007 |
|---|---|---|
| Less than three months | $114,842 | $84,586 |
| Three months to six months | 82,037 | 53,741 |
| Six months to one year | 67,924 | 73,534 |
| Over one year | 64,516 | 69,155 |
| Total | $329,319 | $281,016 |

External borrowings are defined as funding sources available on a national market basis, generally requiring some form of collateralization. Borrowing sources for the Company include the Federal Home Loan Bank of New York and Federal Reserve Bank of New York, as well as access to the repurchase market through established relationships with primary market security dealers. The Company also had approximately $102 million in fixed and floating-rate subordinated debt outstanding at the end of 2008 that is held by unconsolidated subsidiary trusts. In the first quarter of 2008, the Company elected to redeem early $25 million of variable-rate trust preferred securities. The Company also elected to redeem early $30 million of fixed-rate trust preferred securities in January 2007. In December 2006, the Company completed a sale of $75 million of trust preferred securities. The securities mature on December 15, 2036 and carry an annual rate equal to the three-month LIBOR rate plus 1.65%. The Company used the net proceeds of the offering for general corporate purposes including the early call of the $30 million of fixed-rate trust preferred securities. At the time of the offering, the Company also entered into an interest rate swap agreement to convert the variable rate trust preferred securities into a fixed rate obligation for a term of five years at a fixed rate of 6.43%.

External borrowings averaged $902 million or 21% of total funding sources for all of 2008 as compared to $821 million or 20% of total funding sources for 2007. The increase in this ratio was primarily attributable to the need to supplement the funding of strong organic loan growth and provide temporary financing for investment purchases made in advance of the significant amount of liquidity that was provided by the Citizens branch acquisition, as well as the funding of acquisitions with cash over the past two years. As shown in Table 15 on page 36, at year-end 2008, $415 million or 48% of external borrowings had remaining terms of one year or less, down from $486 million or 52% at December 31, 2007 and up considerably from the $186 million or 23% at the end of 2006. This change in external funding mix is primarily the result of a $200 million short-term leverage strategy entered into in the third quarter of 2007 funded with certain callable debt obligations classified as short-term, reduced utilization of Fed Funds purchased and the early redemption of trust preferred obligations.

As displayed in Table 4 on page 22, the overall mix of funding has shifted in 2008. The percentage of funding derived from deposits decreased to 79% in 2008 from 80% in 2007 and 82% in 2006. Average FHLB borrowings increased during 2008 in order to supplement the funding of strong organic loan growth and provide temporary financing for investment purchases made in advance of the significant amount of liquidity that was provided by the Citizens branch acquisition. In addition, drastically lower short-term external borrowing rates in the latter part of 2008 made this funding alternative more attractive in comparison to other sources such as time deposits, a very different environment than that experienced in 2006 and 2007. In 2007, the Company took advantage of improving spreads between short-term convertible advances and certain short-term investment opportunities. This strategy not only produced positive net interest income, but it also served to demonstrate the Company's ability to freely access liquidity sources despite tightened credit market conditions. At December 31, 2008 external borrowings declined $67 million from the end of the prior year, as a portion of the new liquidity from the branch acquisition was used to eliminate short-term obligations.

The following table summarizes the outstanding balance of short-term borrowings of the Company as of December 31:

**Table 15: Short-term Borrowings**

| (000's omitted, except rates) | 2008 | 2007 | 2006 |
|---|---|---|---|
| Federal funds purchased | $ 0 | $27,285 | $ 0 |
| Term borrowings at banks | | | |
| 90 days or less | 3,500 | 17,972 | 20,300 |
| Over 90 days | 411,476 | 415,000 | 135,000 |
| Commercial loans sold with recourse | 6 | 8 | 143 |
| Capital lease obligation | 40 | 37 | 0 |
| Subordinated debt held by unconsolidated subsidiary trusts | 0 | 25,774 | 30,928 |
| Balance at end of period | $415,022 | $486,076 | $186,371 |
| | | | |
| Daily average during the year | $450,780 | $257,874 | $144,043 |
| Maximum month-end balance | $631,979 | $486,076 | $192,000 |
| Weighted-average rate during the year | 3.95% | 4.13% | 3.83% |
| Weighted-average year-end rate | 4.05% | 4.35% | 4.90% |

The following table shows the maturities of various contractual obligations as of December 31, 2008:

**Table 16: Maturities of Contractual Obligations**

| (000's omitted) | Maturing Within One Year Or Less | Maturing After One Year but Within Three Years | Maturing After Three Years but Within Five Years | Maturing After Five Years | Total |
|---|---|---|---|---|---|
| Federal Home Loan Bank advances | $414,976 | $26,703 | $791 | $318,000 | $760,470 |
| Subordinated debt held by unconsolidated subsidiary trusts | 0 | 0 | 0 | 101,975 | 101,975 |
| Commercial loans sold with recourse | 6 | 18 | 12 | 0 | 36 |
| Purchase obligations, primarily premises and equipment | 1,916 | 0 | 0 | 0 | 1,916 |
| Capital lease obligation | 40 | 12 | 0 | 0 | 52 |
| Operating leases | 3,851 | 6,355 | 4,508 | 6,112 | $20,826 |
| Total | $420,789 | $33,088 | $5,311 | $426,087 | $885,275 |

## Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to customers, generally having fixed expiration dates or other termination clauses that may require payment of a fee. These commitments consist principally of unused commercial and consumer credit lines. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of an underlying contract with a third party. The credit risks associated with commitments to extend credit and standby letters of credit are essentially the same as that involved with extending loans to customers and are subject to normal credit policies. Collateral may be obtained based on management's assessment of the customer's creditworthiness. The fair value of these commitments is immaterial for disclosure in accordance with FASB Interpretation No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*".

The contract amount of these off-balance sheet financial instruments as of December 31 is as follows:

**Table 17: Off-Balance Sheet Financial Instruments**

| (000's omitted) | 2008 | 2007 |
|---|---|---|
| Commitments to extend credit | $523,017 | $482,517 |
| Standby letters of credit | 13,209 | 10,121 |
| Total | $536,226 | $492,638 |

## Investments

The objective of the Company's investment portfolio is to hold low-risk, high-quality earning assets that provide favorable returns and provide another effective tool to actively manage its asset/liability position in order to maximize future net interest income opportunities. This must be accomplished within the following constraints: (a) implementing certain interest rate risk management strategies which achieve a relatively stable level of net interest income; (b) providing both the regulatory and operational liquidity necessary to conduct day-to-day business activities; (c) considering investment risk-weights as determined by the regulatory risk-based capital guidelines; and (d) generating a favorable return without undue compromise of the other requirements.

As displayed in Table 18 below, the book value of the Company's investment portfolio remained at $1.375 billion at year-end 2008. Average investment balances including cash equivalents (book value basis) for 2008 decreased $47.2 million or 3.4% versus the prior year. Investment interest income in 2008 was $5.1 million or 6.1% lower than the prior year as a result of the lower average balances in the portfolio and a 17 basis point decrease in the average investment yield from 5.98% to 5.81% primarily due to the reinvestment of cash flows of higher yielding securities into similar products at lower yields based on current market conditions.

During 2006, the investment portfolio continued to decline due to the contractual runoff of securities. Cash flows from the maturing securities were used to pay down short-term borrowings and the excess were invested in short-term interest bearing cash equivalents, as the long-term investments alternatives were not attractive in the then flat yield curve environment. In the second half of 2007, the Company took advantage of certain investment opportunities to increase the portfolio through a short-term leverage strategy. This strategy produced positive net interest income and served to demonstrate the Company's ability to freely access liquidity sources despite tightened credit market conditions. As of December 31, 2007, the expected life-to-maturity of the portfolio was 4.9 years versus 4.7 years as of December 31, 2006. In 2008 cash flows from maturing investments were used to fund loan growth rather than be reinvested at unfavorable market rates in the first half of the year. In the latter half of the year, the Company took advantage of favorable market conditions to purchase investments in advance of the liquidity provided by the Citizens branch acquisition in November 2008.

The investment portfolio has limited credit risk due to the composition continuing to heavily favor U.S. Agency debentures, U.S. Agency mortgage-backed pass-throughs, U.S. Agency CMOs and municipal bonds. The U. S. Agency debentures, U.S. Agency mortgage-backed pass-throughs and U.S. Agency CMOs are all AAA-rated (highest possible rating). The majority of the municipal bonds are AAA-rated. The portfolio does not include any private label mortgage backed securities (MBSs) or private label collateralized mortgage obligations (CMOs).

Included in the available for sale portfolio are pooled trust preferred securities with a current par value of $74.4 million and unrealized losses of $22.7 million at December 31, 2008. The underlying collateral of these assets are principally trust-preferred securities of smaller regional banks and insurance companies. The Company's securities are in the super senior, cash flow tranche of the pools. All other tranches in these pools will incur losses before this tranche is impacted. The market for these securities at December 31, 2008 is not active and markets for similar securities are also not active. The inactivity was evidenced first by a significant widening of the bid-ask spread in the brokered markets in which these securities trade and then by a significant decrease in the volume of trades relative to historical levels. The fair value of these securities was based on a discounted cash flow model using market estimates of interest rates and volatility, as well as, observable quoted prices for similar assets in markets that have not been active. These assumptions may have a significant effect on the reported fair values. The use of different assumptions, as well as, changes in market conditions, could result in materially different fair values. The Company has the intent and ability to hold these securities to recovery or maturity and does not consider these investments to be other-than temporarily impaired as of December 31, 2008. In determining if unrealized losses are other-than-temporary, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, any external credit ratings and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value. Subsequent changes in market or credit conditions could change those evaluations.

Ninety-four percent of the investment portfolio was classified as available-for-sale at year-end 2008 versus 90% at the end of 2007. The net pre-tax market value gain over book value for the available-for-sale portfolio as of December 31, 2008 was $20.0 million, up $2.8 million from one year earlier. This increase is indicative of the interest rate movements during the respective time periods and the changes in the size and composition of the portfolio.

The following table sets forth the amortized cost and market value for the Company's investment securities portfolio:

**Table 18: Investment Securities**

| | 2008 | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|
| (000's omitted) | Amortized Cost/Book Value | Fair Value | Amortized Cost/Book Value | Fair Value | Amortized Cost/Book Value | Fair Value |
| *Held-to-Maturity Portfolio:* | | | | | | |
| U.S. Treasury and agency securities | $61,910 | $64,268 | $127,055 | $127,382 | $127,200 | $124,020 |
| Obligations of state and political subdivisions | 15,784 | 16,004 | 6,207 | 6,289 | 7,242 | 7,257 |
| Other securities | 3,196 | 3,196 | 3,988 | 3,988 | 11,417 | 11,417 |
| Total held-to-maturity portfolio | 80,890 | 83,468 | 137,250 | 137,659 | 145,859 | 142,694 |
| | | | | | | |
| *Available-for-Sale Portfolio:* | | | | | | |
| U.S. Treasury and agency securities | 382,301 | 411,783 | 432,832 | 438,526 | 372,706 | 370,787 |
| Obligations of state and political subdivisions | 538,008 | 547,939 | 532,431 | 543,963 | 502,677 | 514,647 |
| Corporate debt securities | 35,596 | 35,152 | 40,457 | 40,270 | 35,603 | 35,080 |
| Collateralized mortgage obligations | 25,464 | 25,700 | 34,451 | 34,512 | 43,768 | 43,107 |
| Pooled trust preferred securities | 72,535 | 49,865 | 73,089 | 72,300 | 0 | 0 |
| Mortgage-backed securities | 188,560 | 192,054 | 72,655 | 73,525 | 76,266 | 75,181 |
| Subtotal | 1,242,464 | 1,262,493 | 1,185,915 | 1,203,096 | 1,031,020 | 1,038,802 |
| Federal Home Loan Bank common stock | 38,056 | 38,056 | 39,770 | 39,770 | 32,717 | 32,717 |
| Federal Reserve Bank common stock | 12,383 | 12,383 | 10,582 | 10,582 | 10,582 | 10,582 |
| Other equity securities | 1,189 | 1,189 | 1,174 | 1,174 | 1,311 | 1,311 |
| Total available-for-sale portfolio | 1,294,092 | 1,314,121 | 1,237,441 | 1,254,622 | 1,075,630 | 1,083,412 |
| | | | | | | |
| Net unrealized gain on available-for-sale portfolio | 20,029 | 0 | 17,181 | 0 | 7,782 | 0 |
| Total | $1,395,011 | $1,397,589 | $1,391,872 | $1,392,281 | $1,229,271 | $1,226,106 |

The following table sets forth as of December 31, 2008, the maturities of investment securities and the weighted-average yields of such securities, which have been calculated on the cost basis, weighted for scheduled maturity of each security:

**Table 19: Maturities of Investment Securities**

| (000's omitted, except rates) | Maturing Within One Year or Less | Maturing After One Year but Within Five Years | Maturing After Five Years but Within Ten Years | Maturing After Ten Years | Total Amortized Cost/Book Value |
|---|---|---|---|---|---|
| *Held-to-Maturity Portfolio:* | | | | | |
| U.S. Treasury and agency securities | $0 | $34,655 | $27,255 | $0 | $61,910 |
| Obligations of state and political subdivisions | 11,498 | 4,148 | 138 | 0 | 15,784 |
| Other securities | 0 | 64 | 36 | 3,096 | 3,196 |
| Held-to-maturity portfolio | $11,498 | $38,867 | $27,429 | $3,096 | $80,890 |
| Weighted-average yield [1] | 3.54% | 4.47% | 6.10% | 4.49% | 4.89% |
| *Available-for-Sale Portfolio:* | | | | | |
| U.S. Treasury and agency securities | $11,005 | $101,922 | $192,554 | $76,820 | $382,301 |
| Obligations of state and political subdivisions | 17,872 | 131,839 | 214,250 | 174,047 | 538,008 |
| Corporate debt securities | 0 | 20,613 | 14,983 | 0 | 35,596 |
| Collateralized mortgage obligations [2] | 8,538 | 14,564 | 2,362 | 0 | 25,464 |
| Pooled trust preferred securities | 0 | 0 | 0 | 72,535 | 72,535 |
| Mortgage-backed securities [2] | 8 | 289 | 5,715 | 182,548 | 188,560 |
| Available-for-sale portfolio | $37,423 | $269,227 | $429,864 | $505,950 | $1,242,464 |
| Weighted-average yield [1] | 4.71% | 4.56% | 4.62% | 4.84% | 4.70% |

[1] Weighted-average yields are an arithmetic computation of income divided by average balance; they may differ from the yield to maturity, which considers the time value of money.

[2] Mortgage-backed securities and collateralized mortgage obligations are listed based on the contractual maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without penalties.

**Impact of Inflation and Changing Prices**

The Company's financial statements have been prepared in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Notwithstanding this, inflation can directly affect the value of loan collateral, in particular real estate.

**New Accounting Pronouncements**

See *"New Accounting Pronouncements"* Section of Note A of the notes to the consolidated financial statements on page 54 for additional accounting pronouncements.

**Forward-Looking Statements**

This document contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in the forward-looking statements. Moreover, the Company's plans, objectives and intentions are subject to change based on various factors (some of which are beyond the Company's control). Factors that could cause actual results to differ from those discussed in the forward-looking statements include: (1) risks related to credit quality, interest rate sensitivity and liquidity; (2) the strength of the U.S. economy in general and the strength of the local economies where the Company conducts its business; (3) the effect of, and changes in, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (4) inflation, interest rate, market and monetary fluctuations; (5) the timely development of new products and services and customer perception of the overall value thereof (including features, pricing and quality) compared to competing products and services; (6) changes in consumer spending, borrowing and savings habits; (7) technological changes; (8) any acquisitions or mergers that might be considered or consummated by the Company and the costs and factors associated therewith; (9) the ability to maintain and increase market share and control expenses; (10) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) and accounting principles generally accepted in the United States; (11) changes in the Company's organization, compensation and benefit plans and in the availability of, and compensation levels for, employees in its geographic markets; (12) the costs and effects of litigation and of any adverse outcome in such litigation; (13) other risk factors outlined in the Company's filings with the Securities and Exchange Commission from time to time; and (14) the success of the Company at managing the risks of the foregoing.

The foregoing list of important factors is not exclusive. Such forward-looking statements speak only as of the date on which they are made and the Company does not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect events or circumstances after the date on which such statement is made. If the Company does update or correct one or more forward-looking statements, investors and others should not conclude that the Company will make additional updates or corrections with respect thereto or with respect to other forward-looking statements.

## *Item 7A. Quantitative and Qualitative Disclosures about Market Risk*

*Market Risk*
Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates, prices or credit risk. Credit risk associated with the Company's loan portfolio has been previously discussed in the asset quality section of Management's Discussion and Analysis of Financial Condition and Results of Operations starting on page 31. Although more than a third of the securities portfolio at year-end 2008 was invested in municipal bonds, management believes that the tax risk of the Company's municipal investments associated with potential future changes in statutory, judicial and regulatory actions is minimal. The Company also believes that it has an insignificant amount of credit risk in its investment portfolio because essentially all of the fixed-income securities in the portfolio are AAA-rated (highest possible rating). The Company does not have any material foreign currency exchange rate risk exposure. Therefore, almost all the market risk in the investment portfolio is related to interest rates.

The ongoing monitoring and management of both interest rate risk and liquidity, in the short and long term time horizons is an important component of the Company's asset/liability management process, which is governed by limits established in the policies reviewed and approved annually by the Board of Directors. The Board of Directors delegates responsibility for carrying out the policies to the Asset/Liability Committee ("ALCO"), which meets each month. The committee is made up of the Company's senior management as well as regional and line-of-business managers who oversee specific earning asset classes and various funding sources.

*Asset/Liability Management*
The primary objective of the Company's asset/liability management process is to maximize earnings and return on capital within acceptable levels of risk. As the Company does not believe it is possible to reliably predict future interest rate movements, it has maintained an appropriate process and set of measurement tools that enable it to identify and quantify sources of interest rate risk in varying rate environments. The primary tools used by the Company in managing interest rate risk are the income simulation model and economic value of equity modeling.

*Interest Rate Risk*
Interest rate risk ("IRR") can result from: the timing differences in the maturity/repricing of an institution's assets, liabilities, and off-balance sheet contracts; the effect of embedded options, such as loan prepayments, interest rate caps/floors, and deposit withdrawals; and differences in the behavior of lending and funding rates, sometimes referred to as basis risk. An example of basis risk would occur if floating rate assets and liabilities, with otherwise identical repricing characteristics, were based on market indexes that were imperfectly correlated.

Given the potential types and differing related characteristics of IRR, it is important that the Company maintain an appropriate process and set of measurement tools that enable it to identify and quantify its primary sources of IRR. The Company also recognizes that effective management of IRR includes an understanding of when potential adverse changes in interest rates will flow through the income statement. Accordingly, the Company will manage its position so that it monitors its exposure to net interest income over both a one year planning horizon and a longer-term strategic horizon.

It is the Company's objective to manage its exposure to interest rate risk, bearing in mind that it will always be in the business of taking on rate risk and that rate risk immunization is not possible. Also, it is recognized that as exposure to interest rate risk is reduced, so too may net interest margin be reduced.

*Income Simulation*
Income simulation is tested on a wide variety of balance sheet and treasury yield curve scenarios. The simulation projects changes in net interest income caused by the effect of changes in interest rates. The model requires management to make assumptions about how the balance sheet is likely to evolve through time in different interest rate environments. Loan and deposit growth rate assumptions are derived from management's outlook, as are the assumptions used for new loan yields and deposit rates. Loan prepayment speeds are based on a combination of current industry averages and internal historical prepayments. Balance sheet and yield curve assumptions are analyzed and reviewed by the ALCO Committee regularly.

The following table reflects the Company's one-year net interest income sensitivity, using December 31, 2008 asset and liability levels as a starting point.

The prime rate and federal funds rate are assumed to move up 200 basis points and down 100 basis points over a 12-month period while the treasury curve shifts to spreads over federal funds that are more consistent with historical norms. Deposit rates are assumed to move in a manner that reflects the historical relationship between deposit rate movement and changes in the federal funds rate, generally reflecting 10%-65% of the movement of the federal funds rate.

Cash flows are based on contractual maturity, optionality and amortization schedules along with applicable prepayments derived from internal historical data and external sources.

**Net Interest Income Sensitivity Model**

| Changes in Interest Rates | Calculated increase (decrease) in Projected Net Interest Income at December 31 | |
|---|---|---|
| | 2008 | 2007 |
| +200 basis points | $2,261,000 | $1,114,000 |
| 0 basis points (normal yield curve) | ($2,735,000) | N/A |
| -100 basis points | N/A | ($853,000) |

In the 2008 and 2007 models, the rising rate environment reflects an increase in net interest income ("NII") from a flat rate environment while NII decreases if rates were to fall. The change in NII in both environments is largely due to assets repricing faster than corresponding liabilities. Over a longer time period the growth in NII improves significantly in a rising rate environment as lower yielding assets mature and are replaced at higher rates.

For the 2008 model, the bank continues to show interest rate risk exposure to falling rates despite Fed Funds trading at a range of 0 – 25 basis points. In the 0 basis point model (normal yield curve), longer-term rates are lowered to levels more consistent with historical norms. In this model, net interest income declines during the first twelve months as cash flows from assets reprice to lower rates and corresponding liabilities are assumed to remain constant. Despite Fed Funds trading near 0%, the Company believes long-term treasury rates could potentially fall further, and thus, the (normal yield curve) model tests the impact of this lower treasury rate scenario.

The analysis does not represent a Company forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including: the nature and timing of interest rate levels (including yield curve shape); prepayments on loans and securities; deposit decay rates; pricing decisions on loans and deposits; reinvestment/replacement of asset and liability cash flows; and other factors. While the assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions, including how customer preferences or competitor influences might change. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in responding to or anticipating changes in interest rates.

Management uses a "value of equity" model to supplement the modeling technique described above. Those supplemental analyses are based on discounted cash flows associated with on and off-balance sheet financial instruments. Such analyses are modeled to reflect changes in interest rates and shifts in the maturity curve of interest rates and provide management with a long-term interest rate risk metric.

## *Item 8. Financial Statements and Supplementary Data*

The following consolidated financial statements and independent auditor's reports of Community Bank System, Inc. are contained on pages 44 through 76 of this item.



Quarterly Selected Data (Unaudited) for 2008 and 2007 are contained on page 79.

**COMMUNITY BANK SYSTEM, INC.**
**CONSOLIDATED STATEMENTS OF CONDITION**
**(In Thousands, Except Share Data)**

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Assets: | | |
| Cash and cash equivalents | $213,753 | $130,823 |
| Available-for-sale investment securities | 1,314,121 | 1,254,622 |
| Held-to-maturity investment securities | 80,890 | 137,250 |
| Total investment securities (fair value of $1,397,589 and $1,392,281, respectively) | 1,395,011 | 1,391,872 |
| Loans | 3,136,140 | 2,821,055 |
| Allowance for loan losses | (39,575) | (36,427) |
| Net loans | 3,096,565 | 2,784,628 |
| Core deposit intangibles, net | 22,340 | 19,765 |
| Goodwill | 301,149 | 234,449 |
| Other intangibles, net | 5,135 | 2,002 |
| Intangible assets, net | 328,624 | 256,216 |
| Premises and equipment, net | 73,294 | 69,685 |
| Accrued interest receivable | 26,077 | 25,531 |
| Other assets | 41,228 | 38,747 |
| Total assets | $5,174,552 | $4,697,502 |
| Liabilities: | | |
| Noninterest bearing deposits | $638,558 | $584,921 |
| Interest-bearing deposits | 3,062,254 | 2,643,543 |
| Total deposits | 3,700,812 | 3,228,464 |
| Borrowings | 760,558 | 801,604 |
| Subordinated debt held by unconsolidated subsidiary trusts | 101,975 | 127,724 |
| Accrued interest and other liabilities | 66,556 | 60,926 |
| Total liabilities | 4,629,901 | 4,218,718 |
| Commitments and contingencies (See Note N) | | |
| Shareholders' equity: | | |
| Preferred stock $1.00 par value, 500,000 shares authorized, 0 shares issued | - | - |
| Common stock, $1.00 par value, 50,000,000 shares authorized; 33,468,215 and 32,999,544 shares issued at December 31, 2008 and 2007, respectively | 33,468 | 33,000 |
| Additional paid-in capital | 212,400 | 208,429 |
| Retained earnings | 329,914 | 310,281 |
| Accumulated other comprehensive (loss)/income | (12,864) | 702 |
| Treasury stock, at cost (834,811 and 3,364,811 shares, respectively) | (18,267) | (73,628) |
| Total shareholders' equity | 544,651 | 478,784 |
| Total liabilities and shareholders' equity | $5,174,552 | $4,697,502 |

The accompanying notes are an integral part of the consolidated financial statements.

**COMMUNITY BANK SYSTEM, INC.**
**CONSOLIDATED STATEMENTS OF INCOME**
**(In Thousands, Except Per-Share Data)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Interest income: | | | |
| Interest and fees on loans | $186,833 | $186,784 | $167,113 |
| Interest and dividends on taxable investments | 41,022 | 48,032 | 41,869 |
| Interest and dividends on nontaxable investments | 23,004 | 21,421 | 22,919 |
| Total interest income | 250,859 | 256,237 | 231,901 |
| Interest expense: | | | |
| Interest on deposits | 63,080 | 77,682 | 61,544 |
| Interest on short-term borrowings | 17,816 | 10,644 | 5,513 |
| Interest on long-term borrowings | 14,552 | 22,001 | 22,013 |
| Interest on subordinated debt held by unconsolidated subsidiary trusts | 6,904 | 9,936 | 8,022 |
| Total interest expense | 102,352 | 120,263 | 97,092 |
| Net interest income | 148,507 | 135,974 | 134,809 |
| Less: provision for loan losses | 6,730 | 2,004 | 6,585 |
| Net interest income after provision for loan losses | 141,777 | 133,970 | 128,224 |
| Noninterest income: | | | |
| Deposit service fees | 35,624 | 32,012 | 28,348 |
| Other banking services | 3,184 | 3,284 | 2,730 |
| Trust, investment and asset management fees | 8,648 | 8,264 | 7,396 |
| Benefit plan administration, consulting and actuarial fees | 25,788 | 19,700 | 13,205 |
| Gain (loss) on investment securities and debt extinguishments | 230 | (9,974) | (2,403) |
| Total noninterest income | 73,474 | 53,286 | 49,276 |
| Operating expenses: | | | |
| Salaries and employee benefits | 82,962 | 75,714 | 67,103 |
| Occupancy and equipment | 21,256 | 18,961 | 17,884 |
| Customer processing and communications | 16,831 | 15,691 | 12,934 |
| Amortization of intangible assets | 6,906 | 6,269 | 6,027 |
| Legal and professional fees | 4,565 | 4,987 | 4,593 |
| Office supplies and postage | 5,077 | 4,303 | 4,035 |
| Business development and marketing | 5,288 | 5,420 | 4,251 |
| Goodwill impairment | 1,745 | 0 | 0 |
| FDIC insurance premiums | 1,678 | 435 | 403 |
| Special charges/acquisition expenses | 1,399 | 382 | 647 |
| Other | 10,855 | 9,912 | 9,326 |
| Total operating expenses | 158,562 | 142,074 | 127,203 |
| Income before income taxes | 56,689 | 45,182 | 50,297 |
| Income taxes | 10,749 | 2,291 | 11,920 |
| Net income | $45,940 | $42,891 | $38,377 |
| Basic earnings per share | $1.51 | $1.43 | $1.28 |
| Diluted earnings per share | $1.49 | $1.42 | $1.26 |
| Cash dividends declared per share | $0.86 | $0.82 | $0.78 |

The accompanying notes are an integral part of the consolidated financial statements.

**COMMUNITY BANK SYSTEM, INC.**
**CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY**
**Years ended December 31, 2006, 2007 and 2008**
**(In Thousands, Except Share Data)**

| | Common Stock | | Additional | | Accumulated Other | | Employee | |
|---|---|---|---|---|---|---|---|---|
| | Shares Outstanding | Amount Issued | Paid-In Capital | Retained Earnings | Comprehensive (Loss)/Income | Treasury Stock | Stock Plan -Unearned | Total |
| Balance at December 31, 2005 | 29,956,852 | $32,451 | $196,312 | $276,809 | $8,420 | ($56,074) | ($323) | $457,595 |
| Net income | | | | 38,377 | | | | 38,377 |
| Other comprehensive loss, net of tax | | | | | (3,226) | | | (3,226) |
| Adjustment for initial adoption of SFAS 158 | | | | | (9,891) | | | (9,891) |
| Dividends declared: | | | | | | | | |
| Common, $0.78 per share | | | | (23,315) | | | | (23,315) |
| Common stock issued under employee stock plan, including tax benefits of $936 | 322,757 | 322 | 5,024 | | | | 161 | 5,507 |
| Stock-based compensation | | | 2,023 | | | | | 2,023 |
| Treasury stock purchased | (259,450) | | | | | (5,542) | | (5,542) |
| Reclassification of unearned restricted stock awards to additional paid-in capital in accordance with SFAS 123(R) | | | (162) | | | | 162 | |
| Balance at December 31, 2006 | 30,020,159 | 32,773 | 203,197 | 291,871 | (4,697) | (61,616) | 0 | 461,528 |
| Net income | | | | 42,891 | | | | 42,891 |
| Other comprehensive income, net of tax | | | | | 5,399 | | | 5,399 |
| Dividends declared: | | | | | | | | |
| Common, $0.82 per share | | | | (24,481) | | | | (24,481) |
| Common stock issued under employee stock plan, including tax benefits of $949 | 226,224 | 227 | 3,055 | | | | | 3,282 |
| Stock-based compensation | | | 2,177 | | | | | 2,177 |
| Treasury stock purchased | (611,650) | | | | | (12,012) | | (12,012) |
| Balance at December 31, 2007 | 29,634,733 | $33,000 | $208,429 | $310,281 | $702 | ($73,628) | $0 | $478,784 |
| Net income | | | | 45,940 | | | | 45,940 |
| Other comprehensive income, net of tax | | | | | (13,566) | | | (13,566) |
| Dividends declared: | | | | | | | | |
| Common, $0.86 per share | | | | (26,307) | | | | (26,307) |
| Common stock issued under employee stock plan, including tax benefits of $927 | 468,671 | 468 | 7,845 | | | | | 8,313 |
| Stock-based compensation | | | 2,036 | | | | | 2,036 |
| Common stock issuance | 2,530,000 | | (5,910) | | | 55,361 | | 49,451 |
| Balance at December 31, 2008 | 32,633,404 | $33,468 | $212,400 | $329,914 | ($12,864) | ($18,267) | $0 | $544,651 |

The accompanying notes are an integral part of the consolidated financial statements.

**COMMUNITY BANK SYSTEM, INC.**
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME**
**(In Thousands)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Change in accumulated unrealized (losses) gains for pension and other postretirement obligations | ($21,503) | $2,005 | ($118) |
| Change in unrealized (losses) and gains on derivative instruments used in cash flow hedging relationships | (4,476) | (2,994) | 750 |
| Unrealized gains (losses) on securities: | | | |
| Unrealized holding gains (losses) arising during period | 3,077 | 9,376 | (5,928) |
| Reclassification adjustment for (gains) losses included in net income | (230) | 22 | 0 |
| Other comprehensive (loss) gain, before tax | (23,132) | 8,409 | (5,296) |
| Income tax benefit (expense) related to other comprehensive loss | 9,566 | (3,010) | 2,070 |
| Other comprehensive (loss) income, net of tax | (13,566) | 5,399 | (3,226) |
| Net income | 45,940 | 42,891 | 38,377 |
| Comprehensive income | $32,374 | $48,290 | $35,151 |

The accompanying notes are an integral part of the consolidated financial statements.

**COMMUNITY BANK SYSTEM, INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(In Thousands of Dollars, except Share Data)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Operating activities: | | | |
| Net income | $45,940 | $42,891 | $38,377 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Depreciation | 9,463 | 9,323 | 8,613 |
| Amortization of intangible assets | 6,906 | 6,269 | 6,027 |
| Net amortization of premiums and discounts on securities and loans | (951) | (6,987) | 1,094 |
| Amortization of unearned compensation and discount on subordinated debt | 613 | 405 | 160 |
| Provision for loan losses | 6,730 | 2,004 | 6,585 |
| Impairment of goodwill | 1,745 | 0 | 0 |
| Provision for deferred taxes | 3,999 | 742 | (999) |
| (Gain) loss on investment securities and debt extinguishments | (230) | 9,955 | 2,403 |
| Gain on sale of loans and other assets | (75) | (118) | (116) |
| Proceeds from the sale of loans held for sale | 3,705 | 17,943 | 31,567 |
| Origination of loans held for sale | (3,654) | (17,823) | (31,446) |
| Excess tax benefits from share-based payment arrangements | (926) | (409) | (420) |
| Change in other operating assets and liabilities | (18,209) | (13,590) | 11,256 |
| Net cash provided by operating activities | 55,056 | 50,605 | 73,101 |
| Investing activities: | | | |
| Proceeds from sales of available-for-sale investment securities | 60,096 | 15,900 | 37,866 |
| Proceeds from maturities of held-to-maturity investment securities | 71,008 | 13,244 | 5,950 |
| Proceeds from maturities of available-for-sale investment securities | 324,888 | 564,351 | 121,949 |
| Purchases of held-to-maturity investment securities | (14,793) | (4,780) | (9,449) |
| Purchases of available-for-sale investment securities | (440,313) | (706,130) | (78,776) |
| Net increase in loans | (210,031) | (66,610) | (39,347) |
| Cash received(paid) for acquisitions, net of cash acquired of $2,610, $21,873, and | 372,779 | (12,499) | (26,989) |
| Capital expenditures | (10,997) | (9,777) | (6,494) |
| Net cash provided by (used in) by investing activities | 152,637 | (206,301) | 4,710 |
| Financing activities: | | | |
| Net change in demand deposits, NOW accounts, and savings accounts | 66,090 | 10,379 | (43,652) |
| Net change in time deposits | (158,790) | (34,334) | 7,203 |
| Net change in federal funds purchased | (27,285) | 0 | (36,300) |
| Net change in short-term borrowings | (18,997) | 312,767 | (35,100) |
| Net change in long-term borrowings (net of payments of $799, $150,845 and $1,283) | (20,552) | (193,860) | 171,037 |
| Loss on extinguishment of debt | 0 | (9,344) | 0 |
| Issuance of common stock | 59,212 | 4,713 | 4,571 |
| Purchase of treasury stock | 0 | (12,012) | (5,542) |
| Cash dividends paid | (25,367) | (24,231) | (23,021) |
| Tax benefits from share-based payment arrangements | 926 | 409 | 420 |
| Net cash (used in) provided by financing activities | (124,763) | 54,487 | 39,616 |
| Change in cash and cash equivalents | 82,930 | (101,209) | 117,427 |
| Cash and cash equivalents at beginning of year | 130,823 | 232,032 | 114,605 |
| Cash and cash equivalents at end of year | $213,753 | $130,823 | $232,032 |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid for interest | $104,396 | $122,071 | $95,529 |
| Cash paid for income taxes | 9,855 | 8,985 | 7,266 |
| Supplemental disclosures of noncash financing and investing activities: | | | |
| Dividends declared and unpaid | 7,179 | 6,239 | 5,989 |
| Acquisitions: | | | |
| Fair value of assets acquired, excluding acquired cash and intangibles | 111,836 | 87,910 | 273,588 |
| Fair value of liabilities assumed | 565,674 | 91,665 | 273,884 |

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITY BANK SYSTEM, INC.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Nature of Operations***
Community Bank System, Inc. (the "Company") is a single bank holding company which wholly-owns five consolidated subsidiaries: Community Bank, N.A. (the "Bank"), Benefit Plans Administrative Services, Inc. ("BPAS"), CFSI Closeout Corp. ("CFSICC"), First of Jermyn Realty Co. ("FJRC"), and Town & Country Agency LLC ("T&C"). BPAS owns three subsidiaries, Benefit Plans Administrative Services LLC, Harbridge Consulting Group LLC, and Hand Benefits & Trust, Inc. ("HBT"), which owns two subsidiaries Hand Securities Inc. ("HSI"), and Flex Corporation ("Flex"). BPAS provides administration, consulting and actuarial services to sponsors of employee benefit plans. CFSICC, FJRC and T&C are inactive companies. The Company also wholly-owns two unconsolidated subsidiary business trusts formed for the purpose of issuing mandatorily redeemable preferred securities which are considered Tier I capital under regulatory capital adequacy guidelines (see Note H).

The Bank operates 145 customer facilities throughout 28 counties of Upstate New York, where it operates as Community Bank, N.A. and five counties of Northeastern Pennsylvania, where it is known as First Liberty Bank & Trust, offering a range of commercial and retail banking services. The Bank owns the following subsidiaries: Community Investment Services, Inc. ("CISI"), CBNA Treasury Management Corporation ("TMC"), CBNA Preferred Funding Corporation ("PFC"), Nottingham Advisors, Inc. ("Nottingham"), First Liberty Service Corp. ("FLSC"), Brilie Corporation ("Brilie") and CBNA Insurance Agency ("CBNA Insurance"). CISI provides broker-dealer and investment advisory services. TMC provides cash management, investment, and treasury services to the Bank. PFC primarily is an investor in residential real estate loans. Nottingham provides asset management services to individuals, corporate pension and profit sharing plans, and foundations. FLSC provides banking-related services to the Pennsylvania branches of the Bank. CBNA Insurance is a full service property and casualty insurance agency.

***Principles of Consolidation***
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the current period presentation.

Financial Accounting Standards Board Interpretation 46 Revised ("FIN 46R"), *Consolidation of Variable Interest Entities* (VIE) provides guidance on when a company should include in its financial statements the assets, liabilities, and activities of another corporation, partnership, trust or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46R requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss or receives a majority of the entity's residual returns or both. The Company's wholly owned subsidiaries Community Capital Trusts III and IV are VIEs for which the Company is not the primary beneficiary. Accordingly, the accounts of these entities are not included in the Company's consolidated financial statements.

***Critical Accounting Estimates in the Preparation of Financial Statements***
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical accounting estimates include the allowance for loan losses, actuarial assumptions associated with the pension, post-retirement and other employee benefit plans, the provision for income taxes, and the carrying value of goodwill and other intangible assets.

***Risk and Uncertainties***
In the normal course of its business, the Company encounters economic and regulatory risks. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, from its interest-earning assets. The Company's primary credit risk is the risk of default on the Company's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects potential changes in the value of collateral underlying loans, the fair value of investment securities, and loans held for sale.

The Company is subject to regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies which may subject it to further changes with respect to asset valuations, amounts of required loan loss allowances, and operating restrictions resulting from the regulators' judgments based on information available to them at the time of their examinations.

***Revenue Recognition***
The Company recognizes income on an accrual basis. CISI recognizes fee income when investment and insurance products are sold to customers. Nottingham provides asset management services to brokerage firms and clients and recognizes income ratably over the contract period during which service is performed. Revenue from BPA's administration and recordkeeping services is recognized ratably over the service contract period. Revenue from consulting and actuarial services is recognized when services are rendered. CBNA Insurance recognizes commission revenue at the later of the effective date of the insurance policy, or the date on which the policy premium is billed to the customer. At that date, the earnings process has been completed and the impact of refunds for policy cancellations can be reasonably estimated to establish reserves. The reserve for policy cancellations is based upon historical cancellation experience adjusted by known circumstances. All inter-company revenue and expense among related entities are eliminated in consolidation.

***Cash and Cash Equivalents***
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and highly liquid investments with original maturities of less than ninety days. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

***Investment Securities***
The Company has classified its investments in debt and equity securities as held-to-maturity or available-for-sale. Held-to-maturity securities are those for which the Company has the positive intent and ability to hold to maturity, and are reported at cost, which is adjusted for amortization of premiums and accretion of discounts. Securities not classified as held-to-maturity are classified as available-for-sale and are reported at fair market value with net unrealized gains and losses reflected as a separate component of shareholders' equity, net of applicable income taxes. None of the Company's investment securities have been classified as trading securities at December 31, 2008. Equity securities are stated at cost and include restricted stock of the Federal Reserve Bank of New York and Federal Home Loan Bank of New York. Investment securities are reviewed regularly for other than temporary impairment. Where there is other than temporary impairment, the carrying value of the investment security is reduced to the estimated fair value, with the impairment loss recognized in the consolidated statements of income as other expense. In determining if losses are other-than-temporary, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, any external credit ratings and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

The specific identification method is used in determining the realized gains and losses on sales of investment securities and other than temporary impairment charges. Premiums and discounts on securities are amortized and accreted, respectively, on a systematic basis over the period to maturity, estimated life, or earliest call date of the related security. Purchases and sales of securities are recognized on a trade date basis.

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments, or a discounted cash flow model using market estimates of interest rates and volatility.

***Derivative Financial Instruments***
The Company utilizes interest rate swap agreements, considered to be cash flow hedges, as part of the management of interest rate risk to modify the repricing characteristics of certain portions of its portfolios of interest-bearing liabilities. Under the guidelines of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, ("SFAS 133"), as amended, all derivative instruments are required to be carried at fair value on the balance sheet.

Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability, with a corresponding offset recorded in other comprehensive income within stockholders' equity, net of tax. Amounts are reclassified from other comprehensive income to the income statement in the period or periods the hedged forecasted transaction affects earnings. Derivative gains and losses not effective in hedging the expected cash flows of the hedged item are recognized immediately in the income statement. At the hedge's inception and at least quarterly thereafter, a formal assessment is performed to determine the effectiveness of the cash flow hedge. If it is determined that a derivative instrument has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued.

*Loans*
Loans are stated at unpaid principal balances, net of unearned income. Mortgage loans held for sale are carried at the lower of cost or fair value and are included in loans as the balance of such loans was not significant. Fair values for variable rate loans that reprice frequently are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flows and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

Interest on loans is accrued and credited to operations based upon the principal amount outstanding. Nonrefundable loan fees and related direct costs are included in the loan balances and are deferred and amortized over the life of the loan as an adjustment to loan yield using the effective yield method. Premiums and discounts on purchased loans are amortized using the effective yield method over the life of the loans.

***Impaired and Other Nonaccrual Loans***
The Company places a loan on nonaccrual status when the loan becomes ninety days past due (or sooner, if management concludes collection is doubtful), except when, in the opinion of management, it is well-collateralized and in the process of collection. A loan may be placed on nonaccrual status earlier than ninety days past due if there is deterioration in the financial position of the borrower or if other conditions of the loan so warrant. When a loan is placed on nonaccrual status, uncollected accrued interest is reversed against interest income and the deferral and amortization of nonrefundable loan fees and related direct costs is discontinued. Interest income during the period the loan is on nonaccrual status is recorded on a cash basis after recovery of principal is reasonably assured. Nonaccrual loans are returned to accrual status when management determines that the borrower's performance has improved and that both principal and interest are collectible. This generally requires a sustained period of timely principal and interest payments.

Commercial loans greater than $0.5 million are evaluated individually for impairment in accordance with FASB No. 114, "Accounting by Creditors for Impairment of a Loan." A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based upon the present value of expected future cash flows or the fair value of the collateral, if the loan is collateral-dependent.

The Company's charge-off policy by loan type is as follows:
- Commercial loans are generally charged-off to the extent outstanding principal exceeds the fair value of estimated proceeds from collection efforts, including liquidation of collateral. The charge-off is recognized when the loss becomes reasonably quantifiable.
- Consumer installment loans are generally charged-off to the extent outstanding principal balance exceeds the fair value of collateral, and are recognized by the end of the month in which the loan becomes 120 days past due.
- Loans secured by 1-4 family residential real estate are generally charged-off to the extent outstanding principal exceeds the fair value of the property, and are recognized when the loan becomes 180 days past due.

***Allowance for Loan Losses***
Management continually evaluates the credit quality of the Company's loan portfolio, and performs a formal review of the adequacy of the allowance for loan losses on a quarterly basis. The allowance reflects management's best estimate of probable losses inherent in the loan portfolio. Determination of the allowance is subjective in nature and requires significant estimates. The Company's allowance methodology consists of two broad components, general and specific loan loss allocations.

The general loan loss allocation is composed of two calculations that are computed on four main loan segments: commercial, consumer direct, consumer indirect and residential real estate. The first calculation determines an allowance level based on the latest three years of historical net charge-off data for each loan category (commercial loans exclude balances with specific loan loss allocations). The second calculation is qualitative and takes into consideration five major factors affecting the level of loan loss risk: portfolio risk migration patterns (internal credit quality trends); the growth of the segments of the loan portfolio; economic and business environment trends in the Company's markets (includes review of bankruptcy, unemployment, population, consumer spending and regulatory trends); industry, geographical and product concentrations in the portfolio; and the perceived effectiveness of managerial resources and lending practices and policies. These two calculations are added together to determine the general loan loss allocation. The specific loan loss allocation relates to individual commercial loans that are both greater than $0.5 million and in a nonaccruing status with respect to interest. Specific losses are based on discounted estimated cash flows, including any cash flows resulting from the conversion of collateral.

Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan loss is charged to operations based on management's periodic evaluation of factors previously mentioned.

***Intangible Assets***
Intangible assets include core deposit intangibles, customer relationship intangibles and goodwill arising from acquisitions. Core deposit intangibles and customer relationship intangibles are amortized on either an accelerated or straight-line basis over periods ranging from 7 to 20 years. The initial carrying value of goodwill and other intangible assets is based upon discounted cash flow modeling techniques that require management to make estimates regarding the amount and timing of expected future cash flows. It also requires use of a discount rate that reflects the current return requirements of the market in relation to present risk-free interest rates, required equity market premiums, and company-specific risk indicators.

The Company evaluates goodwill for impairment on an annual basis, or more often if events or circumstances indicate there may be impairment. The fair value of each reporting unit is compared to the carrying amount of that reporting unit in order to determine if impairment is indicated. If so, the implied fair value of the reporting units' goodwill is compared to its carrying amount and the impairment loss is measured by the excess of the carrying value over fair value.

***Premises and Equipment***
Premises and equipment are stated at cost less accumulated depreciation. Computer software costs that are capitalized only include external direct costs of obtaining and installing the software. The Company has not developed any internal use software. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Useful lives range from five to ten years for equipment; three to five years for software and hardware; and 10 to 40 years for building and building improvements. Land improvements are depreciated over 15 years and leasehold improvements are amortized over the term of the respective lease plus any optional renewal periods that are reasonably assured or life of the asset if shorter. Maintenance and repairs are charged to expense as incurred.

Long-lived depreciable assets are evaluated periodically for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of a long-lived asset are less than its carrying value. In that event, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset based on a quoted market price, if applicable, or a discounted cash flow analysis. Impairment losses are recorded in other expenses on the income statement.

***Other Real Estate***
Properties acquired through foreclosure, or by deed in lieu of foreclosure, are carried at the lower of the unpaid loan balance or fair value less estimated costs of disposal. Subsequent changes in value are reported as adjustments to the carrying amount, not to exceed the initial carrying value of the asset at the time of transfer. Changes in value subsequent to transfer are recorded in operating expenses on the income statement. Gains or losses not previously recognized resulting from the sale of other real estate are recognized as an expense on the date of sale. At December 31, 2008 and 2007, other real estate, included in other assets, amounted to $1.1 million and $1.0 million, respectively.

***Mortgage Servicing Rights***
Originated mortgage servicing rights are recorded at their fair value at the time of sale of the underlying loan, and are amortized in proportion to and over the period of estimated net servicing income or loss. The Company uses a valuation model that calculates the present value of future cash flows to determine the fair value of servicing rights. In using this valuation method, the Company incorporates assumptions that market participants would use in estimating future net servicing income, which includes estimates of the servicing cost per loan, the discount rate, and prepayment speeds. The carrying value of the originated mortgage servicing rights is evaluated quarterly for impairment using these same market assumptions.

***Deposits***
The fair value of deposit obligations are based on current market rates for alternative funding sources, principally the Federal Home Loan Bank of New York. The carrying value of accrued interest approximates fair value.

***Borrowings***
The carrying amounts of federal funds purchased and short-term borrowings approximate their fair values. Fair values for long-term borrowings are estimated using discounted cash flows and interest rates currently being offered on similar borrowings. Since the Company considers debt extinguishments to be a component of its interest rate risk management, any related gains or losses are not deemed extraordinary and are presented in the noninterest income section of the consolidated statements of income.

***Treasury Stock***
Repurchases of shares of the Company's common stock are recorded at cost as a reduction of stockholders' equity. Reissuance of shares of treasury stock is recorded at average cost.

On April 20, 2005 the Board of Directors authorized a twenty-month program to repurchase up to 1,500,000 shares of its outstanding shares. On December 20, 2006 the Company extended the program through December 31, 2008. As of December 31, 2008, the Company has repurchased 1,464,811 shares at an aggregate cost of $31.5 million, or $21.51 per share. The repurchases were for general corporate purposes, including those related to stock plan activities. On December 20, 2006 the Company announced an additional two-year authorization, through December 31, 2008, to repurchase up to 900,000 of its outstanding shares in open market or privately negotiated transactions.

***Income Taxes***
The Company and its subsidiaries file a consolidated federal income tax return. Provisions for income taxes are based on taxes currently payable or refundable as well as deferred taxes that are based on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are reported in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.* This interpretation specifies that benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority having full knowledge of all relevant information. A tax position meeting the more-likely-than-not recognition threshold should be measured at the largest amount of benefit for which the likelihood of realization upon ultimate settlement exceeds 50 percent. The adoption of FIN 48 did not result in any change to the Company's liability for uncertain tax positions as of January 1, 2007 (See Note I).

***Retirement Benefits***
The Company provides defined benefit pension benefits and post-retirement health and life insurance benefits to eligible employees. The Company also provides deferred compensation and supplemental executive retirement plans for selected current and former employees and officers. Expense under these plans is charged to current operations and consists of several components of net periodic benefit cost based on various actuarial assumptions regarding future experience under the plans, including discount rate, rate of future compensation increases and expected return on plan assets.

***Assets Under Management or Administration***
Assets held in fiduciary or agency capacities for customers are not included in the accompanying consolidated statements of condition as they are not assets of the Company. Substantially all fees associated with providing asset management services are recorded on an accrual basis of accounting and are included in noninterest income. Assets under management or administration at December 31, 2008 and 2007 were $3.703 billion and $4.695 billion, respectively.

***Advertising***
Advertising costs amounting to approximately $2.2 million, $2.4 million and $2.1 million for the years ending December 31, 2008, 2007 and 2006, respectively, are nondirect response in nature and expensed as incurred.

***Earnings Per Share***
Basic earnings per share is computed by dividing net income by the weighted-average common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted-average common shares plus common stock equivalents computed using the Treasury Share method (See Note M). All earnings per share disclosures appearing in these financial statements, related notes and management's discussion and analysis, are computed using dilution unless otherwise indicated.

***Stock-Based Compensation***
On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS 123(R)"), which replaced the existing SFAS 123 and Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, ("APB 25"). SFAS 123(R) requires companies to measure and record compensation expense for stock options and other share-based payments based on the instruments' fair value on the date of grant. The Company adopted this standard using the modified prospective method. Under this method, expense is recognized for awards that are granted, modified, or settled after December 31, 2005, as well as for unvested awards that were granted prior to January 1, 2006. Stock based compensation expense is recognized ratably over the requisite service period for all awards (see Note L).

### *Fair Values of Financial Instruments*

The Company determines fair values based on quoted market values where available or on estimates using present values or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107, *Disclosures about Fair Value of Financial Instruments*, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The fair values of investment securities, loans, deposits, and borrowings have been disclosed in footnotes C, D, G, and H, respectively.

### *New Accounting Pronouncements*

**SFAS No. 141(R)**

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141(R), *Business Combinations*. This statement provides new accounting guidance and disclosure requirements for business combinations. The Company will be required to apply SFAS No. 141(R) to all business combinations completed on or after January 1, 2009.

**SFAS No. 160**

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51*. This statement provides new accounting guidance and disclosure and presentation requirements for noncontrolling interests in a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of this standard to have a significant impact on its financial statements.

**SFAS No. 161**

In March 2008, the FASB issued SFAS No. 161, *Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*. This statement expands quarterly disclosure requirements in SFAS No. 133 about an entity's derivative instruments and hedging activities. SFAS No. 161 is effective for fiscal years beginning on or after November 15, 2008. The Company does not expect the adoption of this standard to have a significant impact on its financial statements.

**FSP 142-3**

In April 2008, the FASB issued FASB Staff Position ("FSP") No. 142-3, *Determination of the Useful Life of Intangible Assets*. FSP 142-3 amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under SFAS No. 142, *Goodwill and Other Intangible Assets*. Its intent is to improve the consistency between the useful life of intangible assets acquired or renewed after January 1, 2009. The Company does not expect the adoption of this standard to have a significant impact on its financial statements.

**FSP 03-6-1**

In June 2008 the FASB issued FSP Emerging Issues Task Force ("EITF") 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities*. FSP 03-6-1 clarifies that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities as defined in EITF 03-6 and, therefore, should be included in the computation of earnings per share using the two-class method described in SFAS No. 128, *Earnings Per Share*. This staff position will be effective for fiscal years beginning after December 15, 2008 and interim periods within those years and requires all presented prior-period earnings per share data to be adjusted retrospectively. The Company is evaluating the impact that this staff position will have on the presentation of its basic and diluted earning per share.

**FSP 132(R)-1**

In December 2008, the FASB issued FSP No. 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP 132(R)-1"). This FSP amends FASB Statement No. 132(R), "Employer's Disclosures about Pensions and Other Postretirement Benefits" ("FAS 132(R)"), to require additional disclosures about assets held in an employer's defined benefit pension or other postretirement plan. This FSP is applicable to an employer that is subject to the disclosure requirements of FAS 132(R) and is generally effective for fiscal years ending after December 15, 2009. The Company is evaluating the impact FSP 132(R)-1 will have to the financial statements.

## NOTE B: ACQUISITIONS

*Citizens Branches Acquisition*
On November 7, 2008, the Company acquired 18 branch-banking centers in northern New York from Citizens Financial Group, Inc. ("Citizens") in an all cash transaction. The Company acquired approximately $109 million in loans and $565 million in deposits at a blended deposit premium of 12%. The results of operations for the 18 branches acquired from Citizens have been included in the consolidated financial statements since that date. In support of the transaction, the Company issued approximately $50 million of equity capital in the form of common stock in October 2008.

*Alliance Benefit Group MidAtlantic*
On July 7, 2008, Benefit Plans Administrative Services, Inc. ("BPAS"), a wholly owned subsidiary of the Company, acquired the Philadelphia division of Alliance Benefit Group MidAtlantic (ABG) from BenefitStreet, Inc. in an all cash transaction. ABG provides retirement plan consulting, daily valuation administration, actuarial and ancillary support services. The results of ABG's operations have been included in the consolidated financial statements since that date.

*Hand Benefits & Trust, Inc.*
On May 18, 2007, BPAS acquired Hand Benefits & Trust, Inc. (HBT), a Houston, Texas based provider of employee benefit plan administration and trust services, in an all cash transaction. The results of HBT's operations have been included in the consolidated financial statements since that date.

*TLNB Financial Corporation*
On June 1, 2007, the Company acquired TLNB Financial Corporation, parent company of Tupper Lake National Bank (TLNB), in an all-cash transaction valued at approximately $17.6 million. Based in Tupper Lake, NewYork, TLNB operated five branches in the northeastern New York State cities of Tupper Lake, Plattsburgh and Saranac Lake, as well as an insurance subsidiary, TLNB Insurance Agency, Inc. The results of TLNB's operations have been included in the consolidated financial statements since that date.

*ONB Corporation*
On December 1, 2006, the Company acquired ONB Corporation (ONB) in an all-cash transaction valued at approximately $16 million. ONB, the parent company of Ontario National Bank, a federally chartered national bank operated four branches in the villages of Clifton Springs, Phelps and Palmyra, New York. The results of ONB's operations have been included in the consolidated financial statements since that date.

*ES&L Bancorp*
On August 11, 2006, the Company acquired ES&L Bancorp (Elmira), the parent company of Elmira Savings and Loan, F.A., a federally chartered thrift in an all-cash transaction valued at approximately $40 million. Elmira operated two branches in the cities of Elmira and Ithaca, New York. The results of Elmira's operations have been included in the consolidated financial statements since that date.

*2008 Acquisition Summary*
The purchase price allocation of the assets acquired and liabilities assumed, including capitalized acquisition costs, for the acquisitions of Citizens and ABG, and minor adjustments to the intangible assets from prior acquisitions is as follows:

| (000's omitted) | |
|---|---|
| Cash and due from banks | $ 2,610 |
| Loans, net of allowance for loan losses | 108,633 |
| Premises and equipment, net | 2,051 |
| Other assets | 1,152 |
| Core deposit intangibles | 8,547 |
| Customer list intangible | 4,067 |
| Goodwill | 68,445 |
| Total assets acquired | 195,505 |
| Deposits | 565,048 |
| Borrowings | 14 |
| Other liabilities | 612 |
| Total liabilities assumed | 565,674 |
| Net liabilities assumed | $ 370,169 |

## NOTE C: INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities as of December 31 are as follows:

| (000's omitted) | 2008 Amortized Cost | 2008 Gross Unrealized Gains | 2008 Gross Unrealized Losses | 2008 Estimated Fair Value | 2007 Amortized Cost | 2007 Gross Unrealized Gains | 2007 Gross Unrealized Losses | 2007 Estimated Fair Value |
|---|---|---|---|---|---|---|---|---|
| *Held-to-Maturity Portfolio:* | | | | | | | | |
| U.S. treasury and agency securities | $61,910 | $2,358 | $0 | 64,268 | $127,055 | $881 | $554 | $127,382 |
| Obligations of state and political subdivisions | 15,784 | 220 | 0 | 16,004 | 6,207 | 82 | 0 | 6,289 |
| Other securities | 3,196 | 0 | 0 | 3,196 | 3,988 | 0 | 0 | 3,988 |
| Total held-to-maturity portfolio | 80,890 | 2,578 | 0 | 83,468 | 137,250 | $963 | $554 | 137,659 |
| | | | | | | | | |
| *Available-for-Sale Portfolio:* | | | | | | | | |
| U.S. treasury and agency securities | 382,301 | 29,482 | 0 | 411,783 | 432,832 | 5,747 | 53 | 438,526 |
| Obligations of state and political subdivisions | 538,008 | 13,537 | 3,606 | 547,939 | 532,431 | 11,976 | 444 | 543,963 |
| Corporate debt securities | 35,596 | 333 | 777 | 35,152 | 40,457 | 212 | 399 | 40,270 |
| Collateralized mortgage obligations | 25,464 | 236 | 0 | 25,700 | 34,451 | 180 | 119 | 34,512 |
| Pooled trust preferred securities | 72,535 | 0 | 22,670 | 49,865 | 73,089 | 0 | 789 | 72,300 |
| Mortgage-backed securities | 188,560 | 4,234 | 740 | 192,054 | 72,655 | 1,070 | 200 | 73,525 |
| Subtotal | 1,242,464 | 47,822 | 27,793 | 1,262,493 | 1,185,915 | 19,185 | 2,004 | 1,203,096 |
| Federal Home Loan Bank | 38,056 | 0 | 0 | 38,056 | 39,770 | 0 | 0 | 39,770 |
| Federal Reserve Bank | 12,383 | 0 | 0 | 12,383 | 10,582 | 0 | 0 | 10,582 |
| Other equity securities | 1,189 | 0 | 0 | 1,189 | 1,174 | 0 | 0 | 1,174 |
| Total available-for-sale portfolio | 1,294,092 | $47,822 | $27,793 | 1,314,121 | 1,237,441 | $19,185 | $2,004 | 1,254,622 |
| | | | | | | | | |
| Net unrealized gain on available-for-sale portfolio | 20,029 | | | 0 | 17,181 | | | 0 |
| Total | $1,395,011 | | | $1,397,589 | $1,391,872 | | | $1,392,281 |

A summary of investment securities that have been in a continuous unrealized loss position for less than or greater than twelve months is as follows:

As of December 31, 2008

| (000's omitted) | Less than 12 Months Fair Value | Less than 12 Months Gross Unrealized Losses | 12 Months or Longer Fair Value | 12 Months or Longer Gross Unrealized Losses | Total Fair Value | Total Gross Unrealized Losses |
|---|---|---|---|---|---|---|
| *Available-for-Sale Portfolio:* | | | | | | |
| Obligations of state and political subdivisions | $61,879 | $3,126 | $7,419 | $479 | $69,298 | $3,605 |
| Corporate debt securities | 10,897 | 681 | 1,903 | 97 | 12,800 | 778 |
| Pooled trust preferred securities | 0 | 0 | 49,865 | 22,670 | 49,865 | 22,670 |
| Mortgage-backed securities | 24,897 | 738 | 338 | 2 | 25,235 | 740 |
| Total available-for-sale portfolio | $97,673 | $4,545 | $59,525 | $23,248 | $157,198 | $27,793 |

As of December 31, 2007

| (000's omitted) | Less than 12 Months Fair Value | Less than 12 Months Gross Unrealized Losses | 12 Months or Longer Fair Value | 12 Months or Longer Gross Unrealized Losses | Total Fair Value | Total Gross Unrealized Losses |
|---|---|---|---|---|---|---|
| *Held-to-Maturity Portfolio:* | | | | | | |
| U.S. treasury and agency securities / total held-to-maturity portfolio | $0 | $0 | $74,446 | ($554) | $74,446 | ($554) |
| *Available-for-Sale Portfolio:* | | | | | | |
| U.S. treasury and agency securities | $ 0 | $ 0 | $15,436 | ($ 53) | $ 15,436 | ($ 53) |
| Obligations of state and political subdivisions | 54,201 | (357) | 23,716 | (87) | 77,917 | (444) |
| Corporate debt securities | 0 | 0 | 21,565 | (399) | 21,565 | (399) |
| Collateralized mortgage obligations | 0 | 0 | 19,934 | (119) | 19,934 | (119) |
| Pooled trust preferred securities | 72,300 | (789) | 0 | 0 | 72,300 | (789) |
| Mortgage-backed securities | 12,901 | (11) | 10,473 | (189) | 23,374 | (200) |
| Total available-for-sale portfolio | $139,402 | ($1,157) | $91,124 | ($847) | $230,526 | ($2,004) |

Included in the available for sale portfolio are pooled trust preferred securities with a current par value of $74.4 million and unrealized losses of $22.7 million at December 31, 2008. The underlying collateral of these assets are principally trust-preferred securities of smaller regional banks and insurance companies. The Company's securities are in the super senior, cash flow, tranche of the pools. All other tranches in these pools will incur losses before this tranche is impacted. The market for these securities at December 31, 2008 is not active and markets for similar securities are also not active. The inactivity was evidenced first by a significant widening of the bid-ask spread in the brokered markets in which these securities trade and then by a significant decrease in the volume of trades relative to historical levels. The fair value of these securities was based on a discounted cash flow model using market estimates of interest rates and volatility, as well as, observable quoted prices for similar assets in markets that have not been active. These assumptions have a significant effect on the reported fair values. The use of different assumptions, as well as, changes in market conditions, could result in materially different fair values. The Company has the intent and ability to hold these securities to recovery or maturity and does not consider these investments to be other-than temporarily impaired as of December 31, 2008. In determining if unrealized losses are other-than-temporary, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, any external credit ratings and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value. Subsequent changes in market or credit conditions could change those evaluations.

Management does not believe any individual unrealized loss as of December 31, 2008 or 2007 represents an other than temporary impairment. The unrealized losses reported for the agency and mortgage-backed securities relate primarily to securities issued by FHLB, FNMA and FHLMC and are currently rated AAA by Moody's Investor Services and Standard & Poor's. The unrealized losses in the portfolios are primarily attributable to changes in interest rates. The Company has both the intent and ability to hold these securities for the time necessary to recover the amortized cost.

The amortized cost and estimated fair value of debt securities at December 31, 2008, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| (000's omitted) | Held-to-Maturity Carrying Value | Held-to-Maturity Fair Value | Available-for-Sale Carrying Value | Available-for-Sale Fair Value |
|---|---|---|---|---|
| Due in one year or less | $11,498 | $11,595 | $28,877 | $29,266 |
| Due after one through five years | 38,866 | 39,968 | 254,374 | 264,652 |
| Due after five years through ten years | 27,430 | 28,809 | 421,786 | 445,144 |
| Due after ten years | 3,096 | 3,096 | 323,403 | 305,677 |
| Subtotal | 80,890 | 83,468 | 1,028,440 | 1,044,739 |
| Collateralized mortgage obligations | 0 | 0 | 25,464 | 25,700 |
| Mortgage-backed securities | 0 | 0 | 188,560 | 192,054 |
| Total | $80,890 | $83,468 | $1,242,464 | $1,262,493 |

Cash flow information on investment securities for the years ended December 31 is as follows:

| (000's omitted) | 2008 | 2007 | 2006 |
|---|---|---|---|
| Proceeds from the sales of investment securities | $21,667 | $15,900 | $0 |
| Gross gains on sales of investment securities | 559 | 22 | 0 |
| Gross losses on sales of investment securities | 329 | 0 | 0 |
| Proceeds from the maturities of mortgage-backed securities and CMO's | 25,742 | 23,198 | 51,588 |
| Purchases of mortgage-backed securities and CMO's | 132,505 | 10,923 | 40,712 |

Investment securities with a carrying value of $719.8 million and $693.6 million at December 31, 2008 and 2007, respectively, were pledged to collateralize certain deposits and borrowings.

**NOTE D: LOANS**

Major classifications of loans at December 31 are summarized as follows:

| (000's omitted) | 2008 | 2007 |
|---|---|---|
| Consumer mortgage | $1,062,943 | $977,553 |
| Business lending | 1,058,846 | 984,780 |
| Consumer installment | 1,014,351 | 858,722 |
| Gross loans | 3,136,140 | 2,821,055 |
| Allowance for loan losses | 39,575 | 36,427 |
| Loans, net of allowance for loan losses | $3,096,565 | $2,784,628 |

The estimated fair value of loans at December 31, 2008 and 2007 was $3.2 billion and $2.9 billion, respectively. Nonaccrual loans of $12.1 million and $8.3 million and accruing loans ninety days past due of $0.6 million and $0.6 million at December 31, 2008 and 2007, respectively, are included in net loans.

Changes in loans to directors and officers and other related parties for the years ended December 31 are summarized as follows:

| (000's omitted) | 2008 | 2007 |
|---|---|---|
| Balance at beginning of year | $24,419 | $21,788 |
| New loans | 42 | 7,387 |
| Payments | (1,292) | (4,756) |
| Balance at end of year | $23,169 | $24,419 |

The Company sells consumer mortgage loans in the secondary market and typically retains the right to service the loans sold. Upon sale, a mortgage servicing right (MSR) is established, which represents the then current fair value of future net cash flows expected to be realized for performing the servicing activities. The Company stratifies these assets based on predominant risk characteristics, namely expected term of the underlying financial instruments, and uses a valuation model that calculates the present value of future cash flows to determine the fair value of servicing rights. MSRs are carried at the lower of the initial capitalized amount, net of accumulated amortization or fair value. Mortgage loans serviced for others are not included in the accompanying consolidated statements of condition.

The following table summarizes the changes in carrying value of MSRs and the associated valuation allowance:

| (000's omitted) | 2008 | 2007 |
|---|---|---|
| Balance at beginning of period | $2,045 | $2,638 |
| Additions | 2 | 108 |
| Sales | (42) | 0 |
| Amortization | (659) | (803) |
| Obtained via acquisition | 0 | 102 |
| Carrying value before valuation allowance at end of period | 1,346 | 2,045 |
| Valuation allowance balance at beginning of period | 0 | 0 |
| Impairment charges | 0 | 0 |
| Impairment recoveries | 0 | 0 |
| Valuation allowance balance at end of period | 0 | 0 |
| Net carrying value at end of period | $1,346 | $2,045 |
| | | |
| Fair value of MSRs at end of period | $2,817 | $3,091 |
| | | |
| Unpaid principal balance of loans serviced for others | $354,016 | $329,476 |

The following table summarizes the key economic assumptions used to estimate the value of the MSRs at December 31:

| | 2008 | 2007 |
|---|---|---|
| Weighted-average life (in years) | 19.5 | 20.3 |
| Weighted-average constant prepayment rate (CPR) | 6.86% | 8.4% |
| Weighted-average discount rate | 3.34% | 5.26% |

The following table summarizes the key economic assumptions used to estimate the fair value of MSRs capitalized during the year:

| | 2008 | 2007 |
|---|---|---|
| Weighted-average life (in years) | 29.75 | 29.81 |
| Weighted-average constant prepayment rate (CPR) | 10.60% | 8.98% |
| Weighted-average discount rate | 5.12% | 5.40% |

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in noninterest deposits, were approximately $5.5 million and $6.0 million at December 31, 2008 and 2007, respectively.

Changes in the allowance for loan losses for the years ended December 31 are summarized as follows:

| (000's omitted) | 2008 | 2007 | 2006 |
|---|---|---|---|
| Balance at beginning of year | $36,427 | $36,313 | $32,581 |
| Provision for loan losses | 6,730 | 2,004 | 6,585 |
| Reserve on acquired loans | 2,157 | 747 | 3,218 |
| Charge-offs | (9,076) | (6,440) | (10,033) |
| Recoveries | 3,337 | 3,803 | 3,962 |
| Balance at end of year | $39,575 | $36,427 | $36,313 |

As of December 31, 2008 and 2007, the Company had impaired loans of $3,608,000 and $1,126,000, respectively. The specifically allocated allowance for loan loss recognized on these impaired loans was $470,000 and $423,000 at December 31, 2008 and 2007, respectively. For the years ended December 31, 2008 and 2007 the Company had average impaired loans of $2,701,000 and $1,190,000. Interest income recognized on these loans in 2008 and 2007 was $0 and $49,000, respectively. Included in total impaired loans at December 31, 2008 and 2007 were $1.0 million and $1.1 million of restructured loans.

**NOTE E: PREMISES AND EQUIPMENT**

Premises and equipment consist of the following at December 31:

| (000's omitted) | 2008 | 2007 |
|---|---|---|
| Land and land improvements | $12,044 | $10,755 |
| Bank premises owned | 70,998 | 69,155 |
| Equipment and construction in progress | 63,080 | 56,036 |
| Premises and equipment, gross | 146,122 | 135,946 |
| Less: Accumulated depreciation | (72,828) | (66,261) |
| Premises and equipment, net | $73,294 | $69,685 |

**NOTE F: INTANGIBLE ASSETS**

The gross carrying amount and accumulated amortization for each type of intangible asset are as follows:

| | As of December 31, 2008 | | | As of December 31, 2007 | | |
|---|---|---|---|---|---|---|
| (000's omitted) | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| *Amortizing intangible assets:* | | | | | | |
| Core deposit intangibles | $59,933 | ($37,593) | $22,340 | $66,368 | ($46,603) | $19,765 |
| Other intangibles | 7,882 | (2,747) | 5,135 | 3,923 | (1,921) | 2,002 |
| Total amortizing intangibles | 67,815 | (40,340) | 27,475 | 70,291 | (48,524) | 21,767 |
| *Nonamortizing intangible assets:* | | | | | | |
| Goodwill | 301,149 | 0 | 301,149 | 234,449 | 0 | 234,449 |
| Total intangible assets, net | $368,964 | ($40,340) | $328,624 | $304,740 | ($48,524) | $256,216 |

The performance of Nottingham (previously Elias Asset Management) weakened subsequent to its acquisition in 2000 as a result of adverse market conditions. Its operating performance stabilized in 2006 and improved in 2007 and early 2008, however, significant declines in the equity markets experienced in 2008 resulted in meaningful revenue declines. As a result management determined that a triggering event had occurred and the Nottingham goodwill was tested for impairment during the fourth quarter of 2008. Based on the goodwill valuation performed in the fourth quarter of 2008 the Company recognized an impairment charge and wrote down the carrying value of the goodwill by $1.7 million to $5.6 million. Additional declines in Nottingham's operating results may cause future impairment to its remaining goodwill balance. The remaining changes in the gross carrying amount of core deposit and goodwill relate to the 2008 acquisitions of Citizens and ABG, as well as minor adjustments to the intangible assets from prior acquisitions. No goodwill impairment adjustment was recognized in 2007. The estimated aggregate amortization expense for each of the five succeeding fiscal years ended December 31 is as follows:

| | |
|---|---|
| 2009 | $8,087 |
| 2010 | 5,801 |
| 2011 | 3,356 |
| 2012 | 2,792 |
| 2013 | 2,176 |
| Thereafter | 5,263 |
| Total | $27,475 |

**NOTE G: DEPOSITS**

Deposits consist of the following at December 31:

| (000's omitted) | 2008 | 2007 |
|---|---|---|
| Noninterest checking | $638,558 | $584,921 |
| Interest checking | 597,445 | 467,450 |
| Savings | 464,626 | 453,274 |
| Money market | 574,278 | 324,975 |
| Time | 1,425,905 | 1,397,844 |
| Total deposits | $3,700,812 | $3,228,464 |

The estimated fair value of deposits at December 31, 2008 and 2007 was approximately $3.6 billion and $3.1 billion, respectively. At December 31, 2008 and 2007, time certificates of deposit in denominations of $100,000 and greater totaled $329.3 million and $281.0 million respectively. The approximate maturities of time deposits at December 31, 2008 are as follows:

| (000's omitted) | Amount |
|---|---|
| 2009 | $1,088,812 |
| 2010 | 177,440 |
| 2011 | 41,924 |
| 2012 | 83,665 |
| 2013 | 33,558 |
| Thereafter | 506 |
| Total | $1,425,905 |

**NOTE H: BORROWINGS**

Outstanding borrowings at December 31 are as follows:

| (000's omitted) | 2008 | 2007 |
|---|---|---|
| Short-term borrowings: | | |
| Federal funds purchased | $0 | $27,285 |
| Federal Home Loan Bank advances | 414,976 | 432,972 |
| Commercial loans sold with recourse | 6 | 8 |
| Capital lease obligation | 40 | 37 |
| Subordinated debt held by unconsolidated subsidiary trusts | 0 | 25,774 |
| Total short-term borrowings | 415,022 | 486,076 |
| Long-term borrowings: | | |
| Federal Home Loan Bank advances | 345,495 | 341,221 |
| Commercial loans sold with recourse | 30 | 44 |
| Capital lease obligation | 11 | 37 |
| Subordinated debt held by unconsolidated subsidiary trusts, net of discount of $552 and $577 | 101,975 | 101,950 |
| Total long-term borrowings | 447,511 | 443,252 |
| Total borrowings | $862,533 | $929,328 |

The weighted-average interest rates on short-term borrowings for the years ended December 31, 2008 and 2007 were 4.05% and 4.35%, respectively. Federal Home Loan Bank advances are collateralized by a blanket lien on the Company's residential real estate loan portfolio and various investment securities.

Long-term borrowings at December 31, 2008 have maturity dates as follows:

| (000's omitted, except rate) | Notional Amount | Weighted - average Rate |
|---|---|---|
| January 19, 2010 | 312 | 3.35% |
| February 18, 2010 | 391 | 3.26% |
| April 14, 2010 (Callable) | 25,000 | 6.35% |
| November 18, 2010 | 1,000 | 5.09% |
| February 15, 2011 | 2 | 6.25% |
| July 15, 2012 | 9 | 4.30% |
| January 17, 2013 (Callable) | 792 | 4.00% |
| November 23, 2014 | 30 | 2.75% |
| May 19, 2016 (Callable) | 100,000 | 4.72% |
| October 11, 2016 (Callable) | 25,000 | 4.62% |
| October 11, 2016 (Callable) | 25,000 | 4.35% |
| December 21, 2017 (Callable) | 31,600 | 3.16% |
| December 21, 2017 (Callable) | 126,400 | 3.40% |
| January 25, 2018 (Callable) | 10,000 | 2.73% |
| July 31, 2031 | 24,655 | 7.00% |
| December 15, 2036 | 77,320 | 3.64% |
| Total | $447,511 | 4.12% |

Instruments noted above as callable are Federal Home Loan Bank advances. These advances have characteristics that include an initial lockout period, followed by a quarterly call option at the discretion of the Federal Home Loan Bank. The estimated fair value of long-term borrowings at December 31, 2008 and 2007 was approximately $456.3 million and $442.1 million, respectively.

The Company sponsors two business trusts, , Community Statutory Trust III, and Community Capital Trust IV of which 100% of the common stock is owned by the Company. The trusts were formed for the purpose of issuing company-obligated mandatorily redeemable preferred securities to third-party investors and investing the proceeds from the sale of such preferred securities solely in junior subordinated debt securities of the Company. The debentures held by each trust are the sole assets of that trust. Distributions on the preferred securities issued by each trust are payable semi-annually at a rate per annum equal to the interest rate being earned by the trust on the debentures held by that trust. The preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. The Company has entered into agreements which, taken collectively, fully and unconditionally guarantee the preferred securities subject to the terms of each of the guarantees. The terms of the preferred securities of each trust are as follows:

| | Issuance Date | Amount | Interest Rate | Maturity Date | Call Provision | Call Price |
|---|---|---|---|---|---|---|
| III | 7/31/2001 | 24,450 | 3 month LIBOR plus 3.58% (7.00%) | 7/31/2031 | 5 year beginning 2006 | 104.50% declining to par in 2011 |
| IV | 12/8/2006 | 75,000 | 3 month LIBOR plus 1.65% (3.64%) | 12/15/2036 | 5 year beginning 2012 | Par |

On December 8, 2006, the Company established Community Capital Trust IV, which completed the sale of $75 million of trust preferred securities. At the time of the offering, the Company also entered into an interest rate swap agreement to convert the variable rate trust preferred securities into fixed rate securities for a term of five years at a fixed rate of 6.43%. Additional interest expense of $1.2 million and lower interest expense of $0.5 million was recognized due to the interest rate swap agreement as of December 31, 2008 and 2007, respectively.

## NOTE I: INCOME TAXES

The provision for income taxes includes a $1.7 million benefit in 2008 and a $6.9 million benefit in 2007, related to the settlement and a related change in a position taken on certain previously unrecognized tax positions. The provision for income taxes for the years ended December 31 is as follows:

| (000's omitted) | 2008 | 2007 | 2006 |
|---|---|---|---|
| Current: | | | |
| Federal | $9,382 | $9,257 | $11,563 |
| State and other | (2,632) | (7,708) | 1,356 |
| Deferred: | | | |
| Federal | 3,438 | 152 | (1,198) |
| State and other | 561 | 590 | 199 |
| Provision for income taxes | $10,749 | $2,291 | $11,920 |

Components of the net deferred tax asset (liability), included in other liabilities, as of December 31 are as follows:

| (000's omitted) | 2008 | 2007 |
|---|---|---|
| Allowance for loan losses | $15,221 | $14,022 |
| Employee benefits | 6,463 | 3,053 |
| Pension | 7,239 | 5,996 |
| Interest rate swap | 2,585 | 864 |
| Debt extinguishment | 2,709 | 3,604 |
| Other | 294 | 875 |
| Deferred tax asset | 34,511 | 28,414 |
| | | |
| Investment securities | 10,119 | 9,715 |
| Intangible assets | 12,899 | 11,766 |
| Loan origination costs | 5,190 | 5,697 |
| Depreciation | 4,336 | 4,195 |
| Mortgage servicing rights | 518 | 788 |
| Deferred tax liability | 33,062 | 32,161 |
| Net deferred tax asset (liability) | $1,449 | ($3,747) |

The Company has determined that no valuation allowance is necessary as it is more likely than not that the gross deferred tax assets will be realized through carryback of future deductions to taxable income in prior years, future reversals of existing temporary differences, and through future taxable income.

A reconciliation of the differences between the federal statutory income tax rate and the effective tax rate for the years ended December 31 is shown in the following table:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Federal statutory income tax rate | 35.0% | 35.0% | 35.0% |
| Increase (reduction) in taxes resulting from: | | | |
| Tax-exempt interest | (12.7) | (14.6) | (14.0) |
| State income taxes, net of federal benefit | (2.3) | (15.7) | 0.1 |
| Other | (1.0) | 0.4 | 2.6 |
| Effective income tax rate | 19.0% | 5.1% | 23.7% |

The adoption of FIN 48 as of January 1, 2007 did not result in any change to the Company's liability for uncertain tax positions as of that date. A reconciliation of the unrecognized tax benefits for the years ended December 31 is shown in the following table:

| (000's omitted) | 2008 | 2007 |
|---|---|---|
| Unrecognized tax benefits at beginning of year | $2,701 | $9,235 |
| Changes related to: | | |
| Positions taken during the current year | 77 | 288 |
| Positions taken during a prior period | (1,400) | (5,141) |
| Settlements with taxing authorities | (225) | (1,366) |
| Lapse of statutes of limitation | (297) | (315) |
| Unrecognized tax benefits at end of year | $ 856 | $2,701 |

As of December 31, 2008, the total amount of unrecognized tax benefits that would impact the Company's effective tax rate if recognized is $0.9 million.

The Company's policy is to recognize interest and penalties related to unrecognized tax benefits in income taxes in the consolidated statement of income. The accrued interest related to tax positions was approximately $0.2 million and $0.9 million at December 31, 2008 and 2007, respectively.

The Company's federal and state income tax returns are routinely subject to examination from various governmental taxing authorities. Such examinations may result in challenges to the tax return treatment applied by the Company to specific transactions. Management believes that the assumptions and judgment used to record tax-related assets or liabilities have been appropriate. Future examinations by taxing authorities of the Company's federal or state tax returns could have a material impact on the Company's results of operations. The Company's federal income tax returns for years after 2004 may still be examined by the Internal Revenue Service. New York State income tax examinations are underway for years 2005 through 2007. It is not possible to estimate when those examinations may be completed.

It is reasonably possible that the amount of unrecognized tax benefits could change in the next twelve months as a result of the New York State examination and expiration of statutes of limitations on prior tax returns. The estimated range of change in unrecognized tax benefits is estimated to be between $0.2 million and $0.3 million.

**NOTE J: LIMITS ON DIVIDENDS AND OTHER REVENUE SOURCES**

The Company's ability to pay dividends to its shareholders is largely dependent on the Bank's ability to pay dividends to the Company. In addition to state law requirements and the capital requirements discussed below, the circumstances under which the Bank may pay dividends are limited by federal statutes, regulations, and policies. For example, as a national bank, the Bank must obtain the approval of the Office of the Comptroller of the Currency (OCC) for payments of dividends if the total of all dividends declared in any calendar year would exceed the total of the Bank's net profits, as defined by applicable regulations, for that year, combined with its retained net profits for the preceding two years. Furthermore, the Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting its losses and bad debts, as defined by applicable regulations. At December 31, 2008, the Bank had approximately $4,243,000 in undivided profits legally available for the payments of dividends.

In addition, the Federal Reserve Board and the OCC are authorized to determine under certain circumstances that the payment of dividends would be an unsafe or unsound practice and to prohibit payment of such dividends. The Federal Reserve Board has indicated that banking organizations should generally pay dividends only out of current operating earnings.

There are also statutory limits on the transfer of funds to the Company by its banking subsidiary, whether in the form of loans or other extensions of credit, investments or assets purchases. Such transfer by the Bank to the Company generally is limited in amount to 10% of the Bank's capital and surplus, or 20% in the aggregate. Furthermore, such loans and extensions of credit are required to be collateralized in specific amounts.

## NOTE K: BENEFIT PLANS

*Pension and post-retirement plans*

The Company provides a qualified defined benefit pension and other post-retirement health and life insurance benefits to qualified employees and retirees. As of December 31, 2007 the Ontario National Bank Retirement Plan and the Hand Benefits & Trust, Inc. Retirement Plan were merged into the Company's plan. Using a measurement date of December 31, the following table shows the funded status of the Company's plans reconciled with amounts reported in the Company's consolidated statements of condition:

| | Pension Benefits | | Post-retirement Benefits | |
|---|---|---|---|---|
| (000's omitted) | 2008 | 2007 | 2008 | 2007 |
| Change in benefit obligation: | | | | |
| Benefit obligation at the beginning of year | $56,026 | $51,390 | $9,827 | $9,298 |
| Service cost | 3,274 | 3,186 | 691 | 593 |
| Interest cost | 3,272 | 2,720 | 600 | 522 |
| Participant contributions | 0 | 0 | 572 | 481 |
| Plan amendment/merger | 25 | 3,977 | (354) | 0 |
| Deferred actuarial (gain) loss | 1,422 | (1,733) | (6) | (212) |
| Benefits paid | (4,062) | (3,514) | (866) | (855) |
| Benefit obligation at end of year | 59,957 | 56,026 | 10,464 | 9,827 |
| Change in plan assets: | | | | |
| Fair value of plan assets at beginning of year | 59,000 | 47,213 | 0 | 0 |
| Actual return of plan assets | (15,715) | 3,084 | 0 | 0 |
| Participant contributions | 0 | 0 | 572 | 481 |
| Employer contributions | 9,654 | 9,200 | 294 | 374 |
| Plan merger | 0 | 2,552 | 0 | 0 |
| Transfer of deferred compensation balances | 0 | 62 | 0 | 0 |
| Benefits paid | (3,734) | (3,111) | (866) | (855) |
| Fair value of plan assets at end of year | 49,205 | 59,000 | 0 | 0 |
| Funded status at year end | ($10,752) | $2,974 | ($10,464) | ($9,827) |
| Assets and liabilities recognized in the consolidated balance sheet were: | | | | |
| Other assets | $0 | $7,617 | $0 | $0 |
| Other liabilities | (10,752) | (4,643) | (10,464) | (9,827) |
| Amounts recognized in accumulated other comprehensive income ("AOCI") were: | | | | |
| Net loss | $33,335 | $11,815 | $1,875 | $2,007 |
| Net prior service cost | (488) | (784) | 302 | 761 |
| Net transition obligation | 0 | 0 | 164 | 205 |
| Pre-tax adjustment to AOCI | 32,847 | 11,031 | 2,341 | 2,973 |
| Taxes | (12,651) | (4,260) | (906) | (1,149) |
| Net adjustment to AOCI | $20,196 | $6,771 | $1,435 | $1,824 |

The Company has unfunded supplemental pension plans for certain key executives. The projected benefit obligation and accrued benefit cost included in the preceding table related to these plans was $4.8 million for 2008 and $4.6 million for 2007, respectively. The benefit obligation for the defined benefit pension plan was $55.2 million and $51.4 million as of December 31, 2008 and 2007 respectively.

Amounts recognized in accumulated other comprehensive income, net of tax, for the year ended December 31, are as follows:

| | Pension Benefits | | Post-retirement Benefits | |
|---|---|---|---|---|
| (000's omitted) | 2008 | 2007 | 2008 | 2007 |
| Prior service cost | $182 | $126 | ($283) | ($69) |
| Transition obligation | 0 | 0 | (25) | (26) |
| Net (gain) or loss | 13,243 | (1,119) | (81) | (209) |
| Total | $13,425 | ($993) | ($389) | ($304) |

The estimated costs, net of tax, that will be amortized from accumulated other comprehensive (income) loss into net periodic (income) cost over the next fiscal year are as follows:

| (000's omitted) | Pension Benefits | Post-retirement Benefits |
|---|---|---|
| Prior service cost | ($118) | $53 |
| Transition obligation | 0 | 41 |
| Net (gain) or loss | 2,633 | 71 |
| Total | $2,515 | $165 |

The weighted-average assumptions used to determine the benefit obligations as of December 31 are as follows:

| | Pension Benefits | | Post-retirement Benefits | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Discount rate | 6.10% | 6.10% | 6.10% | 6.10% |
| Expected return on plan assets | 8.00% | 8.00% | N/A | N/A |
| Rate of compensation increase | 4.00% | 4.00% | N/A | N/A |

The net periodic benefit cost as of December 31 is as follows:

| | Pension Benefits | | | Post-retirement Benefits | | |
|---|---|---|---|---|---|---|
| (000's omitted) | 2008 | 2007 | 2006 | 2008 | 2007 | 2006 |
| Service cost | $3,114 | $3,186 | $2,920 | $691 | $593 | $521 |
| Interest cost | 3,272 | 3,014 | 2,537 | 600 | 523 | 474 |
| Expected return on plan assets | (4,817) | (4,340) | (3,309) | 0 | 0 | 0 |
| Amortization of unrecognized net loss | 533 | 1,101 | 1,163 | 93 | 118 | 107 |
| Amortization of prior service cost | (110) | (69) | (31) | 105 | 110 | 110 |
| Amortization of transition (asset) obligation | 0 | 0 | 0 | 41 | 41 | 41 |
| Net periodic benefit cost | $1,992 | $2,892 | $3,280 | $1,530 | $1,385 | $1,253 |

Prior service costs in which all or almost all of the plan's participants are fully eligible for benefits under the plan are amortized on a straight-line basis over the expected future working years of all active plan participants. Prior service costs associated with transferring individual nonqualified plans are amortized on a straight-line basis over a three-year period. Unrecognized gains or losses are amortized using the "corridor approach", which is the minimum amortization required by Statement of Financial Accounting Standards No. 87. Under the corridor approach, the net gain or loss in excess of 10 percent of the greater of the projected benefit obligation or the market-related value of the assets is amortized on a straight-line basis over the expected future working years of all active plan participants.

The weighted-average assumptions used to determine the net periodic pension cost for the years ended December 31 are as follows:

| | Pension Benefits | | | Post-retirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2008 | 2007 | 2006 |
| Discount rate | 6.10% | 5.60% | 5.60% | 6.10% | 5.60% | 5.60% |
| Expected return on plan assets | 8.00% | 8.00% | 8.00% | N/A | N/A | N/A |
| Rate of compensation increase | 4.00% | 4.00% | 4.00% | N/A | N/A | N/A |

The amount of benefit payments that are expected to be paid over the next ten years are as follows:

| (000's omitted) | Pension Benefits | Post-retirement Benefits |
|---|---|---|
| 2009 | $4,544 | $536 |
| 2010 | 4,620 | 620 |
| 2011 | 5,681 | 695 |
| 2012 | 5,591 | 745 |
| 2013 | 5,851 | 789 |
| 2014-2018 | 30,478 | 4,772 |

The payments reflect future service and are based on various assumptions including retirement age and form of payment (lump-sum versus annuity). Actual results may differ from these estimates.

The assumed discount rate is used to reflect the time value of future benefit obligations. The discount rate was determined based upon the yield on high-quality fixed income investments expected to be available during the period to maturity of the pension benefits. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company's obligation and future expense while an increase would have the opposite effect. The expected long-term rate of return was estimated by taking into consideration asset allocation, reviewing historical returns on the type of assets held and current economic factors. The appropriateness of the assumptions is reviewed annually.

The asset allocation for the defined benefit pension plan as of December 31, by asset category, is as follows:

| | 2008 | 2007 |
|---|---|---|
| Equity securities | 63% | 70% |
| Debt securities | 17% | 25% |
| Alternative investments | 5% | 0% |
| Cash | 15% | 5% |
| Total | 100% | 100% |

Plan assets included $2,561,000 (5%) and $3,533,000 (6%) of Community Bank System, Inc. stock at December 31, 2008 and 2007, respectively.

The investment objective for the defined benefit pension plan is to achieve an average annual total return over a five-year period equal to the assumed rate of return used in the actuarial calculations. At a minimum performance level, the portfolio should earn the return obtainable on high quality intermediate-term bonds. The Company's perspective regarding portfolio assets combines both preservation of capital and moderate risk-taking. Asset allocation favors equities, with a target allocation of approximately 60% equity securities and 40% fixed income securities. In order to diversify the risk within the pension portfolio, the pension committee authorized the purchase of up to 15% of the assets may be in alternative investments, which are primarily hedge funds. No more than 10% of the portfolio can be in stock of the Company. Due to the volatility in the market, the target allocation is not always desirable and asset allocations will fluctuate between acceptable ranges. Prohibited transactions include purchase of securities on margin, uncovered call options, and short sale transactions.

The Company makes contributions to its funded qualified pension plan as required by government regulation or as deemed appropriate by management after considering the fair value of plan assets, expected return on such assets, and the value of the accumulated benefit obligation. The Company expects to make a contribution of $15 million to its defined benefit pension plan during 2009. The Company funds the payment of benefit obligations for the supplemental pension and post-retirement plans because such plans do not hold assets for investment.

TLNB participated in a multi-employer tax qualified defined benefit pension plan. All employees of TLNB who met minimum service requirements participated in the plan. Contributions for 2008 and 2007 were $35,000 and $57,000, respectively.

The assumed health care cost trend rate used in the post-retirement health plan at December 31, 2008 was 8.25% for the pre-65 participants and 7.00% for the post-65 participants for medical costs and 10.00% for prescription drugs. The rate to which the cost trend rate is assumed to decline (the ultimate trend rate) and the year that the rate reaches the ultimate trend rate is 5.0% and 2015, respectively.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point increase in the trend rate would increase the service and interest cost components by $69,000 and increase the benefit obligation by $405,000. A one-percentage-point decrease in the trend rate would decrease the service and interest cost components by $63,000 and decrease the benefit obligation by $370,000.

*401(k) Employee Stock Ownership Plan*

The Company has a 401(k) Employee Stock Ownership Plan in which employees can contribute from 1% to 90% of eligible compensation, with the first 1% being eligible for a 100% matching contribution in the form of Company common stock and the next 5% being eligible for a 50% matching contributions in the form of Company common stock. The Plan also permits the Company to distribute a discretionary profit-sharing component in the form of Company common stock to all participants except certain executive employees. The expense recognized under this plan for the years ended December 31, 2008, 2007 and 2006 was $2,395,000, $1,821,000 and $1,750,000, respectively.

*Deferred Compensation Plan for Certain Executive Employees*
The Company has a Deferred Compensation Plan for Certain Executive Employees in which participants may contribute up to 15% of their eligible compensation less any amounts contributed to the 401(k) Employee Stock Ownership Plan. Any discretionary profit-sharing amounts that the executive receives from the Company must be contributed to the Deferred Compensation Plan. The expense recognized under this plan for the years ended December 31, 2008, 2007 and 2006 was $59,000, $58,000 and $71,000, respectively.

*Other Deferred Compensation Arrangements*
In addition to the supplemental pension plans for certain executives, the Company has nonqualified deferred compensation arrangements for several former directors, officers and key employees. All benefits provided under these plans are unfunded and payments to plan participants are made by the Company. At December 31, 2008 and 2007, the Company has recorded a liability of $6,103,000 and $6,823,000, respectively. The expense recognized under these plans for the years ended December 31, 2008, 2007, and 2006 was $6,000, $673,000 and $934,000, respectively.

*Deferred Compensation Plan for Directors*
Directors may defer all or a portion of their director fees under the Deferred Compensation Plan for Directors. Under this plan, there is a separate account for each participating director which is credited with the amount of shares which could have been purchased with the director's fees as well as any dividends on such shares. On the distribution date, the director will receive common stock equal to the accumulated share balance in his account. As of December 31, 2008 and 2007, there were 98,957 and 90,359 shares credited to the participants' accounts, for which a liability of $1,914,000 and $1,702,000 was accrued, respectively. The expense recognized under the plan for the years ended December 31, 2008, 2007 and 2006, was $404,000, $256,000, and $251,000, respectively.

*Director Stock Balance Plan*
The Company has a Stock Balance Plan for nonemployee directors who have completed six months of service. The Plan is a nonqualified, noncontributory defined benefit plan. The Plan provides benefits for service prior to January 1, 1996 based on a predetermined formula and benefits for service after January 1, 1996 based on the performance of the Company's common stock. Participants become fully vested after six years of service. The directors can elect to receive offset stock options that may reduce the Company's liability under the Plan. These options vest immediately and expire one year after the date the director retires or two years in the event of death. Benefits are payable in the form of cash and/or Company stock (as elected by the director) on January 1st of the year after the director retires from the Board. As of December 31, 2008 and 2007, the accrued liability was $776,000 and $439,000, respectively. The expense recognized under this plan for the years ended December 31, 2008, 2007 and 2006, was $71,000, $17,000 and $50,000, respectively. The expense and related liability were calculated using a dividend rate of 3.00%, stock price appreciation of 6.00%, and a discount rate of 6.1% for 2008, and 6.1% for 2007, and 5.6% for 2006.

## NOTE L: STOCK-BASED COMPENSATION PLANS

The Company has a long-term incentive program for directors, officers and employees. Under this program, the Company authorized 4,000,000 shares of Company common stock for the grant of incentive stock options, nonqualified stock options, restricted stock awards, retroactive stock appreciation rights. As of December 31, 2008, the Company has authorization to grant up to 2,192,250 additional shares of Company common stock for these instruments. The nonqualified (offset) stock options in its Director's Stock Balance Plan vest and become exercisable immediately and expire one year after the date the director retires or two years in the event of death. The remaining options have a ten-year term, and vest and become exercisable on a grant-by-grant basis, ranging from immediate vesting to ratably over a five-year period.

Activity in this long-term incentive program is as follows:

| | Stock Options | |
|---|---|---|
| | Outstanding | Weighted-average Exercise Price of Shares |
| Outstanding at December 31, 2006 | 2,574,963 | $19.54 |
| Granted | 349,927 | 22.83 |
| Exercised | (176,935) | 15.01 |
| Forfeited | (26,676) | 23.44 |
| Outstanding at December 31, 2007 | 2,721,279 | 20.22 |
| Granted | 363,991 | 18.19 |
| Exercised | (388,491) | 17.50 |
| Forfeited | (30,526) | 16.93 |
| Outstanding at December 31, 2008 | 2,666,253 | $20.38 |
| Exercisable at December 31, 2008 | 1,764,679 | $19.73 |

The following table summarizes the information about stock options outstanding under the Company's stock option plan at December 31, 2008:

| | Options outstanding | | | Options exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Price | Shares | Weighted - average Exercise Price | Weighted- average Remaining Life (years) | Shares | Weighted - average Exercise Price |
| $0.00 – $10.328 | 17,139 | $9.20 | 1.3 | 17,139 | $9.20 |
| $10.328 – $12.910 | 203,656 | 12.19 | 1.8 | 203,656 | 12.19 |
| $12.910 – $15.492 | 161,306 | 13.14 | 3.0 | 161,306 | 13.14 |
| $15.492 – $18.074 | 358,979 | 16.37 | 5.6 | 358,979 | 16.37 |
| $18.074 – $20.656 | 386,869 | 18.19 | 8.8 | 63,734 | 18.38 |
| $20.656 – $23.238 | 488,494 | 22.95 | 8.4 | 226,238 | 22.97 |
| $23.238 – $25.820 | 1,049,810 | 24.24 | 6.1 | 733,627 | 24.29 |
| TOTAL | 2,666,253 | $20.38 | 6.3 | 1,764,679 | $19.73 |

The weighted-average remaining contractual term of outstanding and exercisable stock options at December 31, 2008 is 6.3 years and 5.5 years, respectively. The aggregate intrinsic value of outstanding and exercisable stock options at December 31, 2008 is $10.9 million and $8.3 million, respectively.

The Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS 123(R)"), on January 1, 2006 using the modified prospective method. Under this method, awards that are granted, modified, or settled after December 31, 2005, are measured and accounted for in accordance with SFAS 123(R). Also under this method, expense is recognized for unvested awards that were granted prior to January 1, 2006, based upon the fair value determined at the grant date under SFAS 123(R). Stock based compensation expense is recognized ratably over the requisite service period for all awards. Prior to the adoption of SFAS 123(R), the Company accounted for stock compensation under the intrinsic value method permitted by Accounting Principles Board Opinion No 25, *Accounting for Stock Issued to Employees* ("APB No. 25") and related interpretations. Accordingly, the Company previously recognized no compensation cost for employee stock options that were granted with an exercise price equal to the market value of the underlying common stock on the date of grant.

As a result of applying the provisions of SFAS 123(R), the Company recognized stock-based compensation expense related to incentive and non-qualified stock options of $2.0 million and $2.2 million for the years ended December 31, 2008 and 2007, respectively. A related income tax benefit was recognized of $525,000 and $472,000 for the 2008 and 2007 years, respectively. Compensation expense related to restricted stock vesting recognized in the income statement for 2008 and 2007 was $585,000 and $300,000, respectively.

Management estimated the fair value of options granted using the Black-Scholes option-pricing model. This model was originally developed to estimate the fair value of exchange-traded equity options, which (unlike employee stock options) have no vesting period or transferability restrictions. As a result, the Black-Scholes model is not necessarily a precise indicator of the value of an option, but it is commonly used for this purpose. The Black-Scholes model requires several assumptions, which management developed based on historical trends and current market observations.

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Weighted-average Fair Value of Options Granted | $4.48 | $6.14 | $6.10 |
| Assumptions: | | | |
| Weighted-average expected life (in years) | 7.74 | 7.89 | 7.78 |
| Future dividend yield | 3.00% | 3.00% | 3.00% |
| Share price volatility | 26.85% | 26.15% | 26.46% |
| Weighted-average risk-free interest rate | 3.70% | 4.87% | 4.37% |

Unrecognized stock based compensation expense related to non-vested stock options totaled $3.3 million at December 31, 2008, which will be recognized as expense over the next five years. The weighted-average period over which this unrecognized expense would be recognized is 2.8 years. The total fair value of shares vested during 2008, 2007, and 2006 were $1.6 million, $1.9 million and $1.7 million, respectively.

During the twelve months ended December 31, 2008 and 2007, proceeds from stock option exercises totaled $6.8 million and $2.7 million, respectively, and the related windfall tax benefits from exercise were approximately $927,000 and $410,000, respectively. During the twelve months ended December 31, 2008 and 2007, 388,491 and 176,935 shares, respectively, were issued in connection with stock option exercise. All shares issued were new shares issued from available authorized shares. The total intrinsic value of options exercised during 2008, 2007 and 2006 were $3.0 million, $1.2 million and $2.8 million, respectively.

A summary of the status of the Company's unvested stock awards as of December 31, 2008, and changes during the twelve months ended December 31, 2008, is presented below:

| | Restricted Shares | Weighted-average grant date fair value |
|---|---|---|
| Unvested at January 1, 2007 | 9,443 | $23.56 |
| Awards | 54,238 | 22.60 |
| Cancellations | (1,624) | 22.97 |
| Vestings | (4,817) | 22.77 |
| Unvested at December 31, 2007 | 57,240 | $22.73 |
| Awards | 83,914 | 18.31 |
| Cancellations | (2,555) | 19.14 |
| Vestings | (16,423) | 22.96 |
| Unvested at December 31, 2008 | 122,176 | $19.74 |

## NOTE M: EARNINGS PER SHARE

The following is a reconciliation of basic to diluted earnings per share for the years ended December 31:

| (000's omitted, except per share data) | Income | Shares | Per Share Amount |
|---|---|---|---|
| *Year Ended December 31, 2008* | | | |
| Basic EPS | $45,940 | 30,496 | $1.51 |
| Common stock equivalents | | 330 | |
| Diluted EPS | $45,940 | 30,826 | $1.49 |
| *Year Ended December 31, 2007* | | | |
| Basic EPS | $42,891 | 29,918 | $1.43 |
| Common stock equivalents | | 314 | |
| Diluted EPS | $42,891 | 30,232 | $1.42 |
| *Year Ended December 31, 2006* | | | |
| Basic EPS | $38,377 | 29,976 | $1.28 |
| Common stock equivalents | | 416 | |
| Diluted EPS | $38,377 | 30,392 | $1.26 |

There were approximately 1.5 million, 1.7 million, and 1.4 million anti-dilutive stock options outstanding for the years ended December 31, 2008, 2007 and 2006, respectively.

## NOTE N: COMMITMENTS, CONTINGENT LIABILITIES AND RESTRICTIONS

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to customers, generally having fixed expiration dates or other termination clauses that may require payment of a fee. These commitments consist principally of unused commercial and consumer credit lines. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of an underlying contract with a third party. The credit risks associated with commitments to extend credit and standby letters of credit are essentially the same as that involved with extending loans to customers and are subject to normal credit policies. Collateral may be obtained based on management's assessment of the customer's creditworthiness. The fair value of the standby letters of credit is immaterial for disclosure in accordance with FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. The contract amount of commitment and contingencies is as follows:

| (000's omitted) | 2008 | 2007 |
|---|---|---|
| Commitments to extend credit | $523,017 | $482,517 |
| Standby letters of credit | 13,209 | 10,121 |
| Total | $536,226 | $492,638 |

The Company has unused lines of credit of $100.0 million at December 31, 2008. The Company has unused borrowing capacity of approximately $327.7 million through collateralized transactions with the Federal Home Loan Bank and $12.5 million through collateralized transactions with the Federal Reserve Bank.

The Company is required to maintain a reserve balance, as established by the Federal Reserve Bank of New York. The required average total reserve for the 14-day maintenance period of December 18, 2008 through December 31, 2008 was $59.7 million of which $2.0 million was required to be on deposit with the Federal Reserve Bank of New York. The remaining, $57.7 million, was represented by cash on hand.

## NOTE O: LEASES

The Company leases buildings and office space under agreements that expire in various years. Rental expense included in operating expenses amounted to $3.6 million, $3.0 million and $2.7 million in 2008, 2007 and 2006, respectively. The future minimum rental commitments as of December 31, 2008 for all noncancelable operating leases are as follows:

| | |
|---|---|
| 2009 | $3,851 |
| 2010 | 3,423 |
| 2011 | 2,932 |
| 2012 | 2,477 |
| 2013 | 2.031 |
| Thereafter | 6,112 |
| Total | $20,826 |

## NOTE P: REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum total core capital to risk-weighted assets of 8%, and Tier I capital to risk-weighted assets and Tier I capital to average assets of 4%. Management believes, as of December 31, 2008, that the Company and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2008 and 2007, the most recent notification from the Office of the Comptroller of the Currency categorized the Company and Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Company and Bank must maintain minimum total core capital to risk-weighted assets of 10%, Tier I capital to risk-weighted assets of 6% and Tier I capital to average assets of 5%. There are no conditions or events since that notification that management believes have changed the institution's category. In addition, there were no significant capital requirements imposed or agreed to during the regulatory approval process of any of our acquisitions.

The capital ratios and amounts of the Company and the Bank as of December 31 are presented below:

| | 2008 | | 2007 | |
|---|---|---|---|---|
| (000's omitted) | Company | Bank | Company | Bank |
| Tier 1 capital to average assets | | | | |
| Amount | $342,071 | $288,612 | $344,436 | $281,354 |
| Ratio | 7.22% | 6.11% | 7.77% | 6.37% |
| Minimum required amount | $189,452 | $188,917 | $177,297 | $176,811 |
| Tier 1 capital to risk-weighted assets | | | | |
| Amount | $342,071 | $288,612 | $344,436 | $281,354 |
| Ratio | 11.28% | 9.55% | 12.80% | 10.48% |
| Minimum required amount | $121,304 | $120,830 | $107,637 | $107,417 |
| Total core capital to risk-weighted assets | | | | |
| Amount | $380,003 | $326,397 | $378,107 | $314,957 |
| Ratio | 12.53% | 10.81% | 14.05% | 11.73% |
| Minimum required amount | $242,609 | $241,660 | $215,275 | $214,835 |

## NOTE Q: PARENT COMPANY STATEMENTS

The condensed balance sheets of the parent company at December 31 is as follows:

| (000's omitted) | 2008 | 2007 |
|---|---|---|
| Assets: | | |
| Cash and cash equivalents | $46,704 | $51,228 |
| Investment securities | 3,489 | 4,317 |
| Investment in and advances to subsidiaries | 603,751 | 548,094 |
| Other assets | 8,298 | 16,293 |
| Total assets | $662,242 | $619,932 |
| | | |
| Liabilities and shareholders' equity: | | |
| Accrued interest and other liabilities | $15,616 | $13,424 |
| Borrowings | 101,975 | 127,724 |
| Shareholders' equity | 544,651 | 478,784 |
| Total liabilities and shareholders' equity | $662,242 | $619,932 |

The condensed statements of income of the parent company for the years ended December 31 is as follows:

| (000's omitted) | 2008 | 2007 | 2006 |
|---|---|---|---|
| Revenues: | | | |
| Dividends from subsidiaries | $44,000 | $43,000 | $39,750 |
| Interest and dividends on investments | 246 | 385 | 236 |
| Gain on sale of fixed asset | 0 | 26 | 204 |
| Other income | 26 | 11 | 24 |
| Total revenues | 44,272 | 43,422 | 40,214 |
| | | | |
| Expenses: | | | |
| Interest on long-term notes and debentures | 6,904 | 9,973 | 8,441 |
| Loss on early debt extinguishments | 0 | 2,128 | 1,498 |
| Other expenses | 106 | 100 | 124 |
| Total expenses | 7,010 | 12,201 | 10,063 |
| | | | |
| Income before tax benefit and equity in undistributed net income of subsidiaries | 37,262 | 31,221 | 30,151 |
| Income tax benefit | 3,874 | 12,629 | 2,299 |
| Income before equity in undistributed net income (loss) of subsidiaries | 41,136 | 43,850 | 32,450 |
| Equity in undistributed net income (loss) of subsidiaries | 4,804 | (959) | 5,927 |
| Net income | $45,940 | $42,891 | $38,377 |

The statements of cash flows of the parent company for the years ended December 31 is as follows:

| (000's omitted) | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Operating activities:** | | | |
| Net income | $45,940 | $42,891 | $38,377 |
| Gain on sale of fixed assets/investment securities | (558) | (24) | (204) |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Equity in undistributed net (income) loss of subsidiaries | (4,804) | 959 | (5,927) |
| Net change in other assets and other liabilities | 7,670 | (10,483) | 4,096 |
| Net cash provided by operating activities | 48,248 | 33,343 | 36,342 |
| **Investing activities:** | | | |
| Purchase of investment securities | 0 | 0 | (2,423) |
| Proceeds from sale of investment securities | 816 | 1,009 | 0 |
| Proceeds from sale of fixed assets | 0 | 180 | 260 |
| Advances to subsidiaries | (1,820) | (1,600) | 0 |
| Capital contributions to subsidiaries | (59,839) | 0 | (24,000) |
| Net cash used in investing activities | (60,843) | (411) | (26,163) |
| **Financing activities:** | | | |
| Net change in long-term borrowings | (25,774) | (30,928) | 77,320 |
| Issuance of common stock | 59,212 | 4,713 | 4,571 |
| Purchase of treasury stock | 0 | (12,012) | (5,542) |
| Cash dividends paid | (25,367) | (24,231) | (23,021) |
| Net cash (used) provided by financing activities | 8,071 | (62,458) | 53,328 |
| Change in cash and cash equivalents | (4,524) | (29,526) | 63,507 |
| Cash and cash equivalents at beginning of year | 51,228 | 80,754 | 17,247 |
| **Cash and cash equivalents at end of year** | $46,704 | $51,228 | $80,754 |
| **Supplemental disclosures of cash flow information:** | | | |
| Cash paid for interest | $8,019 | $11,903 | $7,814 |
| **Supplemental disclosures of noncash financing activities** | | | |
| Dividends declared and unpaid | $7,179 | $6,239 | $5,989 |

## NOTE R: FAIR VALUE

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements* (SFAS 157) and SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159). SFAS 159 allows entities an irrevocable option to measure certain financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The implementation of this standard did not have a material impact on the Company's consolidated financial position or results of operations.

SFAS 157 establishes a common definition for fair value to be applied to generally accepted accounting principals requiring the use of fair value, establishes a framework for measuring fair value and expands disclosure about such fair value instruments. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). It also classifies the inputs used to measure fair value into the following hierarchy:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Quoted prices in active markets for similar assets or liabilities, or quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.
- Level 3 – Significant valuation assumptions not readily observable in a market.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The following tables set forth the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008:

| (000's omitted) | Level 1 | Level 2 | Level 3 | Total Fair Value |
|---|---|---|---|---|
| Available-for-sale investment securities | $1,035 | $1,211,617 | $51,030 | $1,263,682 |
| Derivative assets/(liabilities), net | - | (6,721) | - | (6,721) |
| Total | $1,035 | $1,204,896 | $51,030 | $1,256,961 |

The valuation techniques used to measure fair value for the items in the table above are as follows:

- Available for sale investment securities – The fair value of available for sale investment securities is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using quoted market prices for similar securities or model-based valuation techniques. Level 1 securities include U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets. Level 2 securities include mortgage-backed securities issued by government-sponsored entities, municipal securities and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets. The value of these instruments is determined using pricing models or similar techniques as well as significant judgment or estimation.
- Derivative assets and liabilities – The fair value of derivative instruments traded in over-the-counter markets where quoted market prices are not readily available, are measured using models for which the significant assumptions such as yield curves and option volatilities are market observable.

The changes in Level 3 assets measured at fair value on a recurring basis are summarized in the following table:

| (000's omitted) | AFS investments |
|---|---|
| Balance at September 30, 2008 | $51,485 |
| Total gains included in earnings (a) | 23 |
| Total losses included in other comprehensive income | (229) |
| Purchases | 6 |
| Payments received | (255) |
| Balance at December 31, 2008 | $51,030 |

| (000's omitted) | AFS investments |
|---|---|
| Balance at January 1, 2008 | $73,442 |
| Total gains included in earnings (a) | 67 |
| Total losses included in other comprehensive income | (21,881) |
| Purchases | 40 |
| Payments received | (638) |
| Balance at December 31, 2008 | $51,030 |

(a) Included in gain (loss) on sales of investment securities and relate to securities still held at December 31, 2008.

Loans are generally not recorded at fair value on a recurring basis. Periodically, the Company records nonrecurring adjustments to the carrying value of loans based on fair value measurements for partial charge-offs of the uncollectible portions of those loans. Nonrecurring adjustments also include certain impairment amounts for collateral-dependent loans calculated in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," when establishing the allowance for credit losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan and, as a result, the carrying value of the loan less the calculated valuation amount does not necessarily represent the fair value of the loan. Real estate collateral is typically valued using independent appraisals or other indications of value based on recent comparable sales of similar properties or assumptions generally observable in the marketplace and the related nonrecurring fair value measurement adjustments have generally been classified as Level 2. Estimates of fair value used for other collateral supporting commercial loans generally are based on assumptions not observable in the marketplace and, therefore, such valuations have been classified as Level 3. Loans subject to nonrecurring fair value measurement had a gross carrying amount of $1,029,000, with an associated valuation allowance of $179,000 for a fair value of $850,000 at December 31, 2008. These loans were classified as a Level 3 valuation. The Company recorded goodwill impairment charges of $1.7 million as of December 31, 2008, as determined based on Level 3 inputs. See Note F, "Intangible Assets," for additional information on goodwill impairment.

## NOTE S: SEGMENT INFORMATION

Statement of Financial Accounting Standards No. 131 (SFAS 131), *Disclosures about Segments of an Enterprise and Related Information* has established standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. Operating segments are components of an enterprise, which are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company's chief operating decision maker is the President and Chief Executive Officer of the Company.

The Company has identified Banking as its reportable operating business segment. The banking segment provides full-service banking to consumers, businesses and governmental units in northern, central and western New York as well as Northern Pennsylvania.

Immaterial operating segments of the Company's operations, which do not have similar characteristics to the banking segment and do not meet the quantitative thresholds requiring disclosure, are included in the Other category. Revenues derived from these segments includes administration, consulting and actuarial services to sponsors of employee benefit plans, broker-dealer and investment advisory services, asset management services to individuals, corporate pension and profit sharing plans, trust services and insurance commissions from various insurance related products and services. The accounting policies used in the disclosure of business segments are the same as those described in the summary of significant accounting policies (See note A).

Information about reportable segments and reconciliation of the information to the consolidated financial statements follows:

| (000's omitted) | Banking | Other | Consolidated Total |
|---|---|---|---|
| **2008** | | | |
| Net interest income | $148,348 | $ 159 | $148,507 |
| Provision for loan losses | 6,730 | 0 | 6,730 |
| Noninterest income excluding loss on investment securities and debt extinguishments | 37,625 | 35,619 | 73,244 |
| Loss on investment securities and debt extinguishments | 230 | 0 | 230 |
| Amortization of intangible assets | 6,143 | 763 | 6,906 |
| Goodwill impairment | 0 | 1,745 | 1,745 |
| Other operating expenses | 121,954 | 27,957 | 149,911 |
| Income before income taxes | $ 51,376 | $ 5,313 | $ 56,689 |
| Assets | $5,148,939 | $25,613 | $5,174,552 |
| Goodwill | $287,964 | $13,185 | $301,149 |
| **2007** | | | |
| Net interest income | $135,530 | $ 444 | $135,974 |
| Provision for loan losses | 2,004 | 0 | 2,004 |
| Noninterest income excluding loss on investment securities and debt extinguishments | 34,952 | 28,308 | 63,260 |
| Loss on investment securities and debt extinguishments | (9,972) | (2) | (9,974) |
| Amortization of intangible assets | 5,917 | 352 | 6,269 |
| Other operating expenses | 113,379 | 22,426 | 135,805 |
| Income before income taxes | $ 39,210 | $ 5,972 | $ 45,182 |
| Assets | $4,676,129 | $21,373 | $4,697,502 |
| Goodwill | $221,224 | $13,225 | $234,449 |
| **2006** | | | |
| Net interest income | $134,385 | $ 424 | $134,809 |
| Provision for loan losses | 6,585 | 0 | 6,585 |
| Noninterest income excluding gain on investment securities and debt extinguishments | 30,786 | 20,893 | 51,679 |
| Gain on investment securities and debt extinguishments | (2,403) | 0 | (2,403) |
| Amortization of intangible assets | 5,672 | 355 | 6,027 |
| Other operating expenses | 104,591 | 16,585 | 121,176 |
| Income before income taxes | $ 45,920 | $ 4,377 | $ 50,297 |
| Assets | $4,482,030 | $15,767 | $4,497,797 |
| Goodwill | $208,954 | $11,336 | $220,290 |

**Report on Internal Control Over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a – 15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation management concluded that our internal control over financial reporting was effective as of December 31, 2008. Additionally, there were no changes in internal control during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The consolidated financial statements of the Company have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm that was engaged to express an opinion as to the fairness of presentation of such financial statements. PricewaterhouseCoopers LLP was also engaged to assess the effectiveness of the Company's internal control over financial reporting. The report of PricewaterhouseCoopers LLP follows this report.

Community Bank System, Inc.

By: /s/ Mark E. Tryniski
Mark E. Tryniski,
President, Chief Executive Officer and Director

By: /s/ Scott Kingsley
Scott Kingsley,
Treasurer and Chief Financial Officer

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders of
Community Bank System, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Community Bank System, Inc. and its subsidiaries (the "Company") at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers LLP

Buffalo, New York
March 13, 2009

## TWO YEAR SELECTED QUARTERLY DATA (Unaudited)

| **2008 Results**<br>(000's omitted, except per share data) | 4th Quarter | 3rd Quarter | 2nd Quarter | 1st Quarter | Total |
|---|---|---|---|---|---|
| Net interest income | $40,396 | $37,073 | $35,440 | $35,598 | $148,507 |
| Provision for loan losses | 2,395 | 1,985 | 1,570 | 780 | 6,730 |
| Net interest income after provision for loan losses | 38,001 | 35,088 | 33,870 | 34,818 | 141,777 |
| Noninterest income | 18,824 | 19,383 | 17,649 | 17,618 | 73,474 |
| Operating expenses | 43,977 | 39,256 | 36,955 | 38,374 | 158,562 |
| Income before income taxes | 12,848 | 15,215 | 14,564 | 14,062 | 56,689 |
| Income taxes | 879 | 3,429 | 3,277 | 3,164 | 10,749 |
| Net income | $11,969 | $11,786 | $11,287 | $10,898 | $45,940 |
| Basic earnings per share | $0.37 | $0.39 | $0.38 | $0.37 | $1.51 |
| Diluted earnings per share | $0.37 | $0.39 | $0.37 | $0.36 | $1.49 |

| **2007 Results**<br>(000's omitted, except per share data) | 4th Quarter | 3rd Quarter | 2nd Quarter | 1st Quarter | Total |
|---|---|---|---|---|---|
| Net interest income | $34,989 | $34,280 | $33,338 | $33,367 | $135,974 |
| Provision for loan losses | 880 | 510 | 414 | 200 | 2,004 |
| Net interest income after provision for loan losses | 34,109 | 33,770 | 32,924 | 33,167 | 133,970 |
| Noninterest income | 7,217 | 17,572 | 15,018 | 13,479 | 53,286 |
| Operating expenses | 37,258 | 36,765 | 34,132 | 33,919 | 142,074 |
| Income before income taxes | 4,068 | 14,577 | 13,810 | 12,727 | 45,182 |
| Income taxes | (7,779) | 3,548 | 3,451 | 3,071 | 2,291 |
| Net income | $11,847 | $11,029 | $10,359 | $9,656 | $42,891 |
| Basic earnings per share | $0.40 | $0.37 | $0.34 | $0.32 | $ 1.43 |
| Diluted earnings per share | $0.39 | $0.37 | $0.34 | $0.32 | $ 1.42 |

***Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None

***Item 9A. Controls and Procedures***

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a - 15(e) under the Securities Exchange Act of 1934. Based upon this evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report. Management's annual report on internal control over financial reporting is included under the heading "Report on Internal Control Over Financial Reporting" at Item 8 of this Annual Report on Form 10-K. The attestation report of the registered public accounting firm is included under the heading "Report of the Independent Registered Public Accounting Firm" at Item 8 of this Annual Report on Form 10-K.

The Company continually assesses the adequacy of its internal control over financial reporting and enhances its controls in response to internal control assessments, and internal and external audit and regulatory recommendations. No change in internal control over financial reporting during the quarter ended December 31, 2008 or through the date of this Annual Report on Form 10-K have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

***Item 9B. Other Information***

None

# Part III

***Item 10. Directors, Executive Officers and Corporate Governance***

The information concerning Directors of the Company required by this Item 10 is incorporated herein by reference to the sections entitled "Nominees for Director and Directors Continuing in Office" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement. The information concerning executive officers of the Company required by this Item 10 is incorporated by reference to Item 4A of this Annual Report on Form 10-K. The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The text of the code of ethics is posted on the Company's website at www.communitybankna.com, and is available free of charge in print to any person who requests it. The Company intends to satisfy the requirements under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, the code of ethics that relates to certain elements thereof, by posting such information on its website referenced above. In addition, information concerning Audit Committee and Audit Committee Financial Expert is included in the Proxy Statement under the caption "Audit Committee Report" and is incorporated herein by reference.

***Item 11. Executive Compensation***

The information required by this Item 11 is incorporated herein by reference to the section entitled "Compensation of Executive Officers" in the Company's Proxy Statement.

***Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item 12 is incorporated herein by reference to the section entitled "Nominees for Director and Directors Continuing in Office" in the Company's Proxy Statement.

***Item 13. Certain Relationships and Related Transactions and Director Independence***

The information required by this Item 13 is incorporated herein by reference to the sections entitled "Corporate Governance" and "Transactions with Related Parties" in the Company's Proxy Statement.

***Item 14. Principal Accounting Fees and Services***

The information required by this Item 14 is incorporated herein by reference to the section entitled "Audit Fees" in the Company's Proxy Statement.

# Part IV

***Item 15. Exhibits, Financial Statement Schedules***

A. Documents Filed

1. The following consolidated financial statements of Community Bank System, Inc. and subsidiaries are included in Item 8:

   - Consolidated Statements of Condition,
     December 31, 2008 and 2007

   - Consolidated Statements of Income,
     Years ended December 31, 2008, 2007, and 2006

   - Consolidated Statements of Changes in Shareholders' Equity,
     Years ended December 31, 2008, 2007, and 2006

   - Consolidated Statements of Comprehensive Income,
     Years ended December 31, 2008, 2007, and 2006

   - Consolidated Statement of Cash Flows,
     Years ended December 31, 2008, 2007, and 2006

   - Notes to Consolidated Financial Statements,
     December 31, 2008

   - Report of Independent Registered Public Accounting Firm

   - Quarterly selected data,
     Years ended December 31, 2008 and 2007 (unaudited)

2. Schedules are omitted since the required information is either not applicable or shown elsewhere in the financial statements.

3. The exhibits filed as part of this report and exhibits incorporated herein by reference to other documents are listed below:

   2.1 Agreement and Plan of Merger, dated August 2, 2006, by and among Community Bank System, Inc., Seneca Acquisition Corp. and ONB Corporation. Incorporated by reference to Exhibit 2.2 to the Quarterly Report on Form 10-Q filed on November 8, 2006 (Registration No. 001-13695).

   2.2 Agreement and Plan of Merger dated April 20, 2006, by and among Community Bank System, Inc., ESL Acquisition Corp., and ES&L Bancorp, Inc. Incorporated by reference to Exhibit 2.1 to the Form 8-K filed on April 25, 2006 (Registration No. 001-13695).

   3.1 Certificate of Incorporation of Community Bank System, Inc., as amended. Incorporated by reference to Exhibit No. 3.1 to the Registration Statement on Form S-4 filed on October 20, 2000 (Registration No. 333-48374).

   3.2 Certificate of Amendment of Certificate of Incorporation of Community Bank System, Inc. Incorporated by reference to Exhibit No. 3.1 to the Quarterly Report on Form 10-Q filed on May 5, 2004 (Registration No. 001-13695).

   3.3 Bylaws of Community Bank System, Inc., amended July 18, 2007. Incorporated by reference to Exhibit 3.2 to the Form 8-K filed on July 24, 2007. (Registration No. 001-13695)

   4.1 Form of Common Stock Certificate. Incorporated by reference to Exhibit No. 4.1 to the Amendment No. 1 to the Registration Statement on Form S-3 filed on September 29, 2008 (Registration No. 333-153403).

10.1 Supplemental Retirement Plan Agreement, by and between Community Bank System, Inc. and Mark E. Tryniski. Incorporated by reference to Exhibit No. 10.1 to the Quarterly Report on Form 10-Q filed on May 8, 2007 (Registration No. 001-13695).**

10.2 Indenture dated as of December 8, 2006, between Community Bank System, Inc. and Wilmington Trust Company, as trustee. Incorporated by reference to Exhibit No. 4.1 to the Form 8-K filed on December 12, 2006 (Registration No. 001-13695).

10.3 Amended and Restated Declaration of Trust dated as of December 8, 2006, among Community Bank System, Inc., as sponsor, Wilmington Trust Company, as Delaware trustee, Wilmington Trust Company, as institutional trustee, and Mark E. Tryniski, Scott A. Kingsley, and Joseph J. Lemchak as administrators. Incorporated by reference to Exhibit 10.1 to the Form 8-K filed on December 12, 2006 (Registration No. 001-13695).

10.4 Guarantee Agreement dated as of December 8, 2006, between Community Bank System, Inc., as guarantor, and Wilmington Trust Company, as guarantee trustee. Incorporated by reference to Exhibit 10.1 to the Form 8-K filed on December 12, 2006 (Registration No. 001-13695).

10.5 Employment Agreement, dated December 1, 2005, by and between Community Bank System, Inc., Community Bank, N.A. and Mark E. Tryniski. Incorporated by reference to Exhibit No. 10.29 to the Current Report on Form 8-K of the Registrant filed on January 6, 2006 (Registration No. 001-13695). **

10.6 Post-2004 Supplemental Retirement Agreement, effective January 1, 2005, by and between Community Bank System, Inc., Community Bank, N.A. and Sanford Belden. Incorporated by reference to Exhibit No. 10.2 to the Annual Report on Form 10-K filed on March 15, 2005 (Registration No. 001-13695). **

10.7 Pre-2005 Supplemental Retirement Agreement, effective December 31, 2004, by and between Community Bank System, Inc., Community Bank, N.A. and Sanford Belden. Incorporated by reference to Exhibit No. 10.3 to the Annual Report on Form 10-K filed on March 15, 2005 (Registration No. 001-13695).**

10.8 Supplemental Retirement Plan Agreement, effective August 2, 2004, by and between Community Bank System Inc. and Scott A. Kingsley. Incorporated by reference to Exhibit No. 10.4 to the Quarterly Report on Form 10-Q filed on August 4, 2004 (Registration No. 001-13695). **

10.9 Employment Agreement, effective August 1, 2004, by and between Community Bank System, Inc., Community Bank N.A. and Brian D. Donahue, as amended December 31, 2008. * **

10.10 Supplemental Retirement Plan Agreement, effective March 26, 2003, by and between Community Bank System Inc. and Thomas McCullough. Incorporated by reference to Exhibit No. 10.11 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.11 2004 Long-Term Incentive Compensation Program. Incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A filed on April 15, 2004 (Registration No. 001-13695). **

10.12 Stock Balance Plan for Directors, as amended. Incorporated by reference to Annex I to the Definitive Proxy Statement on Schedule 14A filed on March 31, 1998 (Registration No. 001-13695). **

10.13 Deferred Compensation Plan for Directors, as amended. Incorporated by reference to Annex I to the Definitive Proxy Statement on Schedule 14A filed on March 31, 1998 (Registration No. 001-13695). **

10.14 Community Bank System, Inc. Pension Plan Amended and Restated as of January 1, 2004. Incorporated by reference to Exhibit No. 10.27 to the Annual Report on Form 10-K filed on March 15, 2005 (Registration No. 001-13695). **

10.15 Amendment #1 to the Community Bank System, Inc. Pension Plan, as amended and restated as of January 1, 2004 ("Plan"). Incorporated by reference to Exhibit No. 10.27 to the Annual Report on Form 10-K filed on March 15, 2005 (Registration No. 001-13695). **

10.16 Amendment #1 to the Deferred Compensation Plan For Certain Executive Employees of Community Bank System, Inc., as amended and restated as of January 1, 2002. Incorporated by reference to Exhibit No. 10.33 to the Annual Report on Form 10-K filed on March 15, 2005 (Registration No. 001-13695). **

10.17 Employment Agreement, dated January 1, 2008, by and among Community Bank System, Inc., Community Bank N.A. and George J. Getman. Incorporated by reference to Exhibit No. 10.1 to the Quarterly Report on Form 10-Q filed on May 8, 2008 (Registration No. 001-13695). **

10.18 Employment Agreement, dated April 4, 2008, by and among Community Bank System, Inc., Community Bank N.A. and Scott Kingsley. Incorporated by reference to Exhibit No. 10.1 to the Form 8-K filed on April 9, 2008 (Registration No. 001-13695). **

14.1 Community Bank System, Inc., Code of Ethics. Incorporated by reference to Exhibit No. 1 to the Annual Report on Form 10-K filed on March 15, 2005 (Registration No. 001-13695).

21.1 Subsidiaries of Community Bank System, Inc.

| Name | Jurisdiction of Incorporation |
|---|---|
| Community Bank, N.A. | New York |
| Community Statutory Trust III | Connecticut |
| Community Capital Trust IV | Delaware |
| Benefit Plans Administrative Services, Inc. | New York |
| Benefit Plans Administrative Services LLC | New York |
| Harbridge Consulting Group LLC | New York |
| CBNA Treasury Management Corporation | New York |
| Community Investment Services, Inc. | New York |
| CBNA Preferred Funding Corp. | Delaware |
| CFSI Close-Out Corp. | New York |
| Nottingham Advisors, Inc. | Delaware |
| First Liberty Service Corporation | Delaware |
| First of Jermyn Realty Company, Inc. | Delaware |
| Brilie Corporation | New York |
| Town & Country Agency LLC | New York |
| CBNA Insurance Agency, Inc. | New York |
| Hand Benefits & Trust Company | Texas |
| Hand Securities, Inc. | Texas |
| Flex Corporation | Texas |

23.1 Consent of PricewaterhouseCoopers LLP. *

31.1 Certification of Mark E. Tryniski, President and Chief Executive Officer of the Registrant, pursuant to Rule 13a-15(e) or Rule 15d-15(e) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *

31.2 Certification of Scott Kingsley, Treasurer and Chief Financial Officer of the Registrant, pursuant to Rule 13a-15(e) or Rule 15d-15(e) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *

32.1 Certification of Mark E. Tryniski, President and Chief Executive Officer of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

32.2 Certification of Scott Kingsley, Treasurer and Chief Financial Officer of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

* Filed herewith
**Denotes management contract or compensatory plan or arrangement

B. Not applicable

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMUNITY BANK SYSTEM, INC.

By: /s/ Mark E. Tryniski
Mark E. Tryniski
President and Chief Executive Officer
March 13, 2009

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 13th day of March 2009.

/s/ Mark E. Tryniski
Mark E. Tryniski
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Scott Kingsley
Scott Kingsley
Treasurer and Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

Directors:

/s/ Brian R. Ace
Brian R. Ace, Director

/s/ Paul M. Cantwell, Jr.
Paul M. Cantwell, Jr., Director and
Chairman of the Board of Directors

/s/ Nicholas A. DiCerbo
Nicholas A. DiCerbo, Director

/s/ James A. Gabriel
James A. Gabriel, Director

/s/ James W. Gibson, Jr.
James W. Gibson, Jr., Director

/s/ Charles E. Parente
Charles E. Parente, Director

/s/ David C. Patterson
David C. Patterson, Director

/s/ Sally A. Steele
Sally A. Steele, Director

/s/ James A. Wilson
James A. Wilson, Director

NEW YORK STOCK EXCHANGE

The undersigned Chief Executive Officer of Community Bank System, Inc. (the "Company") certifies to the New York Stock Exchange ("NYSE") that, as of the date of this certification, he is unaware of any violation by Community Bank System, Inc. of the NYSE's corporate governance listing standards in effect as of the date of this certification.

The Chief Executive Officer of the Company submitted the required certification to the NYSE (as required pursuant to Section 303A.12 of the NYSE Listed Company Manual) without qualification to the NYSE for the year ended December 31, 2008. In addition, the certifications of the Chief Executive Officer and the Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 (the "SOX 302 certifications") with respect to the Company's disclosures in its Annual Report on Form 10-K for the year ended December 31, 2008 were filed as Exhibits 31.1 and 31.2 to such Annual Report on Form 10-K. The SOX 302 Certifications with respect to the Company's disclosures in its Form 10-K for the year ended December 31, 2008 are being filed as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K.

Date: March 13, 2009

/s/ Mark E. Tryniski
Mark E. Tryniski,
President, Chief Executive Officer and Director

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-61916, 333-61672, 333-17011, 333-16635, 033-60607, 333-119887 and 333-119590) of Community Bank System, Inc. of our report dated March 13, 2009 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/PricewaterhouseCoopers LLP

Buffalo, New York
March 13, 2009

Exhibit 31.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark E. Tryniski, certify that:

1. I have reviewed this annual report on Form 10-K of Community Bank System, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2009

/s/ Mark E. Tryniski
Mark E. Tryniski,
President, Chief Executive Officer and Director

Exhibit 31.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Scott Kingsley, certify that:

1. I have reviewed this annual report on Form 10-K of Community Bank System, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 13, 2009

/s/ Scott Kingsley
Scott Kingsley,
Treasurer and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Community Bank System, Inc. (the "Company") on Form 10-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark E. Tryniski, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Mark E. Tryniski
Mark E. Tryniski
President, Chief Executive Officer and Director
March 13, 2009

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Community Bank System, Inc. (the "Company") on Form 10-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Scott Kingsley, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Scott Kingsley
Scott Kingsley,
Treasurer and Chief Financial Officer
March 13, 2009

# Shareholder Information

## Corporate Headquarters

Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, NY 13214-1883
Phone: 315-445-2282 or 800-724-2262
Fax: 315-445-7347
www.communitybankna.com

## Stock Listing

Common stock of Community Bank System, Inc. is listed on the New York Stock Exchange (NYSE) under the symbol: CBU. Newspaper listing for common stock: CmntyBkSys.

## Annual Meeting

Wednesday, May 20, 2009
1:00 p.m.
Yokum Hall
State University of New York College at Plattsburgh
101 Broad Street, Plattsburgh, NY 12901

## Transfer Agent and Registrant of Stock

Shareholders requiring a change of name, address or ownership of stock, or information about shareholder records, lost or stolen certificates, and dividend checks, direct deposit and reinvestment should contact:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
800-937-5449
www.amstock.com

## Investor Information

Investor and shareholder information regarding Community Bank System, Inc., including all filings with the Securities and Exchange Commission, is available through the company's website: www.communitybankna.com

Copies may also be obtained without charge upon written request to:
Ms. Josephine Anne E. Rurka
Investor Relations Department
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, NY 13214-1883
315-445-7300
josie.rurka@communitybankna.com

## Independent Auditors

The Board of Directors appointed PricewaterhouseCoopers LLP as auditor for the company for the year ended December 31, 2008.


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. BV-COC-080403
© 1996 Forest Stewardship Council
FSC

## Analyst Coverage

The following analysts published research about Community Bank System in 2008:

Boenning & Scattergood
Jason O'Donnell
Phone: 610-832-5258
jodonnell@boenninginc.com

FTN Midwest Research
David Darst
Phone: 615-734-6162
david.darst@ftnmidwest.com

Janney Montgomery Scott
Richard Weiss
Phone: 215-665-6224
rweiss@jmsonline.com

Keefe, Bruyette & Woods
Damon Del Monte
Phone: 860-722-5908
ddelmonte@kbw.com

Raymond James & Associates
Whitney Young
Phone: 212-856-4885
whitney.young@RaymondJames.com

## Investor's Choice Program

CBU offers convenient, low-cost options for investors wishing to steadily buy shares. For information, contact:
Ms. Donna J. Drengel
Shareholder Relations Department
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, NY 13214-1883
Phone: 315-445-7313
donna.drengel@communitybankna.com
or
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
800-278-4353
www.amstock.com

## Safe Harbor Statement

The Community Bank System, Inc. Annual Report contains forward-looking statements, within the provisions of the Private Security Litigation Reform Act of 1995, that are based on current expectations, estimates, and projections about the industry, markets and economic environment in which the company operates. Such statements involve risks and uncertainties that could cause actual results to differ materially from the results discussed in these statements. These risks are detailed in the company's periodic reports filed with the Securities and Exchange Commission.



bank happy®




CBU
Listed
NYSE

Community Bank System, Inc.
5790 Widewaters Parkway • DeWitt, NY 13214-1883 • 800.724.2262 • fax 315.445.7347 • Communitybankna.com